As filed with the Securities and Exchange Commission on August 7 , 2007

Registration No. 333-143522

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BEACON FEDERAL BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	6712	Being applied for
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Brittonfield Parkway
East Syracuse, New York 13057
(315) 433-0111
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Mr. Ross J. Prossner
President and Chief Executive Officer
5000 Brittonfield Parkway
East Syracuse, New York 13057
(315) 433-0111
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Agent for Service)

Copies to:

Robert B. Pomerenk, Esq.	Jonathan H. Talcott, Esq.
Robert I. Lipsher, Esq.	Lawrence D. Kaplan, Esq.
Luse Gorman Pomerenk & Schick, P.C.	Nelson Mullins Riley & Scarborough LLP
5335 Wisconsin Avenue, N.W., Suite 400	101 Constitution Avenue, N.W., Suite 900
Washington, D.C. 20015	Washington, D.C. 20001
(202) 274-2000	(202) 712-2806

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  :☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $0.01 par value per share	10,910,625 shares	$10.00	$109,106,250 (1)	$3,350 (3)
Participation Interests (2)	540,000 interests

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)

The securities of Beacon Federal Bancorp, Inc. to be purchased by the Beacon Federal 401(k) Plan are included in the amount shown for common stock.  However, pursuant to Rule 457(h) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests.  Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such plan.

(3)	The registration fee of $3,655 was previously paid upon the initial filing of the Form S-1 on June 5, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

(Holding Company for Beacon Federal)
Up to 9,487,500 Shares of Common Stock

          Beacon Federal Bancorp, Inc., a Maryland corporation, is offering shares of common stock for sale in connection with the conversion of Beacon Federal, a federally chartered savings association, from the mutual to the stock form of organization.  All shares of common stock are being offered for sale at a price of $10.00 per share.  We expect that our common stock will be traded on the Nasdaq Global Market under the symbol “BFED,” upon conclusion of the stock offering.  There is currently no public market for the shares of our common stock.

          We are offering up to 9,487,500 shares of common stock for sale on a best efforts basis.  We may sell up to 10,910,625 shares of common stock because of demand for the shares, changes in market conditions or regulatory considerations without resoliciting subscribers.  We must sell a minimum of 7,012,500 shares in order to complete the offering.

          We are offering the shares of common stock in a “subscription offering” in the following descending order of priority:

•

First, to depositors of Beacon Federal (including members of Marcy Federal Credit Union, which merged with Beacon Federal in December 2006) with aggregate account balances of at least $50 as of the close of business on February 28, 2006.

•	Second, to Beacon Federal’s tax-qualified employee benefit plans.

•	Third, to depositors of Beacon Federal with aggregate account balances of at least $50 as of the close of business on June 30, 2007.

•	Fourth, to depositors of Beacon Federal as of July 31 , 2007.

          Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering.” We also may offer for sale shares of common stock not purchased in the subscription offering or community offering through a “syndicated community offering” managed by Keefe, Bruyette & Woods, Inc.

          The minimum number of shares of common stock you may order is 25 shares.  The maximum number of shares of common stock that can be ordered through a single qualifying account is 30 ,000 shares, and no person by himself or with an associate or group of persons acting in concert may purchase more than 40,000 shares.  The offering is expected to expire at 4:30 p.m., local time, on September 14 , 2007.  We may extend this expiration date without notice to you until October 29 , 2007, unless the Office of Thrift Supervision approves a later date, which may not be beyond September 26 , 2009.  Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond October 29 , 2007, or the number of shares of common stock to be sold is increased to more than 10,910,625 shares or decreased to fewer than 7,012,500 shares.  If the offering is extended beyond October 29, 2007, or if the number of shares of common stock to be sold is increased to more than 10,910,625 shares or decreased to fewer than 7,012,500 shares, we will resolicit subscribers, giving them an opportunity to change or cancel their orders.  Funds received during the offering will be held in a segregated account at Beacon Federal, or, in our discretion, at another insured depository institution, and will earn interest at our regular savings rate, which is currently 0.50%.

          Keefe, Bruyette & Woods, Inc. will assist us in selling our shares of common stock on a best efforts basis.  Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of the common stock that are being offered for sale.  Purchasers will not pay a commission to purchase shares of common stock in the offering. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in the common stock, but is under no obligation to do so.

This investment involves a degree of risk, including the possible loss of your investment.

Please read “Risk Factors” beginning on page ___.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Maximum	Adjusted Maximum

Number of shares	7,012,500	9,487,500	10,910,625
Gross offering proceeds	$70,125,000	$94,875,000	$109,106,250
Estimated offering expenses (excluding selling agent fees and expenses)	$1,450,000	$1,450,000	$1,450,000
Estimated selling agent fees and expenses(1)	$543,720	$725,880	$830,622
Estimated net proceeds	$68,131,280	$92,699,120	$106,825,628
Estimated net proceeds per share	$9.72	$9.77	$9.79

(1)	See “The Conversion; Plan of Distribution—Marketing and Distribution; Compensation” for discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.

          These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center, toll free, at 1-866-662-7477.

KEEFE, BRUYETTE & WOODS

The date of this prospectus is August 10 , 2007.

i

ii

SUMMARY

          The following summary highlights selected information in this prospectus. It may not contain all the information that is important to you. For additional information, you should read this entire prospectus carefully, including the Consolidated Financial Statements and the notes to the Consolidated Financial Statements.

          In this prospectus, the terms “we, “our,” and “us” refer to Beacon Federal Bancorp, Inc. unless the context indicates another meaning.

Beacon Federal

          Beacon Federal is a federally chartered savings association headquartered in East Syracuse, New York.  Beacon Federal was organized in 1953 as the Carrier Employees Federal Credit Union, serving the employees of Carrier Corporation in Syracuse, New York. In July 1999, the credit union converted its charter to the federal mutual savings association charter and changed its name to Beacon Federal in order to further accelerate its growth by removing the field-of-membership constraints associated with the credit union charter and in order to allow it to diversify its loan portfolio to include commercial loans and mortgage loans. In January 2004, Beacon Federal reorganized into the mutual holding company structure by establishing Beacon Financial Services, MHC and Beacon Federal Financial Services, Inc. as new, federally chartered holding companies. This internal corporate reorganization, in which no common stock was sold to the public, structured Beacon Federal as a stock institution, which is the form of organization used by commercial banks and an increasing number of savings institutions. The reorganization positioned Beacon Federal to borrow funds and issue debt securities to finance growth. In December 2006, Beacon Federal reorganized to eliminate its holding companies. This internal corporate reorganization was effected solely to facilitate Beacon Federal’s merger with Marcy Federal Credit Union, a merger that was consummated in conjunction with the reorganization. Each of Beacon Federal’s corporate reorganizations were undertaken to assist Beacon Federal’s growth strategy. The reorganizations had no material effect on Beacon Federal’s day-to-day operations.

           During the 1980s, Beacon Federal grew through acquisitions of and mergers with a number of smaller credit unions operating at Carrier Corporation production facilities throughout the United States, including credit unions in Collierville, Tennessee, Tyler, Texas, and McMinnville, Tennessee. In the period through 1996, Beacon Federal added over 150 select employer groups to its membership. Beacon Federal also acquired credit unions in Tyler, Texas, Syracuse, New York and Concord, Massachusetts. As a result of these mergers, total assets grew from $28 million in 1985 to over $133 million in 1996.

           After its conversion to a federal mutual savings association, Beacon Federal continued its growth, merging with two credit unions in McMinnville, Tennessee in 2000 and 2001, one credit union in Syracuse, New York in 2003, and one credit union in Marcy, New York in 2006.

           As a result of the acquisitions, Beacon Federal now serves a variety of market areas in economically diverse parts of the country. Moreover, since the completion of the acquisitions, Beacon Federal has expanded its lending and deposit-generating operations in these market areas, and now maintains a substantial percentage of its operations outside of the upstate New York market area. The following table shows the loan and deposit balances associated with each of its branch offices at March 31, 2007.

Branch	Total Loans	Total Deposits

	(In thousands)
Syracuse, NY	$363,227	$267,372
Smartt, TN	42,863	61,788
Tyler, TX	45,343	92,285
Chelmsford, MA	49,255	57,254
Smyrna, TN	46,014	14,989
Marcy, NY	12,468	19,139
Rome, NY	3,352	6,740

Total	$562,522	$519,567

           Following the conversion and offering, Beacon Federal intends to continue to seek to grow by acquisitions of other financial institutions, including credit unions, to the extent attractive acquisition opportunities are available, and subject to regulatory constraints.

          Beacon Federal is a full-service, community-oriented savings association with total assets of $649.1 million, total net loans of $557.2 million, total deposits of $519.6 million and total equity of $44.7 million at March 31, 2007.  Beacon Federal provides financial services to individuals, families and businesses through its main office in East Syracuse, New York, and from its six full-service branches located in Marcy and Rome, New York, Smartt and Smyrna, Tennessee, Tyler, Texas and Chelmsford, Massachusetts.

           Beacon Federal’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in home equity loans, one- to four-family residential mortgage loans, consumer loans, commercial real estate loans, commercial business loans and multi-family mortgage loans. At March 31, 2007, home equity loans totaled $193.4 million, or 34.6% of our loan portfolio, one- to four-family residential mortgage loans totaled $130.6 million, or 23.3% of our loan portfolio, consumer loans totaled $93.1 million, or 16.6% of our loan portfolio, commercial business loans totaled $59.7 million, or 10.7% of our loan portfolio, commercial real estate loans totaled $59.1 million, or 10.5% of our loan portfolio, and multi-family real estate mortgage loans totaled $18.6 million, or 3.3% of our loan portfolio.

           Beacon Federal offers a variety of deposit accounts, including checking, savings and certificates of deposit. Beacon Federal also sells insurance and investment products and tax-preparation services through its subsidiary, Beacon Comprehensive Services, Inc.

          Beacon Federal’s executive offices are located at 5000 Brittonfield Parkway, East Syracuse, New York 13057.  Its telephone number at this address is (315) 433-0111. Its website address is www.beaconfederal.com.

Beacon Federal Bancorp, Inc.

          Beacon Federal Bancorp, Inc. is a newly formed Maryland corporation that will own all of the outstanding shares of common stock of Beacon Federal upon completion of the mutual-to-stock conversion and the offering.  Beacon Federal Bancorp, Inc. has not engaged in any business to date.

          Our executive offices are located at 5000 Brittonfield Parkway, East Syracuse, New York 13057.  Our telephone number at this address is (315) 433-0111.

Our Organizational Structure

          Beacon Federal Bancorp, Inc., a Maryland corporation, will own 100% of the outstanding shares of common stock of Beacon Federal.  Prior to this offering, Beacon Federal Bancorp, Inc. has not issued shares of stock to the public.

          Pursuant to the terms of Beacon Federal’s plan of conversion, Beacon Federal will convert from a mutual savings association to a stock savings association and operate as a wholly owned subsidiary of Beacon Federal Bancorp, Inc.  As part of the conversion, we are offering for sale in a subscription offering, and, if necessary, a community offering and a syndicated community offering, shares of common stock of Beacon Federal Bancorp, Inc.

Business Strategy

          Our business strategy is to grow and improve our profitability by:

•

growing and diversifying our loan portfolio by emphasizing the origination of one- to four-family residential mortgage loans, home equity loans, commercial real estate loans and commercial business loans;

•	maintaining high asset quality;

•	emphasizing lower cost core deposits to reduce the funding costs of new loans;

•	increasing our sources of non-interest income;

•	controlling operating expenses while continuing to provide quality personal services to our customers; and

•	acquiring banks, thrifts, credit unions and financial services companies, and branch offices.

          A full description of our products and services begins on page ___ of this prospectus under the heading “Business of Beacon Federal.”

          These strategies are intended to guide our investment of the net proceeds of the offering.  We intend to continue to pursue our business strategy after the conversion and the offering, subject to changes necessitated by future market conditions and other factors.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beacon Federal Bancorp, Inc.—Business Strategy” for a further discussion of our business strategy.

Reasons for the Conversion

          Our primary reasons for converting and raising additional capital through the offering are:

•	to support our internal growth through lending in communities we serve or may serve in the future;

•	to enhance our existing products and services and to support the development of new products and services;

•	to improve our overall competitive position;

•

to provide additional financial resources to pursue future acquisitions of banks, thrifts, credit unions and financial services companies, and branch offices, although we have no current arrangements or agreements with respect to any such acquisitions;

•	to reduce a portion of our existing borrowings;

•	to provide better capital management tools, including the ability to pay dividends and to repurchase shares of our common stock, subject to market conditions; and

•

to retain and attract qualified personnel by establishing stock benefit plans for management and employees, including a stock option plan, a stock recognition and retention plan and an employee stock ownership plan.

Terms of the Conversion and the Offering

          Under Beacon Federal’s plan of conversion, our organization will convert to a fully public stock holding company structure.  In connection with the conversion, we are offering between 7,012,500 and 9,487,500 shares of common stock to eligible depositors of Beacon Federal, to our employee benefit plans and, to the extent shares remain available, to the general public.  The number of shares of common stock to be sold may be increased up to 10,910,625 as a result of demand for the shares, changes in the market for financial institution stocks or regulatory considerations.  Unless the number of shares of common stock to be offered is increased to more than 10,910,625 or decreased to less than 7,012,500 , or the offering is extended beyond October 29 , 2007, subscribers will not have the opportunity to change or cancel their stock orders.

          The purchase price of each share of common stock to be issued in the offering is $10.00.  All investors will pay the same purchase price per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  Keefe, Bruyette & Woods, Inc., our marketing advisor in the offering, will use its best efforts to assist us in selling shares of our common stock.  Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares of common stock in the offering.

Persons Who May Order Shares of Common Stock in the Offering

          We are offering the shares of common stock in a “subscription offering” in the following descending order of priority:

•

First, to depositors of Beacon Federal (including members of Marcy Federal Credit Union, which merged with Beacon Federal in December 2006) with aggregate account balances of at least $50 as of the close of business on February 28, 2006.

•	Second, to Beacon Federal’s tax-qualified employee benefit plans.

•	Third, to depositors of Beacon Federal with aggregate account balances of at least $50 as of the close of business on June 30, 2007.

•	Fourth, to depositors of Beacon Federal as of July 31 , 2007.

          Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given to natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the

Massachusetts county of Middlesex.  The community offering may begin concurrently with, during or promptly after the subscription offering as we may determine at any time.  If shares remain available for sale following the subscription offering or community offering, we also may offer for sale shares of common stock through a “syndicated community offering” managed by Keefe, Bruyette & Woods, Inc.

          We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering.  We have not established any set criteria for determining whether to accept or reject a purchase order in the community offering or the syndicated community offering, and, accordingly, any determination to accept or reject purchase orders in the community offering and the syndicated community offering will be based on the facts and circumstances known to us at the time.

          To ensure a proper allocation of stock, each subscriber eligible to purchase in the subscription offering must list on his or her stock order form all deposit accounts in which he or she had an ownership interest at February 28, 2006, June 30, 2007 or July 31 , 2007, as applicable.  Failure to list all accounts, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.  We will strive to identify your ownership in all accounts, but we cannot guarantee that we will identify all accounts in which you have an ownership interest.  Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

          If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order.  Shares will be allocated first to categories in the subscription offering.  A detailed description of share allocation procedures can be found in the section entitled “The Conversion; Plan of Distribution.”

How We Determined the Offering Range

          The amount of common stock that we are offering is based on an independent appraisal of the estimated market value of Beacon Federal Bancorp, Inc., assuming the conversion and the offering are completed.  RP Financial, LC, our independent appraiser, has estimated that, as of July 30 , 2007, this market value ranged from $ 70.1 million to $ 94.9 million, with a midpoint of $ 82.5  million.  Based on this valuation and a $10.00 per share price, the number of shares of common stock being offered for sale by us will range from 7,012,500 shares to 9,487,500 shares.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  RP Financial, LC’s appraisal is based in part on our financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial, LC considered comparable to us. The appraisal peer group consisted of those New York (outside of metropolitan New York City), Massachusetts and Pennsylvania savings institutions with assets between $ 300 million and $1.0 billion, with return on equity between 0% and 10% and meaningful price/core earnings multiples.

          The following table presents a summary of selected pricing ratios for Beacon Federal Bancorp, Inc. and the peer group companies identified by RP Financial, LC.  Our ratios are based on core earnings for the twelve months ended June 30 , 2007 and book value as of June 30 , 2007.  The peer group ratios are based on book value as of and core earnings for the most recent twelve-month period (March 31, 2007 or December 31, 2006). Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a premium of 78.0 % on a price-to- core- earnings basis, a discount of 36.6 % on a price-to-book value basis and a discount of 40.4 % on a price-to-tangible book value basis.  The pricing ratios result from our generally having higher levels of equity but lower core earnings than the companies in the peer group on a pro forma basis.  Our Board of Directors, in reviewing and approving the valuation, considered the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering.  The appraisal did not consider one valuation approach to be more important than the other.  Instead, the appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing Beacon Federal Bancorp, Inc., and the number of shares to be sold, in comparison to the identified peer group institutions.  The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion and offering.

	Pro forma price-to-core earnings multiple	Pro forma price-to-book value ratio	Pro forma price-to-tangible book value ratio

Beacon Federal Bancorp, Inc.
Maximum, as adjusted	38. 22 x	78.47%	78.47%
Maximum	35. 3 2x	74.93	74.93
Minimum	29. 30x	66.77	66.77
Valuation of peer group companies using stock prices as of July 30, 2007
Averages	19.84 x	118.24	125.63
Medians	18. 00 x	121.52	124.73

          The independent appraisal does not indicate per share market value.  Do not assume or expect that the valuation of Beacon Federal Bancorp, Inc. as indicated above means that, after the conversion and the offering, the shares of common stock will trade at or above the $10.00 offering price.  Furthermore, the pricing ratios presented above were utilized by RP Financial, LC to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group.  The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

          The independent appraisal will be updated prior to the completion of the conversion. If the appraised value decreases below $ 70.1 million or increases above $ 109.1 million, subscribers may be resolicited with the approval of the Office of Thrift Supervision and be given the opportunity to change or cancel their orders.  If you do not respond, we will cancel your stock order and return your subscription funds, with interest, and cancel any authorization to withdraw funds from your deposit accounts for the purchase of shares of common stock.  For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion; Plan of Distribution— Determination of Share Price and Number of Shares to be Issued.”

After-Market Stock Price Performance Provided by Independent Appraiser

          The appraisal prepared by RP Financial, LC includes examples of after-market stock price performance for thrift conversion offerings completed during the three-month period ended July 30 , 2007.  The following table presents stock price appreciation information for all standard mutual-to-stock conversions completed between January 1, 2005 and July 30 , 2007.  These companies did not constitute the group of ten comparable public companies utilized in RP Financial, LC’s valuation analysis.

Mutual-to-Stock Conversion Offerings with Closing Dates
between January 1, 2005 and July 30, 2007

	Appreciation from Initial Trading Date

Transaction	Conversion Date	Exchange	1 day	1 week	1 month	Through July 30, 2007

Lousiana Bancorp, Inc.	7/10/07	NASDAQ	9.5%	4.0%	7.0%	7.0%
Quaint Oak Bancorp, Inc.	7/5/07	OTCBB	(2.0)	(7.0)	(13.0)	(13.0)
ESSA Bancorp, Inc.	4/4/07	NASDAQ	17.8	20.2	14.8	9.1
CMS Bancorp, Inc.	4/4/07	NASDAQ	5.7	4.7	3.0	5.0
Hampden Bancorp, Inc.	1/17/07	NASDAQ	28.2	25.0	23.4	2.1
Chicopee Bancorp, Inc.	7/20/06	NASDAQ	44.6	42.5	45.2	45.5
Newport Bancorp, Inc.	7/7/06	NASDAQ	28.0	28.8	31.0	22.5
Legacy Bancorp, Inc.	10/26/05	NASDAQ	30.3	34.0	32.0	32.3
BankFinancial Corp.	6/24/05	NASDAQ	36.0	34.0	36.0	40.3
Benjamin Franklin Bancorp, Inc.	4/5/05	NASDAQ	0.6	3.9	2.5	34.3
OC Financial, Inc.	4/1/05	OTCBB	20.0	8.0	10.0	7.7
Royal Financial, Inc.	1/21/05	OTCBB	16.0	26.0	25.4	32.5
Average			19.6	18.7	18.1	18.8
Median			18.9	22.6	19.1	15.8

          This table is not intended to be indicative of how our stock may perform.  Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies.

          Stock price appreciation is affected by many factors, including, but not limited to:  general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area.  The companies listed in the table above may not be similar to Beacon Federal Bancorp, Inc., the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Beacon Federal Bancorp, Inc.’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions.  Any or all of these differences may cause our stock to perform differently from these other offerings.

          RP Financial, LC advised the Board of Directors that the appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of ten comparable public companies whose stocks have traded for at least one year prior to the valuation date, and as a result of this analysis, RP Financial, LC determined that our pro forma price-to-earnings ratios were higher than the peer group companies and our pro forma price-to-book ratios were lower than the peer group companies.  See “—How We Determined the Offering Range.”  RP Financial, LC also advised the Board of Directors that the aftermarket trading experience of thrift conversion offerings completed during the three-month period ended July 30 , 2007 was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology.  There were two standard mutual-to-stock conversion offerings completed during the three-month period ended July 30 , 2007.

          Our Board of Directors carefully reviewed the information provided to it by RP Financial, LC through the appraisal process, but did not make any determination regarding whether prior standard mutual-to-stock conversions have been undervalued, nor did the board draw any conclusions regarding how the historical data reflected above may affect Beacon Federal Bancorp, Inc.’s appraisal.  Instead, we engaged RP Financial, LC to help us understand the regulatory process as it applies to the appraisal and to advise the Board of Directors as to how much capital Beacon Federal Bancorp, Inc. would be required to raise under the regulatory appraisal guidelines.

          There can be no assurance that our stock price will not trade below $10.00 per share, as has been the case for some mutual-to-stock conversions.  Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page ____.

Limits on How Much Common Stock You May Purchase

          The minimum number of shares of common stock that may be purchased is 25. Generally, no individual, or individual s exercising subscription rights through a single qualifying account held jointly, may purchase more than 30,000 shares ($300,000) of common stock.  If any of the following persons purchases shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 40,000 shares ($400,000):

•	your spouse or relatives of you or your spouse living in your house;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior management position; or

•	other persons who may be your associates or persons acting in concert with you.

          See the detailed descriptions of “acting in concert” and “associate” in “The Conversion; Plan of Distribution—Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock

          In the subscription offering and community offering, you may pay for your shares only by:

•	personal check, bank check or money order, made payable to Beacon Federal Bancorp, Inc.; or

•	authorizing us to withdraw funds from the types of Beacon Federal deposit accounts permitted on the stock order form.

          Beacon Federal is not permitted to knowingly lend funds to anyone for the purpose of purchasing shares of common stock in the offering.  Additionally, you may not use a check drawn on a Beacon Federal line of credit or a third-party check to pay for shares of common stock.

          You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment or authorization to withdraw from one or more of your Beacon Federal deposit accounts, so that it is received (not postmarked) before 4:30 p.m., local time, on September 14, 2007, which is the expiration of the offering period.  For orders paid for by check or money order, the funds will be cashed promptly and held in a segregated account at Beacon Federal, or in our discretion at another insured depository institution.  We will pay interest on those funds calculated at Beacon Federal’s regular savings rate from the date funds are received until completion or termination of the conversion and the offering.  Withdrawals from certificates of deposit to purchase shares of common stock in the offering may be made without incurring an early withdrawal penalty; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current regular rate subsequent to the withdrawal.  All funds authorized for withdrawal from deposit accounts with Beacon Federal must be in the accounts at the time the stock order is received. However, funds will not be withdrawn from the accounts until the completion of the conversion and offering and will earn interest at the applicable deposit account rate until that time. A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you.  After we receive your order, your order cannot be changed or canceled unless the number of shares of common stock to be offered is increased to more than 10,910,625 or decreased to fewer than 7,012,500 , or the offering is extended beyond October 29, 2007.

          By signing the stock order form, you are acknowledging receipt of a prospectus and that the shares of common stock are not deposits or savings accounts that are federally insured or otherwise guaranteed by Beacon Federal, the Federal Deposit Insurance Corporation or any other government agency.

          You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA.  However, shares of common stock must be purchased through and held in a self-directed retirement account, such as those offered by a brokerage firm. By regulation, Beacon Federal’s individual retirement accounts are not self-directed, so they cannot be used to purchase or hold shares of our common stock. If you wish to use some or all of the funds in your Beacon Federal individual retirement account to purchase our common stock, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order.  It will take time to transfer your Beacon Federal individual retirement account to an independent trustee, so please allow yourself sufficient time to take this action.  An annual administrative fee may be payable to the independent trustee.  Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the September 14, 2007 expiration of the offering period, for assistance with purchases using your Beacon Federal individual retirement account or any other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on time constraints and, possibly, limitations imposed by the brokerage firm or institution where the funds are held.

Delivery of Stock Certificates

          Certificates representing shares of common stock sold in the offering will be mailed to the persons entitled thereto at the certificate registration address noted by them on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals.  It is possible that, until certificates for the common stock are delivered, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.

How We Intend to Use the Proceeds From the Offering

          We estimate net proceeds from the offering will be between $ 68.1 million and $ 92.7 million, or $ 106.8 million if the offering range is increased by 15%.  Approximately $ 34.1 million to $ 46.4 million of the net proceeds, or $ 53.4 million if the offering range is increased by 15%, will be invested in Beacon Federal.  Beacon Federal Bancorp, Inc. intends to retain between $ 34.1 million and $ 46.4 million of the net proceeds, or $ 53.4 million if the offering range is increased by 15%.  A portion of the net proceeds retained by Beacon Federal Bancorp, Inc. will be used for a loan to the employee stock ownership plan to fund its purchase of shares of common stock (between $ 5.6 million and $ 7.6 million, or $ 8.7 million if the offering is increased by 15%).  Beacon Federal Bancorp, Inc. may use the remaining funds for investments, to pay cash dividends, to repurchase shares of common stock and other general corporate purposes discussed below.

          Funds invested in Beacon Federal will be used to support increased lending and other products and services.  The net proceeds retained by Beacon Federal Bancorp, Inc. and Beacon Federal also may be used for future business expansion through acquisitions of banks, thrifts, credit unions and financial services companies, and branch offices.  We have no current arrangements or agreements with respect to any such acquisitions.  Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

          Please see the section of this prospectus entitled “How We Intend to Use the Proceeds From the Offering” for more information on the proposed use of the proceeds from the offering.

You May Not Sell or Transfer Your Subscription Rights

          Office of Thrift Supervision regulations prohibit you from transferring your subscription rights.  If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the shares of common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights.  We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe has sold or given away his or her subscription rights.  We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights.  When completing your stock order form, you should not add the name(s) of persons who do not have subscription rights or who qualify in a lower subscription priority than you do.  In addition, the stock order form requires that you list all deposit or loan accounts, giving all names on each account and the account number at the applicable eligibility date.  Your failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription.

Deadline for Orders of Common Stock

          If you wish to purchase shares of common stock in the offering, we must receive a properly completed original stock order form, together with full payment for the shares of common stock, at the Stock Information Center or any of our branch offices no later than 4:30 p.m., local time, on September 14 , 2007.  A postmark prior to September 14 , 2007 will not entitle you to purchase shares of common stock unless we receive the envelope by 4:30 p.m., local time.  You may submit your order form by mail using the order reply envelope provided, by overnight courier to the indicated address on the order form, or by hand delivery to our Stock Information Center, located at 6311 Court Street Road, East Syracuse, New York.  Once we receive it, your order is irrevocable unless the offering is terminated or extended beyond October 29 , 2007 or the number of shares of common stock to be sold is decreased to less than 7,012,500 shares or increased to more than 10,910,625 shares.  If the offering is extended beyond October 29, 2007, or if the number of shares of common stock to be sold is decreased to less than 7,012,500 shares or is increased to more than 10,910,625 shares, we will, with the approval of the Office of Thrift Supervision, resolicit subscribers, giving them the opportunity to confirm, cancel or change their stock orders during a specified resolicitation period.

          Although we will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:30 p.m., local time, on September 14 , 2007, whether or not we have been able to locate each person entitled to subscription rights.

Steps We May Take If We Do Not Receive Orders for the Minimum Number of Shares

          If we do not receive orders for at least 7,012,500 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range.  Specifically, we may:

•	increase the purchase limitations; and/or

•	seek the approval of the Office of Thrift Supervision to extend the offering beyond October 29, 2007, so long as we resolicit subscriptions that we have previously received in the offering.

          In addition, we may terminate the offering at any time prior to the special meeting of members of Beacon Federal that is being called to vote upon the conversion, and at any time after member approval, with the approval of the Office of Thrift Supervision.

Purchases by Officers and Directors

          We expect our directors and executive officers, together with their associates, to subscribe for 280,000 shares of common stock in the offering, or 4.0% of the shares to be sold at the minimum of the offering range.  The purchase price paid by them for their subscribed shares will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering.  Purchases by directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering.

Benefits to Management and Potential Dilution to Stockholders Following the Conversion

          We expect our tax-qualified employee stock ownership plan to purchase 8% of the total number of shares of common stock that we sell in the offering, or 759,000 shares of common stock, assuming we sell the maximum of the shares proposed to be sold.  If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 8% of the total number of shares of common stock sold in the offering.  This plan is a tax-qualified retirement plan for the benefit of all our employees.  Purchases by the employee stock ownership plan will be included in determining whether the required minimum number of shares has been sold in the offering.  Assuming the employee stock ownership plan purchases 759,000 shares in the offering, we will recognize additional pre-tax compensation expense of $ 7.6 million over a 20-year period, assuming the shares of common stock have a fair market value of $10.00 per share for the full 20-year period.  If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly.

          We also intend to implement a stock-based recognition and retention plan and a stock option plan no earlier than six months after completion of the conversion.  Stockholder approval of these plans will be required.  If adopted within 12 months following the completion of the conversion, the stock recognition and retention plan will reserve a number of shares equal to not more than 4% of the shares sold in the offering, or up to 379,500 shares of common stock at the maximum of the offering range, for awards to key employees and directors, at no cost to the recipients.  If adopted within 12 months following the completion of the conversion, the stock option plan will reserve a number of shares equal to not more than 10% of the shares of common stock sold in the offering, or up to 948,750 shares of common stock at the maximum of the offering range, for key employees and directors upon their exercise. If the stock recognition and retention plan and the stock option plan are adopted after one year from the date of the completion of the conversion, the 4% and 10% limitations described above will no longer apply.  We have not yet determined whether we will present these plans for stockholder approval within 12 months following the completion of the conversion or whether we will present these plans for stockholder approval more than 12 months after the completion of the conversion.

          If 4% of the shares of common stock sold in the offering are awarded under the stock recognition and retention plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 3.9% in their ownership interest in Beacon Federal Bancorp, Inc. If 10% of the shares of common stock sold in the offering are issued upon the exercise of options granted under the stock option plan come from authorized but unissued shares of common stock, stockholders would experience dilution of approximately 9.1% in their ownership interest in Beacon Federal Bancorp, Inc.

          We intend to enter into employment agreements with certain of our executive officers and change-in-control agreements with up to six officers who have not entered into employment agreements, in part, due to this stock offering.  See “Management of Beacon Federal Bancorp, Inc.—Benefit Plans” for a further discussion of these agreements, including their terms and potential costs, as well as a description of other benefits arrangements.

          The following table summarizes the number of shares of common stock and aggregate dollar value of grants (valuing each share granted at the offering price of $10.00) that are available under the stock recognition and retention plan and the stock option plan if such plans are adopted within one year following the completion of the conversion and the offering.  The table shows the dilution to stockholders if all these shares are issued from authorized but unissued shares, instead of shares purchased in the open market.  The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all employees.  A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting From Issuance of Shares for Stock Benefit Plans	Value of Grants (1)

	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Issued in the Offering (2)		At Minimum of Offering Range	At Maximum of Offering Range

					(Dollars in thousands)
Employee stock ownership plan	561,000	759,000	8.00%	7.41%	$5,610,000	$7,590,000
Stock recognition and retention plan	280,500	379,500	4.00	3.85	2,805,000	3,795,000
Stock option plan	701,250	948,750	10.00	9.09	2,713,838	3,671,663

Total	1,542,750	2,087,250	22.00%	20.34%	$11,128,838	$15,056,663

(1)

The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made.  For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.  The fair value of stock options has been estimated at $3.87 per option using the Black-Scholes option pricing model with the following assumptions:  a grant-date share price and option exercise price of $10.00; dividend yield of 0%; an expected option life of 10 years; a risk-free interest rate of 4.65%; and a volatility rate of 11.75% based on an index of publicly traded thrift institutions.  The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted which may or may not be Black-Scholes.

(2)

The stock option plan and stock recognition and retention plan may award a greater number of options and shares, respectively, if the plans are adopted more than twelve months after the completion of the conversion.

          The actual value of restricted stock grants will be determined based on their fair value (the market price of shares of common stock of Beacon Federal Bancorp, Inc.) as of the date grants are made.  The stock recognition and retention plan, which is subject to stockholder approval, cannot be implemented until at least six months after the completion of the conversion.  The following table presents the total value of all shares to be available for award and issuance under the stock recognition and retention plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $16.00 per share at the time of the grant.

Share Price	280,500 Shares Awarded at Minimum of Offering Range	330,000 Shares Awarded at Midpoint of Offering Range	379,500 Shares Awarded at Maximum of Offering Range	436,425 Shares Awarded at Maximum of Offering Range, As Adjusted

	(In thousands, except share price information)
$ 8.00	$2,244	$2,640	$3,036	$3,491
10.00	2,805	3,300	3,795	4,364
12.00	3,366	3,960	4,554	5,237
14.00	3,927	4,620	5,313	6,110
16.00	4,488	5,280	6,072	6,983

          The grant-date fair value of the options granted under the stock option plan will be based, in part, on the price of shares of common stock of Beacon Federal Bancorp, Inc. at the time the options are granted, which, subject to stockholder approval, cannot be implemented until at least six months after the completion of the conversion.  The value will also depend on the various assumptions utilized in the option-pricing model ultimately adopted.  The following table presents the total estimated value of the options to be available for grant under the stock option plan, assuming the range of market prices for the shares are $8.00 per share to $16.00 per share at the time of the grant.

Exercise Price	Grant-Date Fair Value Per Option	701,250 Options at Minimum of Range	825,000 Options at Midpoint of Range	948,750 Options at Maximum of Range	1,091,063 Options at Maximum of Range, As Adjusted

	(In thousands, except share price information)
$ 8.00	$3.10	$2,174	$2,558	$2,941	$3,382
10.00	3.87	2,714	3,193	3,672	4,222
12.00	4.64	3,254	3,828	4,402	5,063
14.00	5.42	3,801	4,472	5,142	5,914
16.00	6.19	4,341	5,107	5,873	6,754

          The tables presented above are provided for informational purposes only.  There can be no assurance that our stock price will not trade below $10.00 per share.  Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page ___.

Market for Common Stock

          We expect that our common stock will be listed on the Nasdaq Global Market under the symbol “BFED.”   See “Market for the Common Stock.” Keefe, Bruyette & Woods, Inc. currently intends to make a market in the shares of our common stock, but is under no obligation to do so.

Our Policy Regarding Dividends

          Following completion of the stock offering, our Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements.  However, no decision has been made with respect to the amount, if any, and timing of any dividend payments.  The payment and amount of any dividend payments will depend upon a number of factors, including the following:

•	regulatory capital requirements;

•	our financial condition and results of operations;

•	tax considerations;

•	statutory and regulatory limitations; and

•	general economic conditions.

Tax Consequences

          As a general matter, the conversion will not be a taxable transaction for federal or state income tax purposes to Beacon Federal, Beacon Federal Bancorp, Inc., or persons eligible to subscribe in the subscription offering. See the section of this prospectus under the heading “Taxation” on page ___ for additional information.

Conditions to Completion of the Conversion and the Offering

          We cannot complete the conversion and the offering unless:

•

the plan of conversion is approved by at least a majority of votes eligible to be cast by members of Beacon Federal.  A special meeting of members to consider and vote upon the plan of conversion has been set for September 26, 2007;

•	we have received orders to purchase at least the minimum number of shares of common stock offered; and

•	we receive final approval of the Office of Thrift Supervision to complete the conversion and the offering.

How You Can Obtain Additional Information

          Our branch office personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or the offering, please call our Stock Information Center, toll free, at 1 -866-662-7477, Monday between 11:00 a.m. and 4:30 p.m., local time, Tuesday through Thursday between 9:00 a.m. and 4:30 p.m., local time, and Friday between 9:00 a.m. and noon , local time, or visit the Stock Information Center located at 6311 Court Street Road, East Syracuse, New York. The Stock Information Center will be closed on weekends and bank holidays.

TO ENSURE THAT EACH PERSON RECEIVES A PROSPECTUS AT LEAST 48 HOURS PRIOR TO THE EXPIRATION DATE OF SEPTEMBER 14, 2007 IN ACCORDANCE WITH FEDERAL LAW, NO PROSPECTUS WILL BE MAILED OR HAND-DELIVERED ANY LATER THAN FIVE DAYS OR TWO DAYS PRIOR TO SEPTEMBER 14, 2007, RESPECTIVELY.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in our common stock.

Risks Related to Our Business

Changes in interest rates have reduced our profits and could continue to reduce our profits.

          Our ability to make a profit largely depends on our net interest income, which has been and could continue to be negatively affected by changes in interest rates.  Net interest income is the difference between:

(1)	the interest income we earn on our interest-earning assets, such as loans and securities; and

(2)	the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.

          Since June 30, 2004, the Federal Reserve Board of Governors has increased its target for the federal funds rate 17 times, from 1.0% to 5.25%.  While the federal funds rate (which we use as a guide to price our deposits) has increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not increased to the same degree.  This “flattening” of the treasury yield curve has had a negative impact on our interest rate spread and net interest margin, and if short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin. This would adversely affect our profitability.  Our net interest rate spread decreased 70 basis points to 2.35% for the year ended December 31, 2006 from 3.05% for the year ended December 31, 2005. Our net interest rate spread decreased to 1.90% for the three months ended March 31, 2007.

          In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities.  A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their loans in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Alternatively, increases in interest rates may decrease loan demand and/or make it more difficult for borrowers to repay adjustable rate loans.

          Changes in interest rates also affect the current market value of our investment securities portfolio.  Generally, the value of interest-earning investment securities moves inversely with changes in interest rates.  At March 31, 2007, the fair value of our available-for-sale investment securities totaled $8.9 million.  Unrealized gains , net of taxes, on these available-for-sale securities totaled $10,000 at March 31, 2007 and are reported as a separate component of equity.  Decreases in the fair value of securities available for sale in future periods would have an adverse effect on our equity.

          We evaluate interest rate sensitivity by estimating the change in Beacon Federal’s net portfolio value over a range of interest rate scenarios.  Net portfolio value is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.  At March 31, 2007, in the event of an immediate 200 basis point increase in interest rates, the Office of Thrift Supervision model projects that we would experience a $19.0 million, or 35%, decrease in net portfolio value.  See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beacon Federal Bancorp, Inc.—Management of Market Risk.”

Our loan portfolio has greater risk due to our substantial number of home equity loans and other consumer loans.

          At March 31, 2007, our home equity loans totaled $193.4 million, or 34.6% of our total loan portfolio. Our home equity loans are primarily secured by second mortgages, and the combined loan-to-value ratio (first and second mortgage liens) for home equity loans could be as high as 100%.  At March 31, 2007, our consumer loans totaled $93.1 million, or 16.6% of our total loan portfolio, of which $65.0 million consisted of automobile loans, $18.4 million consisted of personal loans secured by other collateral, and $9.7 million consisted of unsecured personal loans.  Home equity loans and consumer loans generally have greater risk than one- to four-family residential mortgage loans, particularly in the case of loans that are secured by second mortgages or by rapidly depreciable assets, such as automobiles, or that are unsecured.  In these cases, we face the risk that collateral, when we have it, for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. Particularly with respect to our home equity loans secured by second mortgages, decreases in real estate values could adversely affect the value of the property serving as collateral for our loans. Thus, the recovery of such property could be insufficient to compensate us for the value of these loans.

           As a result of our large portfolio of home equity loans and consumer loans, it may become necessary to increase our provision for loan losses, which could reduce our profits.  In addition, in March 2006 we began originating indirect automobile loans by or through third parties, which present greater risk than our direct automobile loans.  At March 31, 2007, $14.6 million of our automobile loans were originated in this manner, and we expect to increase the origination of indirect automobile loans after the offering.  See “Business of Beacon Federal – Lending Activities – Consumer Loans” and “—Home Equity Loans.”

Our loan portfolio will have greater risk as we increase our commercial real estate and commercial business lending.

          At March 31, 2007, our loan portfolio included $59.1 million of commercial real estate loans and $59.7 million of commercial business loans, or 10.5% and 10.7%, respectively, of our total loan portfolio.  We have significantly increased our originations of these loans in recent years and we intend to continue to increase our origination of these loans after the offering. Our commercial real estate loans and our commercial business loans increased to 10.5% and 10.7%, respectively, of our loan portfolio at March 31, 2007 compared to 0% and 5.4% of our total loan portfolio at December 31, 2004. These loans are considered to have greater credit risk than one- to four-family residential loans because the repayment of commercial real estate loans and commercial business loans typically depends on the successful operations and income stream of the borrowers’ business and the real estate securing the loan as collateral, which can be significantly affected by economic conditions.  In addition, these loans generally carry larger balances to single borrowers or related groups of borrowers than one- to four-family residential mortgage loans.  Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.  Finally, if we foreclose on a commercial real estate loan, our holding period for the collateral, if any, typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral.

          The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with significant commercial real estate loan portfolios to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, and possibly greater allowances for losses and capital levels.  Since we plan to continue to increase our originations of these loans, it may be necessary to increase the level of our allowance for loan losses due to the increased risks associated with these types of loans.  Any increase to our allowance for loan losses would adversely affect our earnings.

          At March 31, 2007, our largest commercial real estate lending relationship was a $5.8 million loan located in Onondaga County, New York. See “Business of Beacon Federal —Lending Activities—Commercial Real Estate Loans” and “—Commercial Business Loans.”

Strong competition within our market areas may limit our growth and profitability.

          Competition in the banking and financial services industry is intense.  In our market areas, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Some of our competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide.  In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis.  Our profitability depends upon our continued ability to successfully compete in our market areas.  If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. For additional information see “Business of Beacon Federal—Competition.”

We rely on our management team for the successful implementation of our business strategy.

          Our future success will be largely due to the efforts of our senior management team consisting of Ross J. Prossner, President and Chief Executive Officer, James D. Lapsley, Senior Vice President and Chief Financial Officer, J. David Hammond, Senior Vice President and Chief Lending Officer and Darren T. Crossett, Senior Vice President and Chief Operating Officer. The loss of services of one or more of these individuals may have a material adverse effect on our ability to implement our business plan. We intend to enter into a three-year employment agreement with Mr. Prossner, an employment agreement with Mr. Lapsley that will have a term expiring on June 30, 2008 and two-year employment agreements with Messrs. Crossett and Hammond. See “Management of Beacon Federal Bancorp , Inc.—Benefit Plans—Employment Agreements.”

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

          We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.  In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions.  If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable incurred losses in our loan portfolio, resulting in additions to our allowance.  While our allowance for loan losses was 0.95% of total loans at March 31, 2007, material additions to our allowance could materially decrease our net income.

          In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs.  Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Our ability to successfully complete acquisitions will affect our ability to grow our franchise and compete effectively in our market areas.

          We have pursued a policy of growth through acquisitions over the years, particularly in view of the slow or flat population growth in our primary market area in upstate New York.  Since 1980, we have acquired a total of ten credit unions.  In the future, we will consider the possible acquisition of other banks, thrifts, credit unions and other financial services companies or branches to supplement internal growth.  Our efforts to acquire other financial institutions and financial service companies or branches may not be successful.  Numerous potential acquirors exist for most acquisition candidates, creating intense competition, which particularly affects the purchase price for which the institution can be acquired.  In many cases, our competitors have significantly greater resources than we have, and greater flexibility to structure the consideration for the transaction.  We also may not be the successful bidder in acquisition opportunities that we pursue due to the willingness or ability of other potential acquirors to propose a higher purchase price or more attractive terms and conditions than we are willing or able to propose.  We intend to continue to pursue acquisition opportunities with local financial institutions, although we currently have no understandings or agreements to acquire other financial institutions. If we are unable to or do not conduct acquisitions, our ability to deploy effectively the capital we raise in this offering, expand our geographic presence and improve our results of operations may be adversely affected.

The risks presented by the acquisition of other financial institutions could adversely affect our financial condition and results of operations.

          If we are successful in conducting acquisitions, we will be presented with many risks that could adversely affect our financial condition and results of operations.  An institution that we acquire may have unknown asset quality issues or unknown or contingent liabilities that we did not discover or fully recognize in the due diligence process, thereby resulting in unanticipated losses.  The acquisition of other institutions also typically requires the integration of different corporate cultures, loan and deposit products, pricing strategies, data processing systems and other technologies, accounting, internal audit and financial reporting systems, operating systems and internal controls, marketing programs and personnel of the acquired institution, in order to make the transaction economically advantageous.  The integration process is complicated and time consuming, and could divert our attention from other business concerns and may be disruptive to our customers and the customers of the acquired institution.  Our failure to successfully integrate an acquired institution could result in the loss of key customers and employees, and prevent us from achieving expected synergies and cost savings.  Acquisitions also result in professional fees and may result in creating goodwill that could become impaired, thereby requiring us to recognize further charges.  We may finance acquisitions with borrowed funds, thereby increasing our leverage and reducing our liquidity, or with potentially dilutive issuances of equity securities.

Risks Related to this Stock Offering

The future price of the shares of common stock may be less than the purchase price in the stock offering.

          We cannot assure you that if you purchase shares of common stock in the stock offering you will later be able to sell them at or above the purchase price in the stock offering.  The purchase price in the offering is determined by an independent, third-party appraisal, pursuant to federal banking regulations and subject to review and approval by the Office of Thrift Supervision.  The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock.  In recent years, the final independent valuation as approved by the Office of Thrift Supervision generally has been at the adjusted maximum of the offering range as long as total subscriptions have exceeded the adjusted maximum of the offering range. However, the adjusted maximum of the offering range is approximately 32% higher than the fair market value of a company as determined by the independent appraisal.  Our aggregate pro forma market value as reflected in the final, approved independent appraisal may exceed the market price of our shares of common stock after the completion of the offering, which may result in our stock trading below the initial offering price of $10.00 per share.

Our return on equity will be low compared to other financial institutions.  This could negatively affect the trading price of our shares of common stock.

          Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers.  For the fiscal year ended December 31, 2006, our return on average equity was 5.26%, compared to the median return on average equity of 5.74% for all publicly traded savings institutions.  Following the stock offering, we expect our consolidated equity to increase from $44.7 million to between $ 104.4 million at the minimum of the offering range and $ 138.4 million at the adjusted maximum of the offering range.  We expect our return on equity to remain below the industry average until we are able to leverage the additional capital we receive from the stock offering.  Our return on equity will be reduced by the capital raised in the stock offering, higher expenses from the costs of being a public company, and added expenses associated with our employee stock ownership plan and the stock-based incentive plan we intend to adopt.  Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may reduce the value of our shares of common stock.

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

          Upon completion of the stock offering, we will become a public reporting company.  The federal securities laws and regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports, and that we maintain effective disclosure controls and procedures and internal controls over financial reporting.  We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team.  These obligations will increase our operating expenses and could divert management’s attention from our banking operations.  Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which could require us to upgrade our systems, and/or hire additional staff, which will increase our operating costs.

Our stock-based benefit plans will increase our costs, which will reduce our income.

          We anticipate that our employee stock ownership plan will purchase 8.0% of the total shares of common stock outstanding following the stock offering, with funds borrowed from Beacon Federal Bancorp, Inc. The cost of acquiring the shares of common stock for the employee stock ownership plan will be between $ 5.6 million at the minimum of the offering range and $ 8.7 million at the adjusted maximum of the offering range.  We will record annual employee stock ownership plan expense in an amount equal to the fair value of shares of common stock committed to be released to employees.  If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

          We also intend to adopt a stock-based incentive plan after the stock offering under which plan participants would be awarded shares of our common stock (at no cost to them) and/or options to purchase shares of our common stock.  The number of shares of restricted stock or stock options reserved for issuance under any initial stock-based incentive plan may not exceed 4.0% and 10.0%, respectively, of our total outstanding shares, if these plans are adopted within twelve months after the completion of the conversion.  Assuming the market price of the common stock is $10.00 per share; the options are granted with an exercise price of $10.00 per share; the dividend yield on the stock is 0%; the expected option life is ten years; the risk free interest rate is 4.65% (based on the ten-year Treasury rate) and the volatility rate on the shares of common stock is 11.75% (based on an index of publicly traded thrift institutions), the estimated grant-date fair value of the options utilizing a Black-Scholes option pricing analysis is $3.87 per option granted.  Assuming this value is amortized over a five-year vesting period, the corresponding annual expense (pre-tax) associated with the stock options would be $ 844,000 at the adjusted maximum.  In addition, assuming that all shares of restricted stock are awarded at a price of $10.00 per share, and that the awards vest over a five-year period, the corresponding annual expense (pre-tax) associated with shares awarded under the stock-based incentive plan would be $ 873,000 at the adjusted maximum.  However, if we grant shares of stock or options in excess of these amounts, such grants would increase our costs further.

          The shares of restricted stock granted under the stock-based incentive plan will be expensed by us over their vesting period at the fair market value of the shares on the date they are awarded.  If the shares of restricted stock to be granted under the plan are repurchased in the open market (rather than issued directly from authorized but unissued shares by Beacon Federal Bancorp, Inc.) and cost the same as the purchase price in the stock offering, the reduction to stockholders’ equity due to the plan would be between $ 2.8 million at the minimum of the offering range and $ 4.4 million at the adjusted maximum of the offering range.  To the extent we repurchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to stockholders’ equity would exceed the range described above.  Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to stockholders’ equity would be less than the range described above.

The implementation of stock-based incentive plans will dilute your ownership interest.

          We intend to adopt stock-based incentive plans, which will allow participants to be awarded shares of common stock (at no cost to them) or options to purchase shares of our common stock, following the stock offering.  These stock-based incentive plans will be funded through either open market purchases of shares of common stock, if permitted, or from the issuance of authorized but unissued shares of common stock.  Stockholders would experience a reduction in ownership interest totaling 12.9% in the event newly issued shares are used to fund stock options or awards of shares of common stock under these plans in an amount equal to 10% and 4%, respectively, of the shares issued in the stock offering.

We will enter into employment and change-in-control agreements that may increase our compensation costs.

          We intend to enter into employment agreements with each of Messrs. Prossner, Crossett, Lapsley and Hammond, each of whom is a senior officer of Beacon Federal.  In the event of a change-in-control of Beacon Federal Bancorp, Inc. or Beacon Federal, these employment agreements contain cash severance benefits that would cost Beacon Federal Bancorp, Inc. $1.9 million in the aggregate.  We also intend to enter into change-in-control agreements with up to six officers who are not otherwise entering into employment agreements, which would provide certain benefits in the event of a termination of employment following a change-in-control of Beacon Federal Bancorp, Inc. or Beacon Federal, which would also increase our compensation costs.  For additional information see “Management of Beacon Federal Bancorp, Inc.—Benefit Plans.”

We have broad discretion in using the proceeds of the stock offering.  Our failure to effectively use such proceeds could reduce our profits.

          We will use a portion of the net proceeds to finance the purchase of shares of common stock in the stock offering by the employee stock ownership plan and may use the remaining net proceeds to pay dividends to stockholders, repurchase shares of common stock, purchase investment securities, deposit funds in Beacon Federal, acquire other financial services companies or for other general corporate purposes.  Beacon Federal may use the proceeds it receives to fund new loans, establish or acquire new branches, purchase investment securities, reduce a portion of our borrowings, or for general corporate purposes. We have not identified specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of such applications.  Our failure to utilize these funds effectively could reduce our profitability. We have not established a timetable for the effective deployment of the proceeds and we cannot predict how long we will require to effectively deploy the proceeds.

Our stock value may be negatively affected by federal regulations that restrict takeovers.

          For three years following the stock offering, Office of Thrift Supervision regulations prohibit any person from acquiring or offering to acquire more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision.  See “Restrictions on Acquisition of Beacon Federal Bancorp, Inc.” for a discussion of applicable Office of Thrift Supervision regulations regarding acquisitions.

The corporate governance provisions in our articles of incorporation and bylaws, and the corporate governance provisions under Maryland law, may prevent or impede the holders of our common stock from obtaining representation on our board of directors and may impede takeovers of the company that our board might conclude are not in the best interest of Beacon Federal Bancorp, Inc. or its stockholders.

          Provisions in our articles of incorporation and bylaws may prevent or impede holders of our common stock from obtaining representation on our Board of Directors and may make takeovers of Beacon Federal Bancorp, Inc. more difficult. For example, our Board of Directors is divided into three staggered classes.  A classified board makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. Our articles of incorporation include a provision that no person will be entitled to vote any shares of our common stock in excess of 10% of our outstanding shares of common stock.  This limitation does not apply to the purchase of shares by a tax-qualified employee stock benefit plan established by us.  In addition, our articles of incorporation and bylaws restrict who may call special meetings of stockholders and how directors may be removed from office.  In addition, we have elected to be subject to the Maryland Business Corporation Act, which places restrictions on mergers and other business combinations with large stockholders.  See “Restrictions on Acquisition of Beacon Federal Bancorp, Inc.” on page ___.

We have never issued common stock and there is no guarantee that a liquid market will develop.

          We have never issued capital stock and there is no established market for our common stock.  We expect that our common stock will be traded on the Nasdaq Global Market under the symbol “____,” subject to completion of the offering and compliance with certain conditions, including the presence of at least three registered and active market makers.  Keefe Bruyette & Woods has advised us that it intends to make a market in shares of our common stock following the offering, but it is under no obligation to do so or to continue to do so once it begins.  While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in shares of our common stock, there can be no assurance that we will be successful in obtaining such commitments.

We may take other actions to meet the minimum required sales of shares if we cannot find enough purchasers in the community.

          If we do not sell enough shares to reach the minimum of the offering range through the subscription and community offerings, shares may be offered for sale to the general public in a syndicated community offering to be managed by Keefe Bruyette & Woods, acting as our agent.  If we are not able to reach the minimum of the offering range after Keefe Bruyette & Woods uses its best efforts in a syndicated community offering we may do any of the following: increase the maximum purchase limitations and allow all maximum purchase subscribers to increase their orders to the new maximum purchase limitations; terminate the offering and promptly return all funds; set a new offering range, notifying all subscribers of the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted by the Office of Thrift Supervision.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables set forth selected consolidated historical financial and other data of Beacon Federal and its subsidiary for the years and at the dates indicated.  The information at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of Beacon Federal beginning at page F-1 of this prospectus.  The information at December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 is derived in part from audited consolidated financial statements that are not included in this prospectus.  The information at March 31, 2007 and for the three months ended March 31, 2007 and 2006 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.  The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be achieved for the remainder of 2007.

	At March 31, 2007	At December 31,

		2006	2005	2004	2003	2002

	(Unaudited)			(In thousands)
Selected Financial Condition Data:
Total assets	$649,068	$607,669	$515,099	$440,293	$349,950	$271,744
Cash and cash equivalents	32,184	8,799	11,927	14,906	25,592	14,160
Securities available for sale, at fair value	8,885	8,852	4	—	—	—
Securities held to maturity	36,803	37,706	43,334	37,374	23,951	6,338
Loans, net	557,211	537,097	449,148	372,485	284,704	239,340
Federal Home Loan Bank of New York stock, at cost	3,807	4,091	3,264	2,950	1,950	650
Securities sold under agreement to repurchase	15,227	15,227	21,714	14,227	—	—
FHLB advances	67,600	73,900	59,000	56,000	39,000	13,000
Deposits	519,567	471,137	390,501	331,064	276,801	229,670
Equity	44,708	44,245	41,940	37,426	33,348	28,581

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006(1)	2005	2004	2003	2002

	(Unaudited)		(In thousands)
Selected Operating Data:
Interest income	$9,097	$7,215	$32,347	$25,629	$20,701	$18,065	$18,319
Interest expense	5,826	3,545	18,075	10,542	6,593	5,162	6,184

Net interest income	3,271	3,670	14,272	15,087	14,108	12,903	12,135
Provision for losses on loans	193	182	1,066	1,225	1,440	1,044	2,111

Net interest income after provision for loan losses	3,078	3,488	13,206	13,862	12,668	11,859	10,024
Non-interest income	752	727	3,054	3,163	3,301	5,090	2,617
Non-interest expense	3,106	2,696	12,070	9,745	9,398	9,756	8,875

Income before income tax expense	724	1,519	4,190	7,280	6,571	7,193	3,766
Income tax expense	280	565	1,876	2,766	2,493	2,801	1,407

Net income	$444	$954	$2,314	$4,514	$4,078	$4,392	$2,359

(1)

For a discussion of certain expenses incurred in connection with the acquisition of Marcy Federal Credit Union, which was consummated in December 2006, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beacon Federal Bancorp, Inc. – Comparison of Operating Results for the Years Ended December 31, 2006 and 2005.”

	At or For the Three Months Ended March,		At or For the Years Ended December 31,

	2007	2006	2006	2005	2004	2003	2002

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets) (1)	0.29%	0.72%	0.41%	0.95%	1.03%	1.42%	0.91%
Return on equity (ratio of net income to average equity) (1)	3.98%	9.06%	5.26%	11.44%	11.59%	14.02%	8.69%
Average interest rate spread (1) (2)	1.90%	2.64%	2.35%	3.05%	3.52%	4.20%	4.67%
Net interest margin (1)(3)	2.14%	2.84%	2.56%	3.22%	3.65%	4.34%	4.86%
Efficiency ratio (4)	77.21%	61.31%	70.17%	53.40%	53.98%	54.05%	60.16%
Non-interest expense to average total assets (1)	2.00%	2.05%	2.13%	2.04%	2.37%	3.15%	3.43%
Average interest-earning assets to average interest-bearing liabilities	106.24%	106.97%	106.78%	107.56%	107.69%	108.19%	107.84%
Average equity to average total assets	7.17%	7.98%	7.77%	8.28%	8.89%	10.16%	10.48%
Asset Quality Ratios:
Non-performing assets to total assets	0.19%	0.03%	0.16%	0.18%	0.01%	0.27%	0.12%
Non-performing loans to total loans	0.07%	—%	—%	0.16%	0.02%	0.32%	0.13%
Allowance for loan losses to non-performing loans	NM	—%	NM	NM	NM	NM	NM
Allowance for loan losses to total loans	0.95%	0.98%	0.96%	0.98%	0.92%	0.86%	0.99%
Capital Ratios:
Total capital (to risk-weighted assets)	11.26%	13.18%	11.74%	13.19%	14.64%	16.23%	15.31%
Tier I capital (to risk-weighted assets)	10.06%	11.90%	10.51%	11.94%	13.41%	15.12%	14.17%
Tier I capital (to average assets)	6.89%	7.72%	7.29%	8.14%	8.50%	9.53%	10.52%
Other Data:
Number of full service offices	7	7	7	7	7	8	7
Full time equivalent employees	112	114	112	111	103	107	98

(1)	Ratios for the three months ended March 31, 2007 and 2006 are annualized.
(2)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income, excluding gains on securities.
NM – Not meaningful.

RECENT DEVELOPMENTS

          The following tables set forth selected consolidated historical financial and other data of Beacon Federal and its subsidiary for the periods and at the dates indicated.  The information at December 31, 2006 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of Beacon Federal beginning at page F-1 of this prospectus.  The information at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.  The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the results to be achieved for the remainder of 2007.

	At June 30, 2007	At December 31, 2006

	(Unaudited)
	(In thousands)
Selected Financial Condition Data:
Total assets	$688,808	$607,669
Cash and cash equivalents	6,969	8,799
Securities available for sale, at fair value	18,833	8,852
Securities held to maturity	35,151	37,706
Loans, net	612,266	537,097
Federal Home Loan Bank of New York stock, at cost	5,252	4,091
Securities sold under agreement to repurchase	5,000	15,227
FHLB advances	96,600	73,900
Deposits	540,278	471,137
Equity	45,304	44,245

	Three Months Ended June 30,		Six Months Ended June 30,

	2007	2006	2007	2006

	(Unaudited)		(Unaudited)
	(In thousands)
Selected Operating Data:
Interest income	$10,180	$7,797	$19,277	$15,012
Interest expense	6,418	4,141	12,244	7,686

Net interest income	3,762	3,656	7,033	7,326
Provision for loan losses	464	226	657	408

Net interest income after provision for loan losses	3,298	3,430	6,376	6,918
Non-interest income	790	698	1,542	1,425
Non-interest expense	2,979	2,868	6,085	5,564

Income before income tax expense	1,109	1,260	1,833	2,779
Income tax expense	418	446	698	1,011

Net Income	$691	$814	$1,135	$1,768

	Three Months Ended June 30,		Six Months Ended June 30,

	2007	2006	2007	2006

	(Unaudited)		(Unaudited)
	(In thousands)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets) (1)	0.42%	0.59%	0.36%	0.66%
Return on equity (ratio of net income to average equity) (1)	6.14%	7.52%	5.08%	8.26%
Average interest rate spread (1) (2)	2.03%	2.43%	1.96%	2.53%
Net interest margin (1) (3)	2.32%	2.68%	2.25%	2.78%
Efficiency ratio (4)	65.44%	65.87%	70.96%	63.58%
Non-interest expense to average total assets (1)	1.81%	2.07%	1.90%	2.06%
Average interest earnings assets to average interest-bearing liabilities	107.26%	108.38%	107.29%	108.49%
Average equity to average total assets	6.83%	7.81%	6.99%	7.93%
Asset Quality Ratios:
Non-performing assets to total assets	0.11%	0.36%	0.11%	0.36%
Non-performing loans to total loans	0.10%	0.37%	0.10%	0.37%
Allowance for loan losses to non-performing loans	NM	NM	NM	NM
Allowance for loan losses to total loans	0.93%	0.97%	0.93%	0.97%
Capital Ratios:
Total capital (to risk-weighted assets)	10.75%	12.54%	10.75%	12.54%
Tier 1 capital (to risk-weighted assets)	9.61%	11.28%	9.61%	11.28%
Tier 1 capital (to average assets)	6.59%	7.77%	6.59%	7.77%
Other Data:
Number of full service offices	7	7	7	7
Full time equivalent employees	116	113	116	113

(1)	Ratios for the three and six months ended June 30, 2007 and 2006 are annualized.
(2)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income, excluding gains on securities.
NM – Not meaningful

Comparison of Financial Condition at June 30, 2007 and December 31, 2006

          Total assets increased $81.1 million to $688.8 million at June 30, 2007 from $607.7 million at December 31, 2006.  The increase was primarily the result of an increase in net loans and securities available for sale, funded by a $69.1 million increase in deposits and a $22.7 million increase in Federal Home Loan Bank advances.

          Net loans increased $75.2 million, or 14.0%, to $612.3 million at June 30, 2007 from $537.1 million at December 31, 2006, reflecting continued strong business relationships maintained by our loan staff in our local markets.  Securities available for sale increased to $18.8 million at June 30, 2007 from $8.9 million at December 31, 2006, while securities held to maturity decreased slightly to $35.2 million at June 30, 2007 from $37.7 million at December 31, 2006.  The increase in securities available for sale reflected, in part, the deployment of excess liquidity.

          Deposits increased $69.1 million, or 14.7%, to $540.2 million at June 30, 2007 from $471.1 million at December 31, 2006 due to the success of recent promotions to attract additional deposits. Federal Home Loan Bank advances are utilized to the extent that liquidity needs are not met by cash received from customer deposits. Federal Home Loan Bank advances increased $22.7 million, or 30.7%, to $96.6 million at June 30, 2007 from $73.9 million at December 31, 2006.  The increases in deposits and Federal Home Loan Bank advances funded higher net loans and securities available for sale.

          Equity increased $1.1 million, or 2.4%, to $45.3 million at June 30, 2007 from $44.2 million at December 31, 2006.  The increase resulted from net income of $1.1 million for the six months ended June 30, 2007.

Comparison of Operating Results for the Three Months Ended June 30, 2007 and 2006

          General.  Net income decreased to $691,000 for the three months ended June 30, 2007 from $814,000 for the three months ended June 30, 2006.  The decrease in net income reflected an increase in non-interest expense and the provision for loan losses, partially offset by an increase in net interest income and non-interest income.

          Interest Income.  Interest income increased $2.4 million, or 30.6%, to $10.2 million for the three months ended June 30, 2007 from $7.8 million for the three months ended June 30, 2006.  The increase resulted primarily from higher average balances of loans and higher yields on such loans in the 2007 period compared to the 2006 period.

          Interest income on loans increased to $9.3 million for the three months ended June 30, 2007 from $7.0 million for the three months ended June 30, 2006.  The increase was due to the higher average balance of loans to $587.0 million for the three months ended June 30, 2007 from $480.3 million for the three months ended June 30, 2006, reflecting our continued emphasis on loan growth.  The increase in interest income on loans also was due to higher yields earned on such loans to 6.34% for the three months ended June 30, 2007 from 5.86% for the three months ended June 30, 2006, reflecting higher market interest rates generally, increases in interest rates on our adjustable-rate loans in the higher interest rate environment, and the greater proportion of higher-yielding commercial business and multi-family loans in our loan portfolio during the 2007 period compared to the 2006 period.  Interest income on securities increased $177,000, or 30.8%, to $752,000 for the three months ended June 30, 2007 from $575,000 for the three months ended June 30, 2006, reflecting a higher average balance of such securities (to $50.6 million from $45.8 million) as well as higher yields on such securities to 5.96% from 5.04% in the generally higher market interest rate environment.

          Interest Expense.  Interest expense increased $2.3 million, or 55.0%, to $6.4 million for the three months ended June 30, 2007 from $4.1 million for the three months ended June 30, 2006.  The increase in interest expense reflected substantially higher average balances of deposits and borrowings to fund loan growth, as well as substantially higher rates on such deposits and borrowings in the higher market interest rate environment.  Interest expense on deposits increased $2.0 million, or 59.7%, to $5.4 million for the three months ended June 30, 2007 from $3.4 million for the three months ended June 30, 2006, reflecting an increase in the average balance of such deposits to $520.9 million for the three months ended June 30, 2007 from $424.3 million for the three months ended June 30, 2006.  In addition, the average rate paid on such deposits increased to 4.14% from 3.18%.  Interest expense on certificates of deposit increased to $3.5 million for the three months ended June 30, 2007 from $2.6 million for the three months ended June 30, 2006, due primarily to the higher average rate on such deposits (4.98% compared to 4.11%) in the higher market interest rate environment and, to a lesser extent, the higher average balance of such deposits ($280.7 million compared to $255.0 million).  Interest expense on money market accounts also increased to $1.4 million from $313,000, reflecting substantially higher rates on such accounts (4.73% in the 2007 period compared to 2.65% in the 2006 period), as well as higher average balances of such accounts ($120.1 million compared to $47.4 million).

          Interest expense on borrowings increased to $1.0 million for the three months ended June 30, 2007 from $775,000 for the three months ended June 30, 2006.  The increase was due to a higher average balance of such borrowings, to $86.1 million for the three months ended June 30, 2007 from $80.2 million for the three months ended June 30, 2006, as borrowings were used to supplement deposits to fund loan growth.  The average rates paid on such borrowings also increased to 4.86% from 3.88%, reflecting generally higher market interest rates.

          Net Interest Income.  Net interest income increased $106,000, or 2.9%, to $3.8 million for the three months ended June 30, 2007 from $3.7 million for the three months ended June 30, 2006.  The increase in net interest income was due to an increase in net interest earning assets to $44.1 million for the three months ended June 30, 2007 from $42.3 million for the three months ended June 30, 2006, which more than offset decreases in our net interest rate spread (to 2.03% from 2.43%) and net interest margin (to 2.32% from 2.68%).  The decreases in our net interest rate spread and net interest margin reflected the current interest rate environment and the continued flattened U.S. Treasury yield curve.

          Provision for Loan Losses.  We recorded a provision for loan losses of $464,000 for the three months ended June 30, 2007 compared to a provision for loan losses of $226,000 for the three months ended June 30, 2006.  The provision for loan losses reflected substantial growth in our loan portfolio. Components of the provision for loan losses included a general allowance for each type of loan based on historical loan loss experience, and related adjustments to historical loan loss experience, which reflected risks associated with increased commercial lending. Loans increased $55.1 million, or 9.9%, from $557.2 million at March 31, 2007 to $612.3 million at June 30, 2007. The provisions recorded also reflected net charge offs of $20,000 for the three months ended June 30, 2007 compared to net recoveries of $68,000 for the three months ended June 30, 2006.  The allowance for loan losses was $5.8 million, or 0.93% of total loans at June 30, 2007 compared to $4.9 million, or 0.97% of total loans at June 30, 2006.  Total nonperforming assets were $733,000 at June 30, 2007 compared to $2.0 million at June 30, 2006.

We used the same methodology in assessing the allowances for both periods.  To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the three months ended June 30, 2007 and 2006.

          Non-Interest Income.  Non-interest income increased to $790,000 for the three months ended June 30, 2007 from $698,000 for the three months ended June 30, 2006.  Service charges increased $62,000, to $620,000 for the three months ended June 30, 2007, reflecting higher deposit-related fees.

          Non-Interest Expense.  Non-interest expense increased $111,000, or 3.9%, to $3.0 million for the three months ended June 30, 2007 from $2.9 million for the three months ended June 30, 2006.  The increase reflected higher FDIC premium expenses, normal salary increases and higher occupancy and equipment expenses, partially offset by lower supplier costs and other non-interest expenses.

          Income Tax Expense.  The provision for income taxes was $418,000 for the three months ended June 30, 2007 compared to $446,000 for the three months ended June 30, 2006.  Our effective tax rate was 37.7% for the three months ended June 30, 2007 compared to 35.4% for the three months ended June 30, 2006.

Comparison of Operating Results for the Six Months Ended June 30, 2007 and 2006

          General.  Net income decreased to $1.1 million for the six months ended June 30, 2007 from $1.8 million for the six months ended June 30, 2006.  The decrease in net income reflected an increase in non-interest expense and the provision for loan losses, as well as a decrease in net interest income, which was partially offset by an increase in non-interest income.

          Interest Income.  Interest income increased $4.3 million, or 28.4%, to $19.3 million for the six months ended June 30, 2007 from $15.0 million for the six months ended June 30, 2006.  The increase resulted primarily from higher average balances of loans and higher yields on such loans in the 2007 period compared to the 2006 period.

          Interest income on loans increased to $17.7 million for the six months ended June 30, 2007 from $13.6 million for the six months ended June 30, 2006.  The increase was due to the higher average balance of loans to $569.8 million for the six months ended June 30, 2007 from $469.4 million for the six months ended June 30, 2006, reflecting our continued emphasis on loan growth.  The increase in interest income on loans also was due to higher yields earned on such loans to 6.27% for the six months ended June 30, 2007 from 5.84% for the six months ended June 30, 2006, reflecting higher market interest rates generally, increases in interest rates on our adjustable-rate loans in the higher interest rate environment, and the greater proportion of higher-yielding commercial business and multi-family loans in our loan portfolio during the 2007 period compared to the 2006 period.  Interest income on securities increased $215,000, or 19.6%, to $1.3 million for the six months ended June 30, 2007 from $1.1 million for the six months ended June 30, 2006, reflecting a higher average balance of such securities (to $50.6 million from $46.0 million) as well as higher yields on such securities to 5.22% from 4.80% in the generally higher market interest rate environment.

          Interest Expense.  Interest expense increased $4.6 million, or 59.3%, to $12.2 million for the six months ended June 30, 2007 from $7.7 million for the six months ended June 30, 2006.  The increase in interest expense reflected substantially higher average balances of deposits and borrowings to fund loan growth, as well as substantially higher rates on such deposits and borrowings in the higher market interest rate environment.  Interest expense on deposits increased $4.1 million, or 67.5%, to $10.2 million for the six months ended June 30, 2007 from $6.1 million for the six months ended June 30, 2006, reflecting an increase in the average balance of such deposits to $502.5 million for the six months ended June 30, 2007 from $407.6 million for the six months ended June 30, 2006.  In addition, the average rate paid on such deposits increased to 4.10% from 3.01%.  Interest expense on certificates of deposit increased to $6.8 million for the six months ended June 30, 2007 from $4.8 million for the six months ended June 30, 2006, due primarily to the higher average rate on such deposits (4.94% compared to 3.97%) in the higher market interest rate environment and, to a lesser extent, the higher average balance of such deposits ($279.6 million compared to $243.1 million).  Interest expense on money market accounts also increased to $2.4 million from $713,000, reflecting substantially higher rates on such accounts (4.65% in the 2007 period compared to 2.64% in the 2006 period), as well as higher average balances of such accounts ($104.0 million compared to $54.5 million).

          Interest expense on borrowings increased to $2.0 million for the six months ended June 30, 2007 from $1.6 million for the six months ended June 30, 2006.  The increase was due to a higher average balance of such borrowings, to $85.8 million for the six months ended June 30, 2007 from $82.8 million for the six months ended June 30, 2006, as borrowings were used to supplement deposits to fund loan growth.  The average rates paid on such borrowings also increased to 4.81% from 3.89%, reflecting generally higher market interest rates.

          Net Interest Income.  Net interest income decreased $293,000, or 4.0%, to $7.0 million for the six months ended June 30, 2007 from $7.3 million for the six months ended June 30, 2006.  The decrease in net interest income was due to a decrease in our net interest rate spread (to 1.96% from 2.53%) and net interest margin (to 2.25% from 2.78%, which more than offset an increase in net interest earning assets to $42.9 million for the six months ended June 30, 2007 from $41.6 million for the six months ended June 30, 2006.  The decreases in our net interest rate spread and net interest margin reflected the current interest rate environment and the continued flattened U.S. Treasury yield curve.

          Provision for Loan Losses.  We recorded a provision for loan losses of $657,000 for the six months ended June 30, 2007 compared to a provision for loan losses of $408,000 for the six months ended June 30, 2006.  The provision for loan losses reflected substantial growth in our loan portfolio. Components of the provision for loan losses included a general allowance for each type of loan based on historical loan loss experience, and related adjustments to historical loan loss experience, which reflected risks associated with increased commercial lending. Loans increased $75.2 million, or 14.0%, from $537.1 million at December 31, 2006 to $612.3 million at June 30, 2007. The provisions also recorded reflected net charge offs of $94,000 for the six months ended June 30, 2007 compared to net recoveries of $20,000 for the six months ended June 30, 2006.  We used the same methodology in assessing the allowances for both periods.  To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the six months ended June 30, 2007 and 2006.

          Non-Interest Income.  Non-interest income increased to $1.5 million for the six months ended June 30, 2007 from $1.4 million for the six months ended June 30, 2006.  Service charges increased $73,000, to $1.2 million for the six months ended June 30, 2007, reflecting higher deposit-related fees.

          Non-Interest Expense.  Non-interest expense increased $521,000, or 9.4%, to $6.1 million for the six months ended June 30, 2007 from $5.6 million for the six months ended June 30, 2006.  The increase reflected higher FDIC premium expenses, normal salary increases, higher occupancy and equipment expenses, higher telephone and postage expenses, a higher provision for loss on foreclosed assets, and higher other non-interest expenses.

          Income Tax Expense.  The provision for income taxes was $698,000 for the six months ended June 30, 2007 compared to $1.0 million for the six months ended June 30, 2006, reflecting lower pre-tax income for the 2007 period compared to the 2006 period.  Our effective tax rate was 38.1% for the six months ended June 30, 2007 compared to 36.4% for the six months ended June 30, 2006.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “may” and words of similar meaning.  These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

          These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

•	changes in our organization, compensation and benefit plans;

•	changes in our financial condition or results of operations that reduce capital available to pay dividends;

•	regulatory changes or actions; and

•	changes in the financial condition or future prospects of issuers of securities that we own.

          Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.  Please see “Risk Factors” beginning on page ___.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

          Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $ 68.1 million and $ 92.7 million, or $ 106.8 million if the offering range is increased by 15%.  We estimate that we will contribute to Beacon Federal between $ 34.1 million and $ 46.4 million, or $ 53.4 million if the offering range is increased by 15%.  We intend to retain at Beacon Federal Bancorp, Inc. between $ 34.1 million and $ 46.4 million of the net proceeds, or $ 53.4 million if the offering range is increased by 15%, to be used for the purposes described below.

          A summary of the anticipated net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering range and the use of the net proceeds is as follows:

	Based Upon the Sale at $10.00 Per Share of

	7,012,500 Shares		8,250,000 Shares		9,487,500 Shares		10,910,625 Shares (1)

	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds

	(Dollars in thousands)
Stock offering proceeds	$70,125		$82,500		$94,875		$109,106
Less offering expenses	(1,994)		(2,085)		(2,176)		(2,281)

Net offering proceeds	$68,131	100.0%	$80,415	100.0%	$92,699	100.0%	$106,825	100.0%

Use of net proceeds:
To Beacon Federal	$34,066	50.0%	$40,208	50.0%	$46,350	50.0%	$53,413	50.0%
To fund loan to employee stock ownership plan	5,610	8.2	6,600	8.2	7,590	8.2	8,729	8.2

Retained by Beacon Federal Bancorp, Inc.	$28,456	41.8%	$33,608	41.8%	$38,760	41.8%	$44,684	41.8%

(1)

As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

          Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Beacon Federal’s deposits.  The net proceeds may vary because the total expenses relating to the offering may be more or less than our estimates.  For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings.

Beacon Federal Bancorp, Inc. May Use the Proceeds it Retains from the Offering:

•	to fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering (between $5.6 million and $7.6 million, or $8.7 million if the offering is increased by 15%);

•	to invest in mortgage-backed securities and collateralized mortgage obligations, and debt securities issued by the United States government and United States government-sponsored agencies or entities;

•	to finance the acquisition of financial institutions, branches or other financial service companies;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock; and

•	for other general corporate purposes.

          However, with the exception of the funding of the loan to the employee stock ownership plan, Beacon Federal Bancorp, Inc. has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, we intend to invest a substantial portion of the net proceeds in short-term investments, investment-grade debt obligations and mortgage-backed securities.

          Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the conversion, except to fund equity benefit plans other than stock options or except when extraordinary circumstances exist and with prior regulatory approval.

Beacon Federal May Use the Net Proceeds it Receives from the Offering:

•	to expand its retail and commercial banking franchise by acquiring or establishing new branches, or by acquiring other financial institutions or other financial services companies;

•	to fund new loans, including one- to four-family residential mortgage loans, commercial loans, commercial real estate loans, home equity and other consumer loans and lines of credit;

•	to enhance existing products and services and to support new products and services;

•	to reduce a portion of our existing borrowings;

•

to invest in mortgage-backed securities and collateralized mortgage obligations, and debt securities issued by the United States government and United States government-sponsored agencies or entities; and

•	for other general corporate purposes.

However, Beacon Federal has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Our short-term and long-term growth plans anticipate that, upon completion of the offering, we will experience growth through increased lending and investment activities and, possibly, acquisitions. We plan to explore acquisition opportunities involving other banks, thrifts and credit unions, and possibly financial services companies as a means of supplementing our internal growth. We currently have no understandings or agreements to acquire other banks, thrifts, credit unions or financial services companies.  There can be no assurance that we will be able to consummate any acquisition.

          Initially, the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

OUR POLICY REGARDING DIVIDENDS

          Following completion of the stock offering, our Board of Directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements.  However, no decision has been made with respect to the payment of dividends.  In determining whether to pay a cash dividend and the amount of such cash dividend, the Board is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions.  No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.  Special cash dividends, stock dividends or returns of capital, to the extent permitted by Office of Thrift Supervision policy and regulations, may be paid in addition to, or in lieu of, regular cash dividends.  We will file a consolidated tax return with Beacon Federal.  Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

          Pursuant to our Articles of Incorporation, we are authorized to issue preferred stock.  If we issue preferred stock, the holders thereof may have a priority over the holders of our shares of common stock with respect to the payment of dividends.  For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Capital Stock—Common Stock.”  Dividends we can declare and pay will depend, in part, upon receipt of dividends from Beacon Federal, because initially we will have no source of income other than dividends from Beacon Federal, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments received in connection with the loan to the employee stock ownership plan.  A regulation of the Office of Thrift Supervision imposes limitations on “capital distributions” by savings institutions. See “Supervision and Regulation—Dividends.”

          Any payment of dividends by Beacon Federal to us that would be deemed to be drawn out of Beacon Federal’s bad debt reserves would require a payment of taxes at the then-current tax rate by Beacon Federal on the amount of earnings deemed to be removed from the reserves for such distribution.  Beacon Federal does not intend to make any distribution to us that would create such a federal tax liability.  See “Taxation—Federal Taxation” and “—State Taxation.”

          Additionally, pursuant to Office of Thrift Supervision regulations, during the three-year period following the stock offering, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

          We have never issued capital stock and there is no established market for it.  We expect that our common stock will be traded on the Nasdaq Global Market under the symbol “BFED,” subject to completion of the offering and compliance with certain conditions, including the presence of at least three registered and active market makers.  Keefe Bruyette & Woods, Inc. has advised us that it intends to make a market in shares of our common stock following the offering, but it is under no obligation to do so or to continue to do so once it begins.  While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in shares of our common stock, there can be no assurance that we will be successful in obtaining such commitments.

          The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold. There can be no assurance that persons purchasing the shares of common stock will be able to sell their shares at or above the $10.00 offering purchase price per share. You should have a long-term investment intent if you purchase shares of our common stock and you should recognize that there may be a limited trading market in the shares of common stock.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

          At March 31, 2007, Beacon Federal exceeded all of the applicable regulatory capital requirements. The table below sets forth the historical equity capital and regulatory capital of Beacon Federal at March 31, 2007, and the pro forma regulatory capital of Beacon Federal, after giving effect to the sale of shares of common stock at a $10.00 per share purchase price.  The table assumes the receipt by Beacon Federal of between $34.1 million and $53.4 million of the net offering proceeds.

	Beacon Federal Historical at March 31, 2007		Pro Forma at March 31, 2007, Based Upon the Sale in the Offering of

			7,012,500 Shares		8,250,000 Shares		9,487,500 Shares		10,910,625 Shares (1)

	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)

	(Dollars in thousands)
GAAP capital	$44,708	6.89%	$73,164	10.80%	$78,316	11.47%	$83,468	12.13%	$89,392	12.89%
Tangible capital (3)	$44,698	6.89%	$73,154	10.80%	$78,306	11.47%	$83,458	12.14%	$89,382	12.89%
Tangible requirement	9,734	1.50	10,161	1.50	10,238	1.50	10,316	1.50	10,404	1.50

Excess	$34,964	5.39%	$62,993	9.30%	$68,067	9.97%	$73,142	10.64%	$78,978	11.39%

Core capital (3)	$44,698	6.89%	$73,154	10.80%	$78,306	11.47%	$83,458	12.14%	$89,382	12.89%
Core requirement (4)	25,958	4.00	27,096	4.00	27,302	4.00	27,508	4.00	27,745	4.00

Excess	$18,740	2.89%	$46,058	6.80%	$51,004	7.47%	$55,949	8.14%	$61,637	8.89%

Total risk-based capital (5)(6)	$49,549	11.18%	$78,005	17.38%	$83,157	18.48%	$88,309	19.58%	$94,233	20.84%
Risk-based requirement	35,460	8.00	35,915	8.00	35,998	8.00	36,080	8.00	36,175	8.00

Excess	$14,089	3.18%	$42,089	9.38%	$47,159	10.48%	$52,228	11.58%	$58,058	12.84%

Reconciliation of capital infused into Beacon Federal:
Net proceeds			$34,066		$40,208		$46,350		$53,413
Less: Common stock acquired by ESOP			(5,610)		(6,600)		(7,590)		(8,729)

Pro Forma Increase			$28,456		$33,608		$38,760		$44,684

(1)

As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering or regulatory considerations.

(2)

The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(3)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.
(5)

The difference between U.S. GAAP capital and regulatory tangible capital and core capital is attributable to the deduction of $10,000 of unrealized gains on available for sale securities, net of taxes.

(6)

The difference between core capital and total risk-based capital is attributable to the addition of general loan loss reserves of $4.9 million (which excludes the SFAS No. 114 allowance for loan losses of $342,000) and the deduction of $118,000 for low-level recourse obligations.

CAPITALIZATION

          The following table presents the historical consolidated capitalization of Beacon Federal, at March 31, 2007 and the pro forma consolidated capitalization of Beacon Federal Bancorp, Inc., after giving effect to the conversion and the offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Beacon Federal Historical at March 31, 2007	Pro Forma, Based Upon the Sale in the Offering of

		7,012,500 Shares	8,250,000 Shares	9,487,500 Shares	10,910,625 Shares (1)

	(Dollars in thousands)
Deposits (2)	$519,567	$519,567	$519,567	$519,567	$519,567
Borrowings	82,827	82,827	82,827	82,827	82,827

Total deposits and borrowed funds	$602,394	$602,394	$602,394	$602,394	$602,394

Stockholders’ equity:
Preferred stock $0.01 par value, 50,000,000 shares authorized; none issued or outstanding	$—	$—	$—	$—	$—

Common stock $0.01 par value, 100,000,000 shares authorized; assuming shares outstanding as shown (3)	—	70	83	95	109
Additional paid-in capital	—	68,061	80,332	92,604	106,716
Retained earnings (4)	44,698	44,698	44,698	44,698	44,698
Plus:
Accumulated other comprehensive income	10	10	10	10	10
Less:
Common stock to be acquired by employee stock ownership plan (5)	—	(5,610)	(6,600)	(7,590)	(8,729)
Common stock to be acquired by stock recognition and retention plan (6)	—	(2,805)	(3,300)	(3,795)	(4,364)

Total stockholders’ equity	$44,708	$104,424	$115,224	$126,022	$138,440

Total stockholders’ equity as a percentage of total assets (2)	6.89%	14.73%	16.01%	17.25%	18.64%

(1)

As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares, changes in market or general financial conditions following the commencement of the subscription and community offerings or regulatory considerations.

(2)

Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)

No effect has been given to the issuance of additional shares of Beacon Federal Bancorp, Inc. common stock pursuant to a stock option plan. If this plan is implemented, an amount up to 10% of the shares of Beacon Federal Bancorp, Inc. common stock sold in the offering will be reserved for issuance upon the exercise of options under the stock option plan.  See “Management of Beacon Federal Bancorp, Inc.”

(4)

The retained earnings of Beacon Federal will be substantially restricted after the conversion.  See “Our Policy Regarding Dividends,” “The Conversion; Plan of Distribution—Liquidation Rights” and “Supervision and Regulation.”

(5)

Assumes that 8.0% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Beacon Federal Bancorp, Inc.  The loan will be repaid principally from Beacon Federal’s contributions to the employee stock ownership plan.  Since Beacon Federal Bancorp, Inc. will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no asset or liability will be reflected on Beacon Federal Bancorp, Inc.’s consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(6)

Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased by the stock recognition and retention plan in open market purchases. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Beacon Federal Bancorp, Inc. accrues compensation expense to reflect the vesting of shares pursuant to the stock recognition and retention plan, the credit to equity will be offset by a charge to noninterest expense. Implementation of the stock recognition and retention plan will require stockholder approval.  The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by Beacon Federal Bancorp, Inc.

PRO FORMA DATA

          The following tables summarize historical data of Beacon Federal and pro forma data of Beacon Federal Bancorp, Inc. at and for the three months ended March 31, 2007 and the year ended December 31, 2006.  This information is based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

          The net proceeds in the tables are based upon the following assumptions:

•	all shares of common stock will be sold in the subscription and community offerings;

•	280,000 shares of common stock will be purchased by our executive officers and directors, and their associates;

•

our employee stock ownership plan will purchase 8% of the shares of common stock sold in the stock offering with a loan from Beacon Federal Bancorp, Inc.  The loan will be repaid in substantially equal payments of principal and interest over a period of 20 years;

•

Keefe Bruyette & Woods, Inc. will receive a fee equal to .80% of the dollar amount of the shares of common stock sold in the stock offering.  Shares purchased by our employee benefit plans or by our officers, directors and employees, and their immediate families will not be included in calculating the shares of common stock sold for this purpose; and

•

total expenses of the stock offering, including the marketing fees to be paid to Keefe Bruyette & Woods, Inc., will be between $2.0 million at the minimum of the offering range and $2.3 million at the adjusted maximum of the offering range.

          We calculated pro forma consolidated net income for the three months ended March 31, 2007 and the year ended December 31, 2006 as if the estimated net proceeds we received had been invested at an assumed interest rate of 4.90% and 5.00%, respectively (2.99% and 3.05% on an after-tax basis).  This represents the one-year U.S. Treasury Bill as of March 31, 2007 and December 31, 2006, respectively, which we consider to more accurately reflect the pro forma reinvestment rate than an arithmetic average method in light of current market interests rates.

          The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur, and should not be taken as indicative of future results of operations.  Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities.  The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock.  The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds.  The book value of Beacon Federal Bancorp, Inc. does not take into account intangibles, bad debt reserves or liquidation of assets in the event of a liquidation.  It is assumed that Beacon Federal Bancorp, Inc. will loan funds to the employee stock ownership plan, between $5.6 million and $7.6 million of the estimated net proceeds in the offering, or $8.7 million if the offering range is increased by 15%. The actual net proceeds from the sale of shares of common stock will not be determined until the offering is completed.  However, we currently estimate the net proceeds to be between $68.1  million and $92.7 million, or $106.8 million if the offering range is increased by 15%.  It is assumed that all shares of common stock will be sold in the subscription and community offerings.

	At or For the Three Months Ended March 31, 2007 Based Upon the Sale at $10.00 Per Share of

	7,012,500 Shares at Minimum Offering Range	8,250,000 at Midpoint Offering Range 9,000,000	9,487,500 at Maximum Offering Range	10,910,625 at Adjusted Maximum of Offering Range (1)

	(Dollars in thousands, except per share amounts)
Gross Proceeds of Offering	$70,125	$82,500	$94,875	$109,106
Less Expenses	(1,994)	(2,085)	(2,176)	(2,281)

Estimated net proceeds	$68,131	$80,415	$92,699	$106,825
Less: Common stock purchased by ESOP (2)	(5,610)	(6,600)	(7,590)	(8,729)
Less: Common stock purchased by stock award plan (3)	(2,805)	(3,300)	(3,795)	(4,364)

Estimated net cash proceeds	$59,716	$70,515	$81,314	$93,732
For the Three Months Ended March 31, 2007
Consolidated net income:
Historical	$444	$444	$444	$444
Pro forma income on net proceeds	446	527	608	701
Pro forma ESOP adjustment(2)	(43)	(50)	(58)	(67)
Pro forma stock award adjustment (3)	(86)	(101)	(116)	(133)
Pro forma stock options adjustment (4)	(123)	(144)	(166)	(191)

Pro forma net income	$638	$676	$712	$754
Per share net income
Historical	$0.07	$0.06	$0.05	$0.04
Pro forma income on net proceeds, as adjusted	0.07	0.07	0.07	0.07
Pro forma ESOP adjustment (2)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma stock award adjustment (3)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma stock option adjustment (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share (5)	$0.10	$0.09	$0.08	$0.07
Offering price as a multiple of pro forma net earnings per share	25.00x	27.78x	31.25x	35.71x
Number of shares outstanding for pro forma net income per share calculations	6,458,513	7,598,250	8,737,988	10,048,686
At March 31, 2007
Stockholders’ equity:
Historical	$44,708	$44,708	$44,708	$44,708
Estimated net proceeds	68,131	80,415	92,699	106,825
Less: Common stock acquired by ESOP (2)	(5,610)	(6,600)	(7,590)	(8,729)
Less: Common stock acquired by stock-based incentive (3) (4)	(2,805)	(3,300)	(3,795)	(4,364)

Pro forma stockholders’ equity	$104,424	$115,223	$126,022	$138,440

Stockholders’ equity per share:
Historical	$6.38	$5.42	$4.71	$4.10
Estimated net proceeds	9.72	9.75	9.77	9.79
Less: Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: Common stock acquired by stock-based incentive plan (3) (4)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma stockholders’ equity per share (6)	$14.90	$13.97	$13.28	$12.69

Offering price as percentage of pro forma stockholders’ equity per share	67.11%	71.58%	75.30%	78.80%

Number of shares outstanding for pro forma book value per share calculations	7,012,500	8,250,000	9,487,500	10,910,625

(1)

As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)

Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Beacon Federal Bancorp, Inc.  Beacon Federal intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  Beacon Federal’s total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest.  SOP 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Beacon Federal, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 39.0%.  The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 7,013, 8,250, 9,488 and 10,911 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations.

(3)

If approved by Beacon Federal Bancorp, Inc.’s stockholders, the stock recognition and retention plan may purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock recognition and retention plan, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Beacon Federal Bancorp, Inc. or through open market purchases. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by Beacon Federal Bancorp, Inc.  The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the three months ended March 31, 2007 and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 39.0%.  Assuming stockholder approval of the stock recognition and retention plan and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.9%.

(4)

If approved by Beacon Federal Bancorp, Inc.’s stockholders, the stock option plan may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock option plan may not occur earlier than six months after the completion of the conversion.  In calculating the pro forma effect of the stock option plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.87 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 39.0%.  The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.  Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise of options under the stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease.  The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders’ ownership and voting interests by approximately 9.1%.

(5)

Income per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with SOP 93-6, subtracting the employee stock ownership plan shares that have not been committed for release during the period and subtracting non-vested stock recognition and retention plan shares. See note 2, above.

(6)

The retained earnings of Beacon Federal will be substantially restricted after the conversion. See “Our Policy Regarding Dividends,” “The Conversion; Plan of Distribution —Liquidation Rights” and “ Supervision and Regulation.”

	At or For the Year Ended December 31, 2006 Based Upon the Sale at $10.00 Per Share of

	7,012,500 Shares at Minimum Offering Range	8,250,000 at Midpoint Offering Range 9,000,000	9,487,500 at Maximum Offering Range	10,910,625 at Adjusted Maximum of Offering Range (1)

	(Dollars in thousands, except per share amounts)
Gross Proceeds of Offering	$70,125	$82,500	$94,875	$109,106
Less Expenses	(1,994)	(2,085)	(2,176)	(2,281)

Estimated net proceeds	$68,131	$80,415	$92,699	$106,825
Less: Common stock purchased by ESOP (2)	(5,610)	(6,600)	(7,590)	(8,729)
Less: Common stock purchased by stock award plan (3)	(2,805)	(3,300)	(3,795)	(4,364)

Estimated net cash proceeds	$59,716	$70,515	$81,314	$93,732
For the Year Ended December 31, 2006
Consolidated net income:
Historical	$2,314	$2,314	$2,314	$2,314
Pro forma income on net proceeds	1,821	2,151	2,480	2,859
Pro forma ESOP adjustment(2)	(171)	(201)	(231)	(266)
Pro forma stock award adjustment (3)	(342)	(403)	(463)	(532)
Pro forma stock options adjustment (4)	(490)	(576)	(663)	(762)

Pro forma net income	$3,132	$3,285	$3,437	$3,613
Per share net income
Historical	$0.36	$0.31	$0.27	$0.24
Pro forma income on net proceeds, as adjusted	0.28	0.28	0.28	0.28
Pro forma ESOP adjustment (2)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma stock award adjustment (3)	(0.05)	(0.05)	(0.05)	(0.05)
Pro forma stock option adjustment (4)	(0.08)	(0.08)	(0.08)	(0.08)

Pro forma net income per share (5)	$0.48	$0.43	$0.39	$0.36
Offering price as a multiple of pro forma net earnings per share	20.83x	23.26x	22.64x	27.78x
Number of shares outstanding for pro forma net income per share calculations	6,479,550	7,623,000	8,766,450	10,081,418
At December 31, 2006
Stockholders’ equity:
Historical	$44,245	$44,245	$44,245	$44,245
Estimated net proceeds	68,131	80,415	92,699	106,825
Less: Common stock acquired by ESOP (2)	(5,610)	(6,600)	(7,590)	(8,729)
Less: Common stock acquired by stock-based incentive (3) (4)	(2,805)	(3,300)	(3,795)	(4,364)

Pro forma stockholders’ equity	$103,961	$114,760	$125,559	$137,977

Stockholders’ equity per share:
Historical	$6.31	$5.36	$4.66	$4.06
Estimated net proceeds	9.72	9.75	9.77	9.79
Less: Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: Common stock acquired by stock-based incentive plan (3) (4)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma stockholders’ equity per share (6)	$14.83	$13.91	$13.23	$12.65

Offering price as percentage of pro forma stockholders’ equity per share	67.43%	71.89%	75.59%	79.05%

Number of shares outstanding for pro forma book value per share calculations	7,012,500	8,250,000	9,487,500	10,910,625

(footnotes begin on following page)

(1)

As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)

Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Beacon Federal Bancorp, Inc.  Beacon Federal intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  Beacon Federal’s total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest.  SOP 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Beacon Federal, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 39.0%.  The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 28,050, 33,000, 37,950 and 43,643 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations.

(3)

If approved by Beacon Federal Bancorp, Inc.’s stockholders, the stock recognition and retention plan may purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock recognition and retention plan, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Beacon Federal Bancorp, Inc. or through open market purchases. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by Beacon Federal Bancorp, Inc.  The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the year ended December 31, 2006 and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 39.0%.  Assuming stockholder approval of the stock recognition and retention plan and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.9%.

(4)

If approved by Beacon Federal Bancorp, Inc.’s stockholders, the stock option plan may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock option plan may not occur earlier than six months after the completion of the conversion.  In calculating the pro forma effect of the stock option plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.87 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 39.0%.  The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.  Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise of options under the stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease.  The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders’ ownership and voting interests by approximately 9.1%.

(5)

Income per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with SOP 93-6, subtracting the employee stock ownership plan shares that have not been committed for release during the period and subtracting non-vested stock recognition and retention plan shares. See note 2, above.

(6)

The retained earnings of Beacon Federal will be substantially restricted after the conversion. See “Our Policy Regarding Dividends,” “The Conversion ; Plan of Distribution —Liquidation Rights” and “ Supervision and Regulation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF BEACON FEDERAL BANCORP, INC.

          This section is intended to help potential investors understand the financial performance of Beacon Federal through a discussion of the factors affecting our financial condition at March 31, 2007, December 31, 2006 and December 31, 2005, and our consolidated results of operations for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004. This section should be read in conjunction with the Consolidated Financial Statements and notes to the consolidated financial statements that appear elsewhere in this prospectus. Beacon Federal Bancorp, Inc. did not exist at March 31, 2007; therefore, the information reflected in this section reflects the financial performance of Beacon Federal and its subsidiary.  In this section, we sometimes refer to Beacon Federal and Beacon Federal Bancorp, Inc. together as “Beacon Federal” since the financial condition and results of operation of Beacon Federal Bancorp, Inc. will closely reflect the financial condition and results of operation of its operating subsidiary, Beacon Federal.

          Anticipated Increase in Non-Interest Expense

          Following the completion of the conversion and offering, we anticipate that our non-interest expense will increase as a result of the increased costs associated with managing a public company, increased compensation expenses associated with the purchases of shares of common stock by our employee stock ownership plan, and the adoption of one or more stock-based incentive plans, if approved by Beacon Federal Bancorp, Inc.’s stockholders.

          Assuming that the adjusted maximum number of shares are sold in the offering:

•

our employee stock ownership plan would acquire 872,850 shares of common stock with an $ 8.7 million loan that is expected to be repaid over 20 years, resulting in an annual pre-tax expense of approximately $ 436,000 (assuming that the common stock maintains a value of $10.00 per share);

•

our stock option plan would grant options to purchase shares equal to 10% of the total shares issued in the offering, or 1,091,063 shares, to eligible participants, which would result in compensation expense over the vesting period of the options.  Assuming the market price of the common stock is $10.00 per share; all options are granted with an exercise price of $10.00 per share and have a term of 10 years; the dividend yield on the stock is zero; the risk free interest rate is 4.65%; and the volatility rate on the common stock is 11.75%, the estimated grant-date fair value of the options utilizing a Black-Scholes option pricing analysis is $3.87 per option granted.  Assuming this value is amortized over the five-year vesting period, the corresponding annual pre-tax expense associated with the stock option plan would be approximately $ 844,000 ; and

•

our recognition and retention plan would award a number of shares equal to 4% of the shares issued in the offering, or 436,425 shares, to eligible participants, which would be expensed as the awards vest.  Assuming that all shares are awarded under the recognition and retention plan at a price of $10.00 per share, and that the awards vest over a five-year period, the corresponding annual pre-tax expense associated with shares awarded under the recognition and retention plan would be approximately $ 873,000 .

          The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and whether the loan is repaid faster than its contractual term. Accordingly, increases in the stock price above $10.00 per share will increase the total employee stock ownership plan expense, and any accelerated repayment of the loan would increase the annual employee stock ownership plan expense. Additionally, the actual expense of the recognition and retention plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share.  Further, the actual expense of the stock option plan would be determined by the grant-date fair value of the options, which would depend on a number of factors, including the valuation assumptions used in the Black-Scholes option pricing model.

Overview

          Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on our deposits and borrowings. Results of operations are also affected by fee income from banking operations, provisions for loan losses, gains (losses) on sales of loans and other miscellaneous income.  Our noninterest expense consists primarily of compensation and employee benefits, office occupancy, marketing, general administrative expenses and income tax expense.

          Our results of operations are also significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations. See “Risk Factors” beginning on page ___.

Critical Accounting Policies

          We consider accounting policies that require management to exercise significant judgment or discretion or make significant assumptions that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies.  We consider the following to be our critical accounting policies:

          Allowance for Loan Losses.  The allowance for loan losses is the estimated amount considered necessary to cover probable incurred credit losses in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged against income.  In determining the allowance for loan losses, management makes significant estimates.  The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions utilized and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

          A substantial amount of our loan portfolio is collateralized by real estate. Appraisals of the underlying value of property securing loans and discounted cash flow valuations of properties are critical in determining the amount of the allowance required for specific loans.  Assumptions for appraisals and discounted cash flow valuations are instrumental in determining the value of properties.  Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance.  The assumptions supporting such appraisals and discounted cash flow valuations are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans.

          Management performs a quarterly evaluation of the adequacy of the allowance for loan losses.  Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal and external loan reviews and other relevant factors.  This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision based on changes in economic and real estate market conditions.

          The analysis of the allowance for loan losses has two components:  specific and general allocations.  Specific allocations are made for loans that are determined to be impaired.  Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations.  Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on our financial results.

          In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 120 days past due, the accrual of interest is discontinued.  In addition, previously accrued interest deemed uncollectible that was recognized in income is reversed.  Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured.  A nonaccrual loan is restored to accrual status when it is brought current or has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer doubtful.

Business Strategy

          Prior to our conversion to a federal savings association in 1999, we operated as a federally chartered credit union, concentrating our lending efforts on direct automobile loans, home equity loans and other general consumer lending.  Since our conversion to a federal savings association, we have expanded our one- to four-family residential mortgage, commercial business and commercial real estate lending.  As a result, between December 31, 1999 and December 31, 2006, our consumer loans as a percentage of total loans decreased from 96% to 17%.  We have significantly increased our personnel and systems to support the continued growth of our one- to four-family residential mortgage, commercial real estate and commercial business lending.

          Our primary objective is to remain an independent, community oriented financial institution serving customers in our primary market areas.  Our board of directors has sought to accomplish this objective through the adoption of a business strategy designed to maintain profitability, a strong capital position and high asset quality.  This business strategy includes the following elements:

          Growing and diversifying our loan portfolio by emphasizing the origination of one- to four-family residential mortgage loans, home equity loans, commercial real estate loans and commercial business loans.  Our infrastructure, personnel and fixed operating base can support a substantially larger asset base.  Our strategy for increasing net income includes increasing our loan production. Our business plan emphasizes the origination of one- to four-family residential mortgage loans, home equity loans, commercial real estate loans and commercial business loans, which increased to 23.3%, 34.6%, 10.5% and 10.7%, respectively, of our total loans at March 31, 2007, compared to 19.5%, 26.8%, 0.1% and 2.9% of our total loans at December 31, 2002. By contrast, consumer loans decreased to 16.6% of our total loans at March 31, 2007, compared to 50.6% of our total loans at December 31, 2002. The increases in one- to four-family residential mortgage loans and home equity loans in our loan portfolio reflect the demand for these loan products in our primary market areas. The increases in commercial real estate loans and commercial business loans reflect our emphasis on this type of lending and our addition of commercial loan officers. Commercial real estate loans and commercial business loans generally are originated with higher interest rates compared to one- to four-family residential mortgage loans and, therefore, have a positive effect on our net interest rate spread and net interest income. In addition, most of these loans are originated with adjustable interest rates, which assist us in managing interest rate risk.

          Maintaining high asset quality.  Our high asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.19%, 0.16% and 0.18% at March 31, 2007, December 31, 2006 and 2005, respectively.  We have introduced new loan products only when we are confident that our staff has the necessary expertise and that sound underwriting and collection procedures are in place. We also underwrite all of our loans in our main office in East Syracuse to ensure uniformity and consistency in underwriting decisions.

          Emphasizing lower cost core deposits to reduce the funding costs of our loan growth.  We offer checking accounts, NOW accounts and savings accounts, which generally are lower-cost sources of funds than certificates of deposits, and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we are pursuing a number of strategies. First, we will continue to make available to our customers and potential customers a broad range of deposit products, both through our branch network and through our internet banking platform. We recently introduced a “remote deposit and merchant capture” program, which allows commercial customers to make immediate deposits from their own locations, regardless of their proximity to one of our branches, through scanned images of checks. Second, we intend to continue to pursue selective acquisitions of other financial institutions, including credit unions, with attractive depositor profiles. Third, we intend to continue to market commercial demand deposits to our commercial loan customers. Finally, we intend to continue to selectively link the availability of certain attractive loan products to the maintenance by the customer of a qualifying checking account.

          Increasing our sources of non-interest income. Through our subsidiary, Beacon Comprehensive Services, Inc., we offer a wide variety of insurance and investment products, as well as tax preparation services. Fees generated from these services increase our non-interest income and reduce our exposure to interest rate fluctuations that may cause a reduction in net interest income.

          Controlling operating expenses while continuing to provide quality personal services to our customers.  We are committed to meeting the financial needs of the communities in which we operate. We provide a broad range of personalized consumer and business financial services.  We believe that we can be more effective in servicing our customers than many of our non-local competitors because our employees and senior management are able to respond promptly to customer needs and inquiries.  Our ability to provide these services is enhanced by the experience of our senior management, which has an average of over 25 years’ experience in the financial services industry.

          Acquiring banks, thrifts, credit unions and financial services companies, and branch offices. Following the completion of the offering, we intend to use a portion of the net proceeds of the offering to pursue future acquisitions of banks, thrifts, credit unions and financial services companies, and branch offices of such companies. We have no current arrangements or agreements with respect to any such acquisitions.

Comparison of Financial Condition at March 31, 2007 and December 31, 2006

          Total assets increased $41.4 million to $649.1 million at March 31, 2007 from $607.7 million at December 31, 2006.  The increase was primarily the result of an increase in net loans and cash and cash equivalents funded by a $48.5 million increase in deposits.

          Net loans increased $20.1 million, or 3.7%, to $557.2 million at March 31, 2007 from $537.1 million at December 31, 2006, reflecting strong business relationships maintained by our loan staff in their local markets.  The largest growth in our loan portfolio for the period was in one- to four-family residential mortgage loans, which increased $10.0 million, or 8.3%, to $130.6 million at March 31, 2007 from $120.6 million at December 31, 2006.  In addition, multi-family mortgage loans increased $4.4 million, or 30.8%, and commercial business loans increased $8.7 million, or 17.1%, reflecting our emphasis on the origination of these types of loans as well as the addition to our staff of new commercial loan originators. Commercial real estate loans decreased slightly to $59.1 million at March 31, 2007 from $61.5 million at December 31, 2006.  Consumer loans and home equity loans were relatively unchanged at March 31, 2007 compared to December 31, 2006.  Cash and cash equivalents (cash and due from banks, interest bearing deposits in other financial institutions and federal funds sold) increased to $32.2 million at March 31, 2007 from $8.8 million at December 31, 2006, due to normal cash flows as well as increased deposits.

          Securities available for sale and securities held to maturity were essentially unchanged at March 31, 2007 compared to December 31, 2006. Securities held to maturity totaled $36.8 million at March 31, 2007, compared to $37.7 million at December 31, 2006, and securities available for sale totaled $8.89 million at March 31, 2007 compared to $8.85 million at December 31, 2006. The relatively small balances of our securities portfolio reflected our continued emphasis on a high loans-to-assets ratio.

          Deposits increased $48.5 million, or 10.3%, to $519.6 million at March 31, 2007 from $471.1 million at December 31, 2006, reflecting our continued emphasis on this funding source, in lieu of Federal Home Loan Bank advances.  Money market accounts increased $30.1 million, or 40.8%, and represented the largest increase in our deposit accounts.  In addition, savings accounts increased $966,000, or 1.4%, and non-interest bearing checking accounts increased $875,000, or 24.1%.  These increases reflected our efforts to grow our “core deposits” (i.e., savings, money market, non-interest bearing demand and NOW accounts) as a funding source for our growth.  Certificates of deposit increased $19.1 million, or 7.1%, to $289.7 million at March 31, 2007 from $270.6 million at December 31, 2006, while Federal Home Loan Bank advances decreased $6.3 million, or 8.5%, to $67.6 million at March 31, 2007 from $73.9 million at December 31, 2006, reflecting the relative cost advantage of certificates of deposit.  The increase in certificates of deposit at the expense of Federal Home Loan Bank advances reflected our preference for this source of funding as well as the development and marketing of a broader line of retail and business deposit products.

          Equity increased $463,000, or 1.0%, to $44.7 million at March 31, 2007 from $44.2 million at December 31, 2006.  The increase reflected net income of $444,000 during the quarter ended March 31, 2007 as well as an increase of $19,000 in other comprehensive income due to the effects of interest rate movements on our available-for-sale securities portfolio.

Comparison of Financial Condition at December 31, 2006 and 2005

          Total assets increased $92.6 million, or 17.9%, to $607.7 million at December 31, 2006 from $515.1 million at December 31, 2005.  The increase in total assets was due primarily to an increase in net loans, which increased $88.0 million, or 19.6%, to $537.1 million at December 31, 2006 from $449.1 million at December 31, 2005.  The increase reflected the addition to our staff of new commercial loan originators. Funding for the increase in loans came largely from customer deposits, which increased to $471.1 million at December 31, 2006 from $390.5 million at December 31, 2005, and, to a lesser extent, from the maturity of securities held to maturity, which decreased to $37.7 million at December 31, 2006 from $43.3 million at December 31, 2005, as well as a decrease in cash and cash equivalents to $8.8 million at December 31, 2006 from $11.9 million at December 31, 2005.  Securities available for sale increased to $8.9 million at December 31, 2006 from $4,000 at December 31, 2005, due to the deployment of excess cash flows.

          Deposits increased $80.6 million, or 20.6%, to $471.1 million at December 31, 2006 from $390.5 million at December 31, 2005.  The increase was due to growth in almost all of our deposit categories:  certificates of deposit increased $50.2 million, or 22.8%; interest-bearing checking accounts increased $30.9 million, or 123.2%; money market accounts increased $5.0 million, or 7.3%; and non-interest bearing checking accounts increased $1.0 million, or 39.6%.  Savings accounts decreased moderately by $6.5 million, or 8.9%, as customers shifted deposits to higher yielding deposits during a period of rising market interest rates.

          Total borrowings increased $8.4 million, or 10.4%, to $89.1 million at December 31, 2006 from $80.7 million at December 31, 2005.  Borrowings were utilized to augment deposits to fund the substantial growth in assets during 2006.  Federal Home Loan Bank advances increased $14.9 million, or 25.3%, to $73.9 million at December 31, 2006, while securities sold under agreements to repurchase decreased $6.5 million, or 29.9%, to $15.2 million at December 31, 2006.

          Equity increased $2.3 million, or 5.5%, to $44.2 million at December 31, 2006 from $41.9 million at December 31, 2005.  The increase resulted from net income of $2.3 million for the year ended December 31, 2006.

Comparison of Operating Results For The Three Months Ended March 31, 2007 and 2006

          General.  Net income decreased $510,000 to $444,000 for the three months ended March 31, 2007 from $954,000 for the three months ended March 31, 2006.  The decrease reflected lower net interest income, a higher provision for losses on loans and higher non-interest expense.

          Interest Income.  Interest income increased $1.9 million, or 26.1%, to $9.1 million for the three months ended March 31, 2007 from $7.2 million for the three months ended March 31, 2006.  The increase was mainly due to higher average balances of loans and higher yields on such loans in the 2007 period compared to the 2006 period.

          Interest income on loans increased $1.9 million, or 28.6%, to $8.4 million for the three months ended March 31, 2007 from $6.5 million for the three months ended March 31, 2006.  The increase was due to the higher average balance of such loans to $550.5 million for the three months ended March 31, 2007 from $459.6 million for the three months ended March 31, 2006, reflecting our efforts to substantially increase our loan portfolio.  The increase in interest income on loans was also due to the higher yields earned on such loans to 6.13% for the three months ended March 31, 2007 from 5.71% for the three months ended March 31, 2006, which reflected higher market interest rates generally, increases in interest rates on our adjustable-rate loans in the higher interest rate environment, and the greater proportion of higher-yielding commercial business and multi-family loans in our loan portfolio during the 2007 period compared to the earlier year period.  Interest income on securities increased $48,000, or 9.9%, to $532,000 for the three months ended March 31, 2007 from $484,000 for the three months ended March 31, 2006, reflecting a higher average balance of such securities (to $45.7 million from $42.4 million) as well as higher yields on such securities to 4.65% from 4.57% in the generally higher market interest rate environment.

          Interest Expense.  Interest expense increased $2.3 million, or 64.3%, to $5.8 million for the three months ended March 31, 2007 from $3.5 million for the three months ended March 31, 2006.  The increase in interest expense reflected substantially higher average balances of deposits and borrowings to fund loan growth, as well as substantially higher rates on such deposits and borrowings in the higher market interest rate environment.  Interest expense on deposits increased $2.1 million, or 77.2%, to $4.8 million for the three months ended March 31, 2007 from $2.7 million for the three months ended March 31, 2006, reflecting an increase in the average balance of such deposits to $490.5 million in the 2007 period from $400.1 million in the 2006 period.  In addition, the average rate paid on such deposits increased to 3.94% from 2.72%.  Interest expense on certificates of deposit increased to $3.4 million for the three months ended March 31, 2007 from $2.2 million for the three months ended March 31, 2006, due primarily to the higher average rate on such deposits (4.82% compared to 3.74%) in the higher market interest rate environment and, to a lesser extent, the higher average balance of such deposits ($279.2 million compared to $232.2 million).  Interest expense on NOW and money market accounts also increased to $1.3 million for the three months ended March 31, 2007 from $463,000 for the three months ended March 31, 2006, reflecting substantially higher rates paid on such accounts (3.64% in the 2007 period compared to 1.93% in the 2006 period) and also higher average balances of such accounts ($144.9 million in the 2007 period compared to $95.7 million in the 2006 period.).  As noted above, in the 2007 period, the average balance of savings accounts decreased $5.7 million, or 8.0%, as our savings deposit customers sought higher yields during a period of rising market interest rates. At March 31, 2007, we had $39.9 million in brokered deposits. Brokered deposits represent an alternative and immediate source of funds but generally bear a higher interest rate than local, retail deposits. Brokered deposits are highly susceptible to withdrawal if the rates we pay on such deposits are not competitive. At March 31, 2007, we have no open commitments to purchase brokered deposits. We have agreements with two nationally recognized financial institutions to purchase brokered deposits.

          Interest expense on borrowings (reverse repurchase agreements and Federal Home Loan Bank advances) increased $179,000, or 21.8%, to $1.0 million for the three months ended March 31, 2007 from $821,000 for the three months ended March 31, 2006.  The increase was due to a higher average balance of such borrowings, to $85.2 million for the three months ended March 31, 2007 from $83.9 million for the three months ended March 31, 2006, as borrowings were used to supplement deposits to fund loan growth.  The average rates paid on such borrowings also increased to 4.70% for the 2007 period compared to 3.91% for the 2006 period, reflecting generally higher market interest rates.  Interest expense on Federal Home Loan Bank advances increased to $854,000 for the 2007 period compared to $619,000 to the 2006 period, as we increased our average balances of such advances to $69.9 million from $62.2 million, and the average rate paid on such advances increased to 4.88% from 3.98%.  The interest expense on reverse repurchase agreements, on the other hand, decreased to $146,000 from $202,000, reflecting a lower average balance of $15.2 million in the 2007 period from $21.7 million in the 2006 period, which more than offset an increase in the average rate paid on such balances to 3.84% in the 2007 period from 3.72% in the 2006 period.

          Net Interest Income.  Net interest income decreased $399,000, or 10.9%, to $3.3 million for the three months ended March 31, 2007 from $3.7 million for the three months ended March 31, 2006.  The decrease in net interest income was due to decreases in our net interest rate spread (to 1.90% from 2.64%) and net interest margin (to 2.14% from 2.84%), which more than offset an increase in net interest-earning assets to $35.9 million for the three months ended March 31, 2007 from $33.8 million for the three months ended March 31, 2006.  The decreases in our net interest rate spread and net interest margin reflected the current interest rate environment and a flattened U.S. Treasury yield curve. From June 30, 2004 to September 30, 2006, the Federal Reserve Board increased its target for the federal funds rate from 1.00% to 5.25%.  While the federal funds rate (which we use as a guide to price our deposits) has increased, longer-term market interest rates (which we use a guide to price our long-term loans) have not increased to the same degree.  If rates on our deposits and borrowings continue to re-price upwards faster than the rates on our long-term loans and investments, we would experience further compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

          Provision for Loan Losses.  We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date.  In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of nonperforming and other classified loans.  The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or economic conditions change.  We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as required in order to maintain the allowance.

          Based on our evaluation of the above factors, we recorded a provision for loan losses of $193,000 for the three months ended March 31, 2007 compared to a provision for loan losses of $182,000 for the three months ended 2006.  The provisions recorded reflected net chargeoffs of $74,000 for the three months ended March 31, 2007 compared to $48,000 for the earlier year period.  The allowance for loan losses was $5.3 million, or 0.95% of total loans at March 31, 2007 compared to $4.6 million, or 0.98% of total loans at March 31, 2006.  Total non-performing assets were $1.2 million at March 31, 2007, compared to $956,000 at December 31, 2006.  We had one impaired loan of $385,000 at March 31, 2007 and no impaired loans at December 31, 2006.  We used the same methodology in assessing the allowances for both periods.  To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the three months ended March 31, 2007 and 2006.

          Non-Interest Income.  Non-interest income increased 3.4% to $752,000 for the three months ended March 31, 2007 from $727,000 for the three months ended March 31, 2006.  Service charges increased $11,000, or 2.0%, to $570,000 for the three months ended March 31, 2007, and commission income increased $15,000, or 12.2%, to $138,000 for the three months ended March 31, 2007.  The increase in service charges reflected higher deposit-related fees, while the higher commission income reflected increased activity by our subsidiary, Beacon Comprehensive Services, Inc., in the sale of investment and insurance products, and tax preparation services.

          Non-Interest Expense.  Non-interest expense increased $300,000, or 11.1%, to $3.1 million for the three months ended March 31, 2007 from $2.7 million for the three months ended March 31, 2006.  The increase reflected modest increases in each major category of non-interest expense.  Salaries and employee benefits increased to $1.69 million for the three months ended March 31, 2007 from $1.66 million for the earlier year period, reflecting normal annual salary increases.  The number of full-time equivalent employees decreased to 112 in the 2007 period from 114 in the 2006 period.

          Income Tax Expense.  The provision for income taxes was $280,000 for the three months ended March 31, 2007 compared to $565,000 for the three months ended March 31, 2006, reflecting a decrease in pre-tax income.  Our effective tax rate was 38.7% for the three months ended March 31, 2007, compared to 37.2% for the three months ended March 31, 2006.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

          General.  Net income decreased $2.2 million, or 48.7%, to $2.3 million for the year ended December 31, 2006 from $4.5 million for the year ended December 31, 2005.  The decrease reflected higher non-interest expenses and, to a lesser extent, lower net interest income and non-interest income.

Net income for the year ended December 31, 2006 also included a net loss of $983,000 associated with the acquisition of Marcy Federal Credit Union, which was completed in December 2006. The net loss resulted from partially deductible severance-related expenses of $777,000 and a provision for loan losses of $162,000. The acquisition of Marcy Federal Credit Union is not expected to have any material adverse effect on our financial condition or results of operations in future periods.

          Interest Income.  Interest income increased $6.7 million, or 26.2%, to $32.3 million for the year ended December 31, 2006 from $25.6 million for the year ended December 31, 2005.  The increase reflected a substantial increase in average interest-earning assets to $556.7 million for the 2006 period compared to $468.3 million for the 2005 period.  In addition, the average yield on interest-earning assets increased to 5.81% in 2006 from 5.47% in 2005 in the generally higher market interest rate environment.

          Interest income on loans increased $6.3 million, or 27.2%, to $29.4 million for the year ended December 31, 2006 from $23.1 million for the year ended December 31, 2005, reflecting growth in our loan portfolio, the average balance of which increased to $496.3 million from $407.8 million, as well as higher average yields on such balances, to 5.92% in 2006 from 5.66% in 2005.  The higher yields reflected higher market interest rates generally as well as the larger proportion of higher-yielding commercial real estate loans and commercial business loans in our loan portfolio in 2006 compared to 2005. The higher average yield on our loan portfolio also reflected increases in the interest rates on our adjustable-rate loan products, particularly home equity loans, as well as increased rates on newly originated loans with interest rates based on higher market interest rates.  Interest income on investment securities increased to $2.2 million for the year ended December 31, 2006 from $2.1 million for the year ended December 31, 2005, resulting from an increase in the average balance of such securities to $46.0 million in 2006 from $45.5 million in 2005 as well as an increase in the average yield on such securities to 4.78% from 4.54% in the generally higher interest rate environment.  Interest earned on interest-earning deposits at other financial institutions increased to $540,000 for the year ended December 31, 2006 from $346,000 for the year ended December 31, 2005, reflecting increased yields on such deposits to 5.18% for the 2006 period from 2.99% for the 2005 period.

          Interest Expense.  Interest expense increased $7.5 million, or 71.5%, to $18.0 million for the year ended December 31, 2006 from $10.5 million for the year ended December 31, 2005.  The increase reflected a substantial increase in the average balance of total interest-bearing liabilities to $521.3 million in 2006 from $435.4 million in 2005 to fund our loan growth.  In addition, the average rate paid on such liabilities increased to 3.46% in the 2006 period from 2.42% in the 2005 period, reflecting higher market interest rates, particularly short-term market interest rates.

          Interest expense on certificates of deposit increased $5.3 million, or 92.5%, to $11.0 million for the year ended December 31, 2006 from $5.7 million for the year ended December 31, 2005.  The increase was caused by both an increase in the average balance of certificates of deposit to $255.5 million in the 2006 period from $172.6 million in the 2005 period, and an increase in the average rate we paid on certificates of deposit to 4.32% in the 2006 period from 3.32% in the 2005 period.  The increase in certificates of deposit resulted primarily from our customers seeking higher yields during a period of rising market interest rates.  Interest expense on savings accounts, and NOW and money market accounts increased $66,000, or 17.4%, and $1.0 million, or 53.1%, respectively, in the 2006 period compared to the 2005 period, due to higher average rates paid on such accounts, which more than offset decreases in the average balances of both categories of deposit accounts of $5.9 million, or 7.6%, and $4.5 million, or 4.0%, respectively.

          Interest expense on borrowings increased $1.1 million, or 45.7%, to $3.7 million for the year ended December 31, 2006 from $2.5 million for the year ended December 31, 2005.  The increase in interest expense reflected an increase in the average balance of such borrowings to $86.0 million in 2006 from $72.6 million in 2005, as well as an increase in the average rate paid on such borrowings, to 4.24% from 3.45%.  The increase in the average balance of such borrowings reflected our use of such funds to supplement deposits in funding our loan growth.  The higher rate paid on such borrowings reflected higher market interest rates in the 2006 period.  While the average balance of reverse repurchase agreements was essentially unchanged in 2006 compared to 2005, the average balance of Federal Home Loan Bank advances increased to $66.7 million for the year ended December 31, 2006 from $52.9 million for the year ended December 31, 2005.  The average rate paid on Federal Home Loan Bank advances increased to 4.34% from 3.43% as a result of higher market interest rates.

          Net Interest Income.  Net interest income decreased $815,000, or 5.4%, to $14.3 million for the year ended December 31, 2006 from $15.1 million for the year ended December 31, 2005.  The decrease resulted from a decrease in our net interest rate spread to 2.35% for the year ended December 31, 2006 from 3.05% for the year ended December 31, 2005 and a decrease in our net interest margin to 2.56% from 3.22%, which was partially offset by an increase in the average balance of our net interest earning assets to $35.4 million for the year ended December 31, 2006 from $32.9 million for the year ended December 31, 2005.  As noted above, the decreases in our net interest rate spread and net interest margin reflected the continued flattening of the U.S. Treasury yield curve due to increases in the Federal Reserve Board’s target federal funds rate.

          Provision for Loan Losses.  We recorded a provision for loan losses of $1.1 million for the year ended December 31, 2006, compared to $1.2 million for the year ended December 31, 2005.  Net chargeoffs were relatively unchanged, at $311,000 for the year ended December 31, 2006, compared to $242,000 for the year ended December 31, 2005, and the allowance for loan losses was $5.2 million at December 31, 2006 compared to $4.4 million at December 31, 2005, resulting in an allowance to total loans ratio of 0.96% and 0.98% at December 31, 2006 and December 31, 2005, respectively.  Total non-performing loans decreased to $4,000 at December 31, 2006 from $736,000 at December 31, 2005.  We used the same general methodology in assessing the allowance for both years.  To the best of our knowledge, we have reported all losses that are both probable and reasonable to estimate for the years ended December 31, 2006 and 2005.

          Non-Interest Income.  Non-interest income decreased $109,000, or 3.4%, to $3.05 million for the year ended December 31, 2006 from $3.16 million for the year ended December 31, 2005.  Service charges were relatively unchanged, decreasing modestly to $2.3 million for the year ended December 31, 2006 from $2.4 million for the prior year.  Commission income was also steady at $388,000 for 2006 compared to $387,000 for 2005.  Gain on sale of securities available for sale was $124,000 for the year ended December 31, 2006, reflecting the sale of a collateralized mortgage obligation to reduce the average life of our securities portfolio in a rising interest rate environment. There were no similar gains for the year ended December 31, 2005. Other non-interest income decreased $125,000, or 38.2%, due in part to higher prepayment penalty income in 2005 on commercial business loans.

          Non-Interest Expense.  Non-interest expense increased $2.3 million, or 23.9%, to $12.0 million for the year ended December 31, 2006 from $9.7 million for the year ended December 31, 2005.  The most significant factor in the increase was an increase in salaries and employee benefits to $7.5 million for the year ended December 31, 2006 from $5.4 million for the year ended December 31, 2005.  The increase in salaries and employee benefits reflected normal annual increases in salaries and benefits, higher staff bonuses tied to higher equity levels at Beacon Federal, as well as a severance payment of $777,000 in connection with a credit union acquisition.  The other major categories of non-interest expense were relatively unchanged in 2006 compared to 2005.

          Income Tax Expense.  The provision for income taxes was $1.9 million for the year ended December 31, 2006 compared to $2.8 million for the year ended December 31, 2005, reflecting a decrease in pre-tax income in 2006 compared to 2005.  Our effective tax rate was 44.8% and 38.0% for the years ended December 31, 2006 and 2005, respectively.  The effective tax rate increased due to certain nondeductible items, including merger costs, certain non-deductible compensation plan expenses and net operating loss resulting from the acquisition of Marcy Federal Credit Union in December 2006, which was accounted for as a “pooling” transaction.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

          General.  Net income increased $436,000, or 10.7%, to $4.5 million for the year ended December 31, 2005 from $4.1 million for the year ended December 31, 2004.  The increase reflected higher net interest income, which was partially offset by lower non-interest income and higher non-interest expense.

          Interest Income.  Interest income increased $4.9 million, or 23.8%, to $25.6 million for the year ended December 31, 2005 from $20.7 million for the year ended December 31, 2004.  The increase reflected a substantial increase in average interest-earning assets to $468.3 million for the 2005 period compared to $386.2 million for the 2004 period.  In addition, the average yield on interest earning assets increased to 5.47% from 5.36% in the generally higher market interest rate environment.

          Interest income on loans increased $3.9 million, or 20.2%, to $23.1 million for the year ended December 31, 2005 from $19.2 million for the year ended December 31, 2004. This increase reflected growth in our loan portfolio, the average balance of which increased to $407.8 million in 2005 from $333.3 million in 2004, which was partially offset by slightly lower yields on such loans, to 5.66% in 2005 from 5.76% in 2004.  Interest income on investment securities increased to $2.1 million for the year ended December 31, 2005 from $1.2 million for the year ended December 31, 2004, resulting from an increase in the average balance of such securities to $45.5 million from $35.6 million, as well as an increase in the average yield on such securities to 4.54% from 3.43% in the generally higher interest rate environment.  Interest earned on interest-earning deposits at other financial institutions increased to $346,000 for the year ended December 31, 2005 from $229,000 for the year ended December 31, 2004, reflecting increased yields on such deposits to 2.99% for the 2005 period from 1.60% for the 2004 period, which was partially offset by lower average balances of such deposits to $11.6 million in 2005 from $14.4 million in 2004.

          Interest Expense.  Interest expense increased $3.9 million, or 59.9%, to $10.5 million for the year ended December 31, 2005 from $6.6 million for the year ended December 31, 2004.  The increase reflected a substantial increase in the average balance of total interest-bearing liabilities to $435.4 million from $358.6 million, which was used to fund our loan growth.  In addition, the average rate paid on such liabilities increased to 2.42% in the 2005 period from 1.84% in the 2004 period, reflecting higher market interest rates, particularly short-term market interest rates.

          Interest expense on certificates of deposit increased $2.8 million, or 99.8%, to $5.7 million for the year ended December 31, 2005 from $2.9 million for the year ended December 31, 2004.  The increase was caused by both an increase in the average balance of certificates of deposit to $172.6 million in the 2005 period from $112.4 million in the 2004 period, and an increase in the average rate we paid on certificates of deposit to 3.32% in the 2005 period from 2.55% in the 2004 period.  The increase in certificates of deposit resulted primarily from our customers seeking higher yields during a period of rising interest rates.  Interest expense on NOW and money market accounts increased $496,000, or 34.7%, in the 2005 period compared to the 2004 period, due to the increase in the average rates paid on such accounts to 1.70% in 2005 from 1.32% in 2004, and the increase in the average balances of such accounts to $113.0 million in 2005 from $108.1 million in 2004.

          Interest expense on borrowings increased $599,000, or 31.4%, to $2.5 million for the year ended December 31, 2005 from $1.9 million for the year ended December 31, 2004.  The increase in interest expense reflected an increase in the average balance of such borrowings to $72.6 million in 2005 from $57.8 million in 2004, as well as an increase in the average rate paid on such borrowings to 3.45% from 3.30%.  The increase in the average balance of such borrowings reflected our use of such funds to supplement deposits in funding our loan growth.  The higher rate paid on such borrowings reflected higher market interest rates.  The average balance of reverse repurchase agreements increased to $19.6 million in 2005 from $8.6 million in 2004, and the average balance of Federal Home Loan Bank advances increased to $52.9 million in 2005 from $49.3 million in 2004.  The average rate paid on reverse repurchase agreements and Federal Home Loan Bank advances also increased to 3.51% and 3.43%, respectively, for the year ended December 31, 2005, from 3.40% and 3.28%, respectively, for the year ended December 31, 2004, reflecting higher market interest rates.

          Net Interest Income.  Net interest income increased $979,000, or 6.9%, to $15.1 million for the year ended December 31, 2005 from $14.1 million for the year ended December 31, 2004.  The increase in net interest income resulted from an increase in the average balance of our net interest-earning assets to $32.9 million for the year ended December 31, 2005 from $27.6 million for the year ended December 31, 2004, which was partially offset by a decrease in our net interest rate spread to 3.05% in 2005 from 3.52% in 2004 and in our net interest margin to 3.22% in 2005 from 3.65% in 2004.  The decreases in our net interest rate spread and net interest margin reflected the continued flattening of the U.S. Treasury yield curve due to increases in the Federal Reserve Board’s target federal funds rate.

          Provision for Loan Losses.  We recorded a provision for loan losses of $1.2 million for the year ended December 31, 2005 compared to $1.4 million for the year ended December 31, 2004.  Net chargeoffs decreased to $242,000 for the year ended December 31, 2005 from $444,000 for the year ended December 31, 2004, and the allowance for loan losses was $4.4 million at December 31, 2005 compared to $3.5 million at December 31, 2004, resulting in an allowance to total loans ratio of 0.98% and 0.92%, respectively.  We used the same general methodology in assessing the allowance for both years.  To the best of our knowledge, we have reported all losses that are both probable and reasonable to estimate for the years ended December 31, 2005 and 2004.

          Non-Interest Income.  Non-interest income decreased $138,000, or 4.2%, to $3.2 million for the year ended December 31, 2005 from $3.3 million for the year ended December 31, 2004.  Service charges increased modestly to $2.43 million for the year ended December 31, 2005 from $2.38 million for the prior year, reflecting higher deposit-related fees associated with higher deposit balances.  Commission income decreased to $387,000 in 2005 compared to $688,000 in 2004. The higher amount in 2004 reflected a dividend we received in connection with a mutual-to-stock conversion by an insurance company of which we were a member.

          Non-Interest Expense.  Non-interest expense increased $347,000, or 3.7%, to $9.7 million for the year ended December 31, 2005 from $9.4 million for the year ended December 31, 2004.  The increase resulted primarily from an increase in salaries and employee benefits to $5.4 million for the year ended December 31, 2005 from $5.0 million for the year ended December 31, 2004.  The increase in salaries and employee benefits reflected normal annual increases in salaries and benefits.  The other major categories of non-interest expense were relatively unchanged in 2005 compared to 2004.

Income Tax Expense.  The provision for income taxes was $2.8 million for the year ended December 31, 2005 compared to $2.5 million for the year ended December 31, 2004, reflecting an increase in pre-tax income in 2005 compared to 2004.  Our effective tax rate was 38.0% and 37.9% for the years ended December 31, 2005 and 2004, respectively.

          Average Balances and Yields

          The following tables set forth average balance sheets, average yields and rates, and certain other information for the periods indicated.  No tax-equivalent yield adjustments were made, as the effect thereof was not material.  All average balances are monthly average balances.  Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.  The yields set forth below include the effect of net deferred costs, discounts and premiums that are amortized or accreted to interest income.

		For the Three Months Ended March 31,
	At March 31, 2007
		2007			2006

		Average Outstanding Balance	Interest	Yield/ Rate(1)	Average Outstanding Balance	Interest	Yield/ Rate(1)

	Yield/ Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	6.34%	$550,483	$8,432	6.13%	$459,649	$6,558	5.71%
Securities	5.10	45,733	532	4.65	42,362	484	4.57
Federal Home Loan Bank of New York stock	7.50	4,064	26	2.56	3,575	36	4.03
Interest-earning deposits	4.99	11,251	107	3.80	12,187	137	4.50

Total interest-earning assets	6.20	611,531	9,097	5.95	517,773	7,215	5.57
Non-interest-earning assets		10,354			9,532

Total assets		$621,885			$527,305

Interest-bearing liabilities:
NOW and money market accounts	3.63	$144,851	1,317	3.64	$95,740	463	1.93
Savings	0.88	66,406	142.85		72,147	91	0.50
Certificates of deposit	4.96	279,203	3,367	4.82	232,229	2,170	3.74

Total deposits	4.01	490,460	4,826	3.94	400,116	2,724	2.72
Reverse repurchase agreements	3.86	15,227	146	3.84	21,714	202	3.72
FHLB advances	4.93	69,938	854	4.88	62,191	619	3.98

Total interest-bearing liabilities	4.11	575,625	5,826	4.05	484,021	3,545	2.93
Non-interest-bearing liabilities		1,688			1,180

Total liabilities		577,313			485,201
Equity		44,572			42,104

Total liabilities and equity		$621,885			$527,305

Net interest income			$3,271			$3,670

Net interest rate spread (2)	2.09%			1.90%			2.64%
Net interest-earning assets (3)		$35,906			$33,752

Net interest margin (4)				2.14%			2.84%
Average interest-earning assets to interest-bearing liabilities				106.24%			106.97%

(footnotes on following page)

	For the Years Ended December 31,

	2006			2005			2004

	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$496,304	$29,370	5.92%	$407,778	$23,095	5.66%	$333,313	$19,206	5.76%
Securities	46,037	2,199	4.78	45,527	2,066	4.54	35,614	1,223	3.43
Federal Home Loan Bank of New York stock	3,942	238	6.04	3,406	122	3.58	2,927	43	1.47
Interest-earning deposits	10,415	540	5.18	11,561	346	2.99	14,351	229	1.60

Total interest-earning assets	556,698	32,347	5.81	468,272	25,629	5.47	386,205	20,701	5.36
Non-interest-earning assets	9,748			8,534			9,730

Total assets	$566,446			$476,806			$395,935

Interest-bearing liabilities:
NOW and money market accounts	$108,508	2,948	2.72	$113,041	1,926	1.70	$108,128	1,430	1.32
Savings	71,288	445	0.62	77,160	379	0.49	80,266	388	0.48
Certificates of deposit	255,509	11,031	4.32	172,602	5,731	3.32	112,400	2,868	2.55

Total deposits	435,305	14,424	3.31	362,803	8,036	2.21	300,794	4,686	1.56
Reverse repurchase agreements	19,331	754	3.90	19,645	690	3.51	8,563	291	3.40
FHLB advances	66,701	2,897	4.34	52,929	1,816	3.43	49,258	1,616	3.28

Total interest-bearing liabilities	521,337	18,075	3.46	435,377	10,542	2.42	358,615	6,593	1.84
Non-interest-bearing liabilities	1,110			1,962			2,120

Total liabilities	522,447			437,339			360,735
Equity	43,999			39,467			35,200

Total liabilities and equity	$566,466			$476,806			$395,935

Net interest income		$14,272			$15,087			$14,108

Net interest rate spread (2)			2.35%			3.05%			3.52%
Net interest-earning assets (3)	$35,361			$32,895			$27,590

Net interest margin (4)			2.56%			3.22%			3.65%
Average of interest-earning assets to interest-bearing liabilities			106.78%			107.56%			107.69%

(1)	Yields and rates for the three months ended March 31, 2007 and 2006 are annualized.
(2)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

          The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The total column represents the sum of the prior columns.  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Three Months Ended March 31, 2007 vs. 2006			Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004

	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)

	Volume	Rate		Volume	Rate		Volume	Rate

	(In thousands)
Interest-earning assets:
Loans	$1,366	$508	$1,874	$5,179	$1,096	$6,275	$4,217	$(328)	$3,889
Securities	39	9	48	23	110	133	390	453	843
Federal Home Loan Bank of New York stock	6	(16)	(10)	22	94	116	8	71	79
Interest-earning deposits	(10)	(20)	(30)	(30)	224	194	(34)	151	117

Total interest-earning assets	1,401	481	1,882	5,194	1,524	6,718	4,581	347	4,928

Interest-bearing liabilities:
NOW and money market accounts	313	541	854	(73)	1,095	1,022	68	428	496
Savings	(7)	58	51	(27)	93	66	(19)	10	(9)
Certificates of deposit	493	704	1,197	3,257	2,043	5,300	1,831	1,032	2,863

Total deposits	799	1,303	2,102	3,157	3,230	6,388	1,880	1,470	3,350
Reverse repurchase agreements	(63)	7	(56)	(11)	75	64	389	10	399
FHLB advances	83	152	235	535	546	1,081	124	76	200

Total interest-bearing liabilities	819	1,462	2,281	3,681	3,852	7,533	2,393	1,556	3,949

Change in net interest income	$582	$(981)	$(399)	$1,513	$(2,328)	$(815)	$2,188	$(1,209)	$979

Management of Market Risk

          General.  Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk.  We are vulnerable to an increase in interest rates to the extent that our interest-bearing liabilities mature or reprice more quickly than our interest-earning assets. As a result, a principal part of our business strategy is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates.  Accordingly, our Board of Directors has established an Asset/Liability Management Committee, which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

          Our interest rate sensitivity is monitored through the use of a net interest income simulation model, which generates estimates of the change in our net interest income over a range of interest rate scenarios. The modeling assumes loan prepayment rates, reinvestment rates and deposit decay rates based on historical experience and current economic conditions.

          We have sought to manage our interest rate risk in order to control the exposure of our earnings and capital to changes in interest rates.  As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:

(i)	actively market adjustable-rate residential mortgage loans;

(ii)

actively market commercial business loans, which tend to have shorter terms and higher interest rates than residential mortgage loans, and which generate customer relationships that can result in higher non-interest-bearing demand deposit accounts;

(iii)

lengthen the weighted average maturity of our liabilities through retail deposit pricing strategies and through longer-term wholesale funding sources such as fixed-rate advances from the Federal Home Loan Bank of New York;

(iv)	invest in shorter- to medium-term securities;

(v)	use interest rate caps, as determined by the Asset/Liability Management Committee, to attempt to preserve net interest income in periods of rising short-term interest rates;

(vi)	originate high volumes of consumer loans, which have shorter terms, including direct and indirect automobile loans; and

(vii)	maintain high levels of capital.

           We have not engaged in hedging through the use of derivatives. In February 2007, we purchased a two-year, $30 million notional value interest rate cap, in order to limit our potential exposure to rising interest rates.  The cost of the transaction was $37,000.  The counter-party in the transaction, a nationally recognized broker-dealer firm, will pay us if and when the one-month LIBOR rate is above the rate cap of 5.75%.  The interest rate cap agreement expires in February 2009.

          Net Portfolio Value.  The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off-balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates.  The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value.  The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value.  Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments.  However, given the current relatively low level of market interest rates, an NPV calculation for an interest rate decrease of greater than 200 basis points has not been prepared.  A basis point equals one-hundredth of one percent, and 100 basis points equals one percent.  An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.  The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

          The table below sets forth, as of March 31, 2007, the Office of Thrift Supervision’s calculation of the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

				NPV as a Percentage of Present Value of Assets (3)
Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV
				NPV Ratio (4)	Increase (Decrease) (basis points)

		Amount	Percent

(Dollars in thousands)
+300	$26,632	$(27,568)	(51)%	4.28%	(396)
+200	35,185	(19,015)	(35)	5.55	(269)
+100	44,642	(9,558)	(18)	6.91	(133)
—	54,200	—	—	8.24	—
-100	61,588	7,388	14	9.22	98
-200	$67,352	$13,152	24%	9.95%	171

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

          The table above indicates that at March 31, 2007, in the event of a 200 basis point increase in interest rates, we would experience a 35% decrease in net portfolio value.  In the event of a 100 basis point decrease in interest rates, we would experience a 14% increase in net portfolio value.

          Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value.  Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.  Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

          Net Interest Income.  In addition to NPV calculations, we analyze our sensitivity to changes in interest rates through our internal net interest income model.  Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings.  In our model, we estimate what our net interest income would be for a twelve-month period using historical data for assumptions such as loan prepayment rates and deposit decay rates, the current term structure for interest rates, and current deposit and loan offering rates. We then calculate what the net interest income would be for the same period in the event of an instantaneous 200 basis point increase or decrease in market interest rates.  As of March 31, 2007, using our internal interest rate risk model, we estimated that our net interest income for the twelve months ending March 31, 2008 would decrease by 9.13% in the event of an instantaneous 200 basis point increase in market interest rates, and would increase by 7.73% in the event of an instantaneous 200 basis point decrease in market interest rates.

Liquidity and Capital Resources

          Liquidity is the ability to meet current and future financial obligations of a short-term nature.  Our primary sources of funds consist of deposit inflows, loan repayments, advances from the Federal Home Loan Bank of New York, and maturities and sales of securities.  In addition, we have the ability to collateralize borrowings in the wholesale markets.  While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.  Our Asset/Liability Management Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies.  We seek to maintain a liquidity ratio of 4.0% or greater.  For the year ended December 31, 2006, our liquidity ratio averaged 14.2%.  We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of March 31, 2007.  We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

          We regularly monitor and adjust our investments in liquid assets based upon our assessment of:

(i)	expected loan demand;

(ii)	expected deposit flows;

(iii)	yields available on interest-earning deposits and securities; and

(iv)	the objectives of our asset/liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

          Our most liquid assets are cash and cash equivalents.  The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2007, cash and cash equivalents totaled $32.2 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $8.9 million at March 31, 2007. On that date, we had $67.6 million in advances outstanding, with the ability to borrow an additional $84.2 million.

          Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

          At March 31, 2007, we had $25.7 million in loan commitments outstanding.  In addition to commitments to originate loans, we had $45.9 million in unused lines of credit to borrowers. Certificates of deposit due within one year of March 31, 2007 totaled $233.7 million, or 45.0% of total deposits.  If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, brokered deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2008. We believe, however, based on past experience, that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

          Our primary investing activity is originating loans. During the year ended December 31, 2006, we originated $208.5 million of loans, and during the year ended December 31, 2005, we originated $175.5 million of loans.  We purchased $14.6 million of securities during the year ended December 31, 2006, and we purchased $20.6 million of securities during the year ended December 31, 2005.

          Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $80.6 million for the year ended December 31, 2006 and a net increase in total deposits of $59.4 million for the year ended December 31, 2005.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

          Liquidity management is both a daily and long-term function of business management.  If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York, which provide an additional source of funds.  Federal Home Loan Bank advances increased by $14.9 million for the year ended December 31, 2006, compared to an increase of $3.0 million for the year ended December 31, 2005.  Federal Home Loan Bank advances have primarily been used to fund loan demand. At March 31, 2007, we had the ability to borrow up to $151.8 million from the Federal Home Loan Bank of New York.

          Beacon Federal is subject to various regulatory capital requirements, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At March 31, 2007, Beacon Federal exceeded all regulatory capital requirements.  Beacon Federal is considered “well capitalized” under regulatory guidelines. See “Supervision and Regulation—Federal Banking Regulation—Capital Requirements” and Note 11 of the Notes to the Consolidated Financial Statements.

          The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

          Commitments.  As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit.  While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon.  Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see Note 12 of the Notes to our Consolidated Financial Statements.

          Contractual Obligations.  In the ordinary course of our operations, we enter into certain contractual obligations.  Such obligations include operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

          The following table summarizes our significant fixed and determinable contractual obligations by payment date at December 31, 2006.  The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period

Contractual Obligations	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total

	(In thousands)
FHLB of New York advances	$22,300	$47,600	$2,000	$2,000	$73,900
Securities sold under agreement to repurchase	15,227	—	—	—	15,227
Operating leases	153	358	26	—	537
Certificates of deposit	198,064	70,000	2,532	—	270,596

Total	$235,744	$117,958	$4,558	$2,000	$360,260

Recent Accounting Pronouncements

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123(R)) “Share-Based Payment”.  SFAS No. 123(R) requires all entities to recognize compensation expense equal to the fair value of share-based payments such as stock options granted to employees.  SFAS No. 123(R) is effective for the first interim period after the effective date of our stock offering.  The effect on future operations will depend on the level of future option grants, vesting period of such options and fair value of options granted at such future dates.

          In March 2005, the Securities and Exchange Commission (“SEC”) issued SEC Staff Accounting Bulletin No. 107 (SAB 107), which expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public entities.  We will consider the guidance provided by SAB 107 as part of our adoption of SFAS No. 123(R).

          In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and No. 140.”  SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  SFAS No. 155 did not have a material impact on our financial position or results of operation.

          In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”  SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  SFAS No. 156 did not have a material impact on our financial position or results of operation.

          In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109” (FIN 48”).  This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition.  We adopted the provisions of FIN 48, effective January 1, 2007.  No adjustments were recognized for uncertain tax positions. We are subject to U.S. Federal income taxes, as well as State of New York, Massachusetts, Texas and Tennessee income taxes.  Tax years ending December 31, 2004 through December 31, 2006 remain open to examination by these jurisdictions. We recognize interest and penalties related to tax positions in income tax expense.  At March 31, 2007, there was no accrual for uncertain tax positions or related interest.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value and expand disclosures about fair values.  The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect SFAS No. 157 to have a material impact on our financial position or results of operation.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Entities shall report unrealized gains and losses on those items, which the fair value option has been elected in earnings.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  We are currently evaluating the requirements of the Statement and impact on our financial position and results of operations.

Impact of Inflation and Changing Prices

          Our consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP.  U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increased cost of our operations.  Unlike industrial companies, our assets and liabilities are primarily monetary in nature.  As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF BEACON FEDERAL BANCORP, INC.

          Beacon Federal Bancorp, Inc. is incorporated in the State of Maryland.  We have not engaged in any business to date.  Upon completion of the conversion, we will own all of the issued and outstanding stock of Beacon Federal.  We will retain up to 50% of the net proceeds from the offering and invest 50% of the remaining net proceeds in Beacon Federal as additional capital in exchange for 100% of the outstanding common stock of Beacon Federal.  Beacon Federal Bancorp, Inc. will use a portion of the net proceeds to make a loan to the employee stock ownership plan.  At a later date, we may use the net proceeds to pay dividends to stockholders and may repurchase shares of common stock, subject to regulatory limitations.  We will invest our initial capital as discussed in “How We Intend to Use the Proceeds from the Offering.”

          In the future, Beacon Federal Bancorp, Inc., as the holding company of Beacon Federal, will be authorized to pursue other business activities permitted by applicable laws and regulations, which may include the acquisition of banking and financial services companies.  See  “ Supervision and Regulation—Holding Company Regulation” for a discussion of the activities that are permitted for savings and loan holding companies.  We currently have no understandings or agreements to acquire other financial institutions.  We may also borrow funds for reinvestment in Beacon Federal.

          Following the offering, our cash flow will depend on earnings from the investment of the net proceeds from the offering that we retain, and any dividends we receive from Beacon Federal.  Initially, Beacon Federal Bancorp, Inc. will neither own nor lease any property, but will instead pay a fee to Beacon Federal for the use of its premises, equipment and furniture.  At the present time, we intend to employ only persons who are officers of Beacon Federal to serve as officers of Beacon Federal Bancorp, Inc.  We will, however, use the support staff of Beacon Federal from time to time.  We will pay a fee to Beacon Federal for the time devoted to Beacon Federal Bancorp, Inc. by employees of Beacon Federal.

However, these persons will not be separately compensated by Beacon Federal Bancorp, Inc.  Beacon Federal Bancorp, Inc. may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF BEACON FEDERAL

General

          We are a federally chartered savings association headquartered in East Syracuse, New York.  We were organized in 1953 as the Carrier Employees Federal Credit Union, serving the employees of Carrier Corporation in Syracuse, New York. During the 1980s, we grew through mergers with a number of smaller credit unions operating at Carrier Corporation production facilities throughout the United States, including credit unions in Collierville, Tennessee, Tyler, Texas, and McMinnville, Tennessee.

          In 1985, we changed our name to Beacon Federal Credit Union to enhance growth and diversify our membership by adding select employer groups. In the period through 1996, we added over 150 select employer groups to our membership. We also acquired by merger credit unions in Tyler, Texas, Syracuse, New York and Concord, Massachusetts. As a result of these mergers, our total assets grew from $28 million in 1985 to over $133 million in 1996.

          In July 1999, we converted our credit union charter to a federal mutual savings association charter and changed our name to Beacon Federal.  The purpose of our charter conversion was to facilitate our ability to grow by removing the field-of-membership constraints associated with the credit union charter and to allow us to diversify our loan portfolio to include more commercial loans and mortgage loans. As a federal savings association, we have continued to grow, merging with two credit unions in McMinnville, Tennessee in 2000 and 2001, one credit union in Syracuse, New York in 2003, and one credit union in Marcy, New York in 2006.

           In January 2004, we reorganized into the mutual holding company structure by establishing Beacon Financial Services, MHC and Beacon Federal Financial Services, Inc. as new, federally chartered holding companies. This internal corporate reorganization, in which no common stock was sold to the public, structured Beacon Federal as a stock institution, which is the form of organization used by commercial banks and an increasing number of savings institutions. The reorganization positioned Beacon Federal to borrow funds and issue debt securities to finance growth. In December 2006, Beacon Federal reorganized to eliminate its holding companies. This internal corporate reorganization was effected solely to facilitate Beacon Federal’s merger with Marcy Federal Credit Union, a merger that was consummated in conjunction with the reorganization. These corporate reorganizations were undertaken to assist our growth strategy and have not had a material effect on our day-to-day operations.

          As a result of our acquisitions, we now serve a variety of market areas in economically diverse parts of the country. Moreover, since the completion of our acquisitions, we have expanded our lending and deposit-generating operations in these market areas, and we now maintain a substantial percentage of our operations outside of the upstate New York market area. The following table shows the loan and deposit balances associated with each of our branch offices at March 31, 2007.

Branch	Total Loans	Total Deposits

	(In thousands)
Syracuse, NY	$363,227	$267,372
Smartt, TN	42,863	61,788
Tyler, TX	45,343	92,285
Chelmsford, MA	49,255	57,254
Smyrna, TN	46,014	14,989
Marcy, NY	12,468	19,139
Rome, NY	3,352	6,740

Total	$562,522	$519,567

           Following the conversion and offering, we intend to continue to seek to grow by acquisitions of other financial institutions, including credit unions, to the extent attractive acquisition opportunities are available, and subject to regulatory constraints.

           By operating in geographically and economically diverse market areas, we hope to reduce the negative impact on our overall operations of adverse economic conditions in one of the market areas we serve. Further, because demand for our deposit products often differs in our various market areas, we often reduce our overall funding costs by concentrating our deposit gathering efforts in markets where demand is high. However, operating in geographically diverse markets does increase management time and expense.

          Our principal business consists of originating one- to four-family residential mortgage loans, consumer loans, home equity loans, commercial real estate loans, multi-family mortgage loans and commercial business loans. These loans are originated from our main office in East Syracuse, New York, and from our six full-service branch offices located in Marcy and Rome, New York, Smartt and Smyrna, Tennessee, Tyler, Texas and Chelmsford, Massachusetts. All loans originated in our branch offices are centrally underwritten in our main office.

          We attract retail deposits from the general public in the areas surrounding our main office and our branch offices.  We also utilize our internet website to generate loan applications and to attract retail deposits.  We retain in our portfolio all adjustable-rate loans that we originate, as well as fixed-rate one- to four-family residential mortgage loans with terms of 15 years or less.  While we also retain in our portfolio the majority of the long-term, fixed-rate one- to four-family residential mortgage loans that we originate, we also sell into the secondary mortgage market a portion of these loans for interest risk management purposes.  We retain the servicing rights on all loans that we sell.  We have not entered into loan participations in recent years.

          Our revenues are derived primarily from interest on loans and mortgage-backed and other investment securities.  We also generate revenues from fees and service charges, as well as from commissions on the sale of investment and insurance products offered by our subsidiary, Beacon Comprehensive Services, Inc.  Our primary sources of funds are deposits, principal and interest payments on securities and loans, and borrowings.

          Our website address is www.beaconfederal.com.  Information on our website is not and should not be considered a part of this prospectus.

Market Area

          We conduct operations from our corporate headquarters and seven retail branch offices located in New York, Massachusetts, Tennessee and Texas.  Our original office facility was located in East Syracuse, New York, which is home to the Carrier Corporation, a large industrial company specializing in heating and air conditioning equipment, which was our original sponsor company while operating as a credit union.  Two of the Tennessee branches are located in central Tennessee, one in Smyrna, a suburb of Nashville, and one in Smartt, a small town outside of McMinnville, Tennessee.  Two of our offices are the former offices of the Marcy Federal Credit Union, which was acquired in late 2006 and which is located in the Rome, New York area.  We also operate a network of 18 free-standing ATMs in Onondaga and contiguous counties in New York and one in Tennessee to better serve our customer base.  Our branch offices serve diverse market areas with different employment and economic characteristics.  Altogether, our office network provides us access to a relatively large population base for our products and services.

          Our primary market area consists of the six counties in which we have our offices — Onondaga and Oneida Counties, New York, Middlesex County, Massachusetts, Rutherford and Warren Counties, Tennessee, and Smith County, Texas, and to a lesser extent contiguous counties.  The six counties had a total population of approximately 2.7 million in 2006.  Our home office in Onondaga County, New York is located in the Syracuse metropolitan area.  Onondaga County had a 2006 population of approximately 460,000, a median household income of approximately $50,500, and a March 2007 unemployment rate of 4.2%.  The recently acquired Rome, New York offices are located in Oneida County, directly east of Onondaga County.  Oneida County had a 2006 population of approximately 235,000, a median household income of approximately $43,400 and a March 2007 unemployment rate of 4.4%.  Onondaga County and Oneida County are both older, slow growth counties with urban populations in the larger cities (Syracuse, Rome and Utica, New York), and extensive rural areas.  Annual population growth in Onondaga and Oneida Counties was 0.1% and (0.1)%, respectively, during the 2000 to 2006 period.  While traditionally manufacturing based, these two counties have experienced manufacturing job losses and a slow diversification of their economies over the past several decades.  The largest employers in Onondaga County include Lockheed Martin, Syracuse University, Magna International and St. Joseph’s Hospital Health Center.  Currently, the largest non-governmental or non-healthcare employer of Oneida County is the “Turning Stone Casino Resort,” which is a gambling enterprise of the Oneida Indian Nation of New York, and the largest private employer in Oneida County.

          Our Chelmsford, Massachusetts office is located in Middlesex County, Massachusetts, which is near Boston.  Middlesex County had a 2006 population of approximately 1,484,000, a median household income of approximately $78,900, and a March 2007 unemployment rate of 3.7%.  Annual population growth in Middlesex County was 0.2% from 2000 to 2006.  Middlesex County contains a relatively large, diversified economy, with higher incomes and educational characteristics typical of the Boston metropolitan area.

          Our Smyrna, Tennessee office is located within the Nashville metropolitan area in Rutherford County.  Rutherford County had a 2006 population of approximately 236,000, a median household income of approximately $58,000, and a March 2007 unemployment rate of 3.9%.  Rutherford County had an annual population growth of 4.4% from 2000 to 2006.  The largest employers in Rutherford County include Nissan North American, Inc., Rutherford County Government, Middle Tennessee State University, Bridgestone/Firestone Inc., Ingram Book Company and the State Farm Insurance Company.

          Our office in Smartt, Tennessee, is located in Warren County, which is approximately 50 miles southeast of Smyrna.  Warren County had a 2006 population of approximately 40,000, a median household income of approximately $37,300, and a March 2007 unemployment rate of 7.4%.  Annual population growth in Warren County was 0.8% from 2000 to 2006.  Warren County is a rural market area with a single population center of McMinnville.  This market area has a small overall population base, and a large manufacturing component.  The largest employer in Warren County is Yorozu Automotive, an automobile parts supplier to the automobile manufacturers in the central Tennessee region.  Warren County also has a large employment base in the nursery and related industries.

          Our Tyler, Texas office is located in Smith County.  Smith County had a 2006 population of approximately 195,000, a median household income of approximately $45,000, and a March 2007 unemployment rate of 4.1%.  Annual population growth in Smith County was 1.9% from 2000 to 2006.  The Smith County market area contains a relatively large population center in the city of Tyler.  The Tyler economy includes a large health care industry and education-based employment at the University of Texas at Tyler, and also has a large manufacturing employment base.  Currently, the largest employers in Smith County include the Trinity Mother Frances Health Care Center, the East Texas Medical Center, Brookshire Grocery Company, Tyler Independent School District, Trane Company, Wal-Mart, Carrier Corporation and the University of Texas Health Center.

Competition

          We face strong competition from other savings institutions, commercial banks, credit unions and finance companies in originating real estate and consumer loans and in attracting deposits.

          We attract deposits through our branch office system.  Competition for deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments.  We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.  Based on branch deposit data provided by the FDIC, at June 30, 2006, our share of deposits was approximately 7.8% in Warren County, Tennessee and 3.4% in Onondaga County, New York.  Our market share was less than 3.0% in all other market area counties.

Lending Activities

          Our principal lending activity is the origination of real estate mortgage loans to purchase or refinance one- to four-family residential real estate.   We also originate a significant number of home equity loans and other consumer loans, along with commercial business loans, commercial real estate loans and multi-family real estate mortgage loans.  At March 31, 2007, one- to four-family residential mortgage loans totaled $130.6 million, or 23.3% of our loan portfolio, consumer loans totaled $93.1 million, or 16.6% of our loan portfolio, home equity loans totaled $193.4 million, or 34.6% of our loan portfolio, commercial business loans totaled $59.7 million, or 10.7% of our loan portfolio, commercial real estate loans totaled $59.1 million, or 10.5% of our loan portfolio and multi-family real estate mortgage loans totaled $18.6 million, or 3.3% of our loan portfolio.

          In recent years we have taken steps to diversify our loan portfolio by placing more emphasis on commercial and multi-family real estate loans and commercial business loans.  Since 2005, we have expanded our commercial loan department by hiring eight persons, including four commercial loan officers with from eight to more than 25 years of experience.  We have also hired commercial credit managers and loan administrators to facilitate the underwriting and servicing of commercial and multi-family real estate loans and commercial business loans.  Previously, from 2000 to 2004, we took steps to increase our home equity loans in an effort to diversify our consumer loan portfolio, which reflected our prior status as a credit union.  The balance of home equity loans has remained relatively stable since 2004.

          Loan Portfolio Composition.  The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

	At December 31,
	At March 31, 2007
			2006		2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate loans:
One- to Four- Family Residential	$130,596	23.3%	$120,615	22.3%	$81,991	18.2%	$81,661	21.8%	$54,271	19.0%	$47,203	19.5%
Multifamily	18,561	3.3	14,187	2.6	12,132	2.7	—	—	—	—	—	—
Commercial	59,059	10.5	61,526	11.4	44,897	10.0	—	—	79	—	250	0.1
Construction	5,674	1.0	5,286	1.0	4,474	1.0	3,638	1.0	100	—	344	0.1
Commercial business loans	59,720	10.7	51,017	9.5	32,312	7.1	20,344	5.4	8,508	3.0	6,893	2.9
Home equity	193,444	34.6	194,088	35.9	189,846	42.0	185,962	49.7	137,089	47.9	64,741	26.8
Consumer loans	93,148	16.6	93,312	17.3	86,017	19.0	82,605	22.1	86,157	30.1	122,047	50.6

Total loans	$560,202	100.0%	$540,031	100.0%	$451,669	100.0%	$374,210	100.0%	$286,204	100.0%	$241,478	100.0%

Other items:
Deferred loan fees, net	2,320		2,258		1,916		1,729		958		250
Allowance for loan losses	(5,311)		(5,192)		(4,437)		(3,454)		(2,458)		(2,388)

Total loans, net	$557,211		$537,097		$449,148		$372,485		$284,704		$239,340

          Loan Portfolio Maturities and Yields.  The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2006.  Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

	Commercial Mortgage Loans		Residential Mortgage Loans		Construction Loans		Multifamily Loans

	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate

	(Dollars in thousands)
Due During the Years Ending December 31,
2007	$497	7.84%	$743	6.46%	$4,626	7.66%	$—	—%
2008	754	7.32	693	6.69	562	8.50	3,675	5.49
2009	1,524	5.07	277	6.29	—	—	—	—
2010 to 2011	722	6.48	1,437	5.92	98	8.49	403	6.50
2012 to 2016	17,603	7.01	4,249	6.13	—	—	2,230	7.75
2017 to 2021	9,117	6.39	18,108	5.50	—	—	1,903	6.83
2022 and beyond	31,309	6.41	95,108	5.69	—	—	5,976	6.47

Total	$61,526	6.57%	$120,615	5.69%	$5,286	7.76%	$14,187	6.46%

	Commercial Business Loans		Consumer		Home Equity		Total

	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate

	(Dollars in thousands)
Due During the Years Ending December 31,
2007	$23,534	7.90%	$3,663	9.28%	$299	7.55%	$33,362	7.96%
2008	1,294	6.41	7,317	6.71	841	6.01	15,136	6.45
2009	2,193	6.97	14,815	5.95	1,003	6.57	19,812	6.03
2010 to 2011	7,413	7.01	43,203	6.26	8,414	5.78	61,690	6.29
2012 to 2016	15,915	6.84	19,769	7.72	69,646	6.16	129,412	6.62
2017 to 2021	500	7.51	4,003	7.54	65,711	5.87	99,342	5.95
2022 and beyond	168	6.52	542	6.47	48,174	6.18	181,277	5.97

Total	$51,017	7.35%	$93,312	6.72	$194,088	6.06%	$540,031	6.30%

          The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at December 31, 2006 that are contractually due after December 31, 2007.

	Due After December 31, 2007

	Fixed Rate	Adjustable Rate	Total

	(In thousands)
Real estate loans:
One- to Four- Family Residential	$82,969	$36,903	$119,872
Multifamily	7,692	6,495	14,187
Commercial	16,745	44,284	61,029
Construction	—	660	660
Commercial business loans	21,942	5,541	27,483
Home equity	176,927	16,862	193,789
Consumer	89,521	128	89,649

Total loans	$395,796	$110,873	$506,669

          One- to Four-Family Residential Mortgage Loans.  A substantial part of our lending is the origination of one- to four-family residential mortgage loans. At March 31, 2007, $130.6 million, or 23.3% of our total loan portfolio, consisted of these loans.  We offer residential mortgage loans that conform to Fannie Mae and Freddie Mac underwriting standards (conforming loans) and non-conforming loans.  Our loans have fixed-rates and adjustable-rates, with maturities of up to 30 years, and maximum loan amounts generally of up to $1.0 million.

          We currently offer fixed-rate conventional mortgage loans with terms of up to 30 years that are fully amortizing with monthly or bi-weekly loan payments, and adjustable-rate mortgage loans that provide an initial fixed interest rate for one, three, five, seven or ten years and that amortize over a period up to 30 years.

          Our one- to four-family residential mortgage loans are generally conforming loans, underwritten according to Freddie Mac guidelines.  We generally originate both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Office of Federal Housing Enterprise Oversight, which is currently $417,000 for single-family homes.  We also originate loans above the lending limit for conforming loans, which we refer to as “jumbo loans.”  We only originate fixed-rate jumbo loans with terms of 15 years or greater, and adjustable-rate jumbo loans with an initial fixed-rate period of one, three, five, seven or ten years.

          We will originate loans with loan-to-value ratios in excess of 80%, up to and including a loan-to-value ratio of 100%.  We require private mortgage insurance for all loans with loan-to-value ratios in excess of 80%, except we will waive private mortgage insurance on loans with a loan-to-value ratio up to 90% for borrowers who agree to an extra 25 basis points on their loan rate.  In addition, we will originate loans with a combined loan-to-value ratio of 100%, based on an 80% loan-to-value first lien and a 20% loan-to-value home equity loan. As of March 31, 2007, $25.5 million, or 19.5%, of our residential loan portfolio had loan-to-value ratios in excess of 80%.

          We actively monitor our interest rate risk position to determine the desirable level of investment in fixed-rate mortgages.  Depending on market interest rates and our capital and liquidity position, we may retain all of our newly originated longer-term fixed-rate residential mortgage loans or we may sell all or a portion of such loans in the secondary mortgage market to government sponsored entities, such as Freddie Mac, or other purchasers.  We currently retain the servicing rights on all loans sold in order to generate fee income and reinforce our commitment to customer service.  For the three months ended March 31, 2007 and for the year ended December 31, 2006, we received servicing fees of $4,000 and $16,000, respectively.  As of March 31, 2007, the principal balance of loans serviced for others totaled $4.8 million.

          We currently offer several adjustable-rate mortgage loans secured by residential properties with interest rates that are fixed for an initial period ranging from one year to ten years.  We offer adjustable-rate mortgage loans that are fully amortizing.  After the initial fixed period, the interest rate on adjustable-rate mortgage loans is generally reset every year based upon a contractual spread or margin above the average yield on U.S. Treasury securities, adjusted to a constant maturity of one year, as published weekly by the Federal Reserve Board, subject to periodic and lifetime limitations on interest rate changes.  All of our adjustable-rate mortgage loans with initial fixed-rate periods of one, three and five years have initial and periodic caps of two percentage points on interest rate changes, with a cap of six percentage points for the life of the loan.  Our adjustable-rate mortgage loans with an initial fixed-rate period of seven or ten years have an initial cap of five percentage points on changes in the interest rate, with a two percentage point cap on subsequent changes and a cap of five percentage points for the life of the loan.  We offer fully amortizing convertible adjustable-rate mortgage loans with principal and interest payments due on the note’s first payment date.  The convertible adjustable-rate mortgage loans have an option for the borrower to convert the variable interest rate to a fixed interest rate on specified rate change dates, for a conversion fee.  We also offer fully amortizing “Interest First” adjustable-rate mortgage loans with interest only payments due until the first rate change date, then principal and interest due thereafter for the remaining term of the loan.

          Many of the borrowers who select these loans have shorter-term credit needs than those who select long-term, fixed-rate mortgage loans.   We underwrite convertible adjustable-rate mortgage loan

applications on the basis of the applicant’s qualifications assuming a two-percentage point increase to the initial note rate on loans fixed for an initial period of one year, and at the initial note rate for loans fixed for an initial period of three, five, seven or ten years.  We underwrite all of the “Interest First” adjustable-rate mortgage loan applications on the basis of the applicant’s qualifications assuming the maximum principal and interest payment after the initial fixed interest period, and the allowable annual and lifetime caps for the loan program.

          Adjustable-rate mortgage loans generally present different credit risks than fixed-rate mortgage loans, primarily because the underlying debt service payments of the borrowers increase as interest rates increase, thereby increasing the potential for default.

          While we offer a limited number of “interest only” loans, where the borrower pays interest for an initial period after which the loan converts to a fully amortizing loan, we do not offer “Option ARM” or negative amortization loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan.

          We require title insurance on all of our one- to four-family residential mortgage loans, and we also require that borrowers maintain fire and extended coverage casualty insurance (and, if appropriate, flood insurance) in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements.  We do not conduct environmental testing on residential mortgage loans unless specific concerns for hazards are identified by the appraiser used in connection with the origination of the loan.

          Multi-Family Residential Mortgage Loans.  Loans secured by multi-family residential real estate totaled $18.6 million, or 3.3% of our total loan portfolio, at March 31, 2007.  Multi-family real estate mortgage loans generally are secured by multi-family rental properties, such as apartment buildings.  At March 31, 2007, we had 32 multi-family residential mortgage loans with an average loan balance of approximately $580,000.  The majority of these loans have adjustable interest rates.

          In underwriting multi-family residential mortgage loans, we consider a number of factors, which include the projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 115%), the age and condition of the collateral, the financial resources and income level of the borrower and the borrower’s experience in owning or managing similar properties.  Multi-family residential mortgage loans are originated in amounts up to 80% of the appraised value of the property securing the loan.  Personal guarantees are usually obtained from multi-family mortgage borrowers.

          Loans secured by multi-family residential real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances.  This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans.  Furthermore, the repayment of loans secured by multi-family mortgages typically depends upon the successful operation of the related real estate property.  If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.  At March 31, 2007, our largest multi-family residential mortgage loan had an outstanding balance of $2.6 million, was secured by apartment buildings located in Central New York, and was performing in accordance with its terms.

          Commercial Real Estate Loans.  We originate commercial real estate loans secured primarily by office buildings. As of March 31, 2007, we had no commercial real estate loan participations.  Loans secured by commercial real estate totaled $59.1 million, or 10.5%, of our total loan portfolio at March 31, 2007, and consisted of 116 loans outstanding with an average loan balance of approximately $550,000, although there are a large number of loans with balances substantially greater than this average.

Substantially all of our commercial real estate loans are secured by properties located in upstate New York and the Nashville, Tennessee area.

          Our commercial real estate loans are primarily written as five- or 10-year adjustable-rate mortgages.  Amortization of these loans is typically based on 20- to 25-year payout schedules.  We also originate 10- to 15-year fixed-rate, fully amortizing loans.  Margins generally range from 200 basis points to 500 basis points above the applicable Federal Home Loan Bank advance rate.

          In the underwriting of commercial real estate loans, we generally lend up to 75% of the property’s appraised value.  We base our decisions to lend on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we emphasize the ratio of the property’s projected net cash flow to the loan’s debt service requirement (generally requiring a minimum ratio of 115%), computed after deduction for a vacancy factor and property expenses we deem appropriate.  Personal guarantees are usually obtained from commercial real estate borrowers.  We require title insurance insuring the priority of our lien, fire and extended coverage casualty insurance, and, if appropriate, flood insurance, in order to protect our security interest in the underlying property.

          Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential mortgage loans.  Commercial real estate loans, however, entail significant additional credit risks compared to one- to four-family residential mortgage loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers.  In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.  At March 31, 2007, our largest commercial real estate loan had an outstanding balance of $5.8 million, was secured by a two-story commercial office building located in Syracuse, New York, and was performing in accordance with its terms.

          Construction Loans.  We originate a limited number of construction loans for the purchase of developed lots and raw land and for the construction of single-family residences.  Construction loans are offered to individuals for the construction of their personal residences (owner-occupied), and to qualified developers.  At March 31, 2007, construction loans totaled $5.7 million, or 1.0% of total loans.  At March 31, 2007, the commitment to advance additional portions of these construction loans totaled $8.0 million.

          We grant construction loans to area builders, often in conjunction with development loans.  In the case of residential subdivisions, these loans finance the cost of completing homes on the improved property.  Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to 80% of actual construction costs and a 75% loan-to-completed-appraised-value ratio.  Repayment of construction loans on residential subdivisions is normally expected from the sale of units to individual purchasers.  In the case of income-producing property, repayment is usually expected from permanent financing upon completion of construction.  We commit to provide the permanent mortgage financing on most of our construction loans on income-producing property.

          Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser.  We generally also review and inspect each property before disbursement of funds during the term of the construction loan.

          Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate.  Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions.  If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property.  Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property.  In the event we make a land acquisition loan on property that is not yet approved for the planned development, there is the risk that approvals will not be granted or will be delayed.  Construction loans also expose us to the risk that improvements will not be completed on time in accordance with specifications and projected costs.  In addition, the ultimate sale or rental of the property may not occur as anticipated.

          Commercial Business Loans.  We make various types of secured and unsecured commercial business loans to customers in our market area for the purpose of acquiring equipment and other general business purposes.  The terms of these loans generally range from less than one year to a maximum of ten years.  The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to a lending rate that is determined internally, or a short-term market rate index such as the prime rate or 90-day LIBOR rate.  At March 31, 2007, we had 283 commercial loans outstanding with an aggregate balance of $59.7 million, or 10.7% of our total loans.  As of March 31, 2007, the average commercial business loan balance was approximately $211,000, although there are a large number of loans with balances substantially greater than this average. At March 31, 2007, we had $6.9 million in unsecured commercial business loans. Substantially all of our commercial business loans are made to borrowers located in upstate New York and the Nashville, Tennessee area.

          Commercial credit decisions are based upon our credit assessment of the loan applicant. We determine the applicant’s ability to repay in accordance with the proposed terms of the loans and we assess the risks involved. An evaluation is made of the applicant to determine character and capacity to manage.  Personal guarantees of the principals are usually obtained.  In addition to evaluating the loan applicant’s financial statements, we consider the adequacy of the primary and secondary sources of repayment for the loan.  Credit agency reports of the applicant’s credit history supplement our analysis of the applicant’s creditworthiness.  We may also check with other banks and conduct trade investigations.  Collateral supporting a secured transaction also is analyzed to determine its marketability.  Commercial business loans generally have higher interest rates than residential loans of like duration because they have a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business and the sufficiency of any collateral.  Our pricing of commercial business loans is based primarily on the credit risk of the borrower, with due consideration given to borrowers with appropriate deposit relationships.  At March 31, 2007, our largest commercial business loan was made to a borrower located in Central New York.  This loan had an outstanding balance of $3.0 million, was secured by medical equipment and was performing in accordance with its terms.

          Home Equity Loans.  We offer home equity loans, which are primarily secured by a second mortgage on one- to four-family residences. At March 31, 2007, home equity loans totaled $193.4 million, or 34.6% of total loans. Additionally, at March 31, 2007, our home equity lines of credit committed to be advanced totaled $28.0 million.  We generally do not originate stand-alone home equity lines of credit.  However, we offer home equity loan products, which have a revolving line of credit feature.  Our home equity lending products include bridge loans, where the existing equity in a borrower’s current home can be used to fund the purchase of a new home before the borrower’s current home has been sold.

          The underwriting standards for home equity loans include a title review, a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan, and the value of the collateral securing the loan.  The combined loan-to-value ratio (first and second mortgage liens) for home equity loans can be as high as 100%.  “Stand alone” home equity loans are originated without application fees (except for bridge loans) or borrower-paid closing costs. A home equity loan originated along with a home purchase loan requires the borrower to pay closing costs. Home equity loans are generally offered with fixed interest rates and with terms of up to 20 years.  At March 31, 2007, our largest home equity loan had an outstanding balance of $1.8 million, and was performing in accordance with its terms.

           Home equity loans secured by second mortgages have greater risk than residential mortgage loans secured by first mortgages. We face the risk that the collateral will be insufficient to compensate us for loan losses. When customers default on their loans, we attempt to foreclose on the property or seize the collateral securing the loan. However, the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from those customers. Particularly with respect to our home equity loan activities, decreases in real estate values could adversely affect the value of property used as collateral for our loans.

           Consumer Loans.  As a former credit union, we have traditionally originated a large volume of consumer loans, primarily direct automobile loans. In March 2006, we began to originate indirect automobile loans and we have established relationships with a number of automobile dealers in Central New York. While direct automobile loans as a percentage of our total loans have decreased in recent years and are expected to continue to decrease, indirect automobile loans are expected to increase as a percentage of our total loans. We offer direct and indirect automobile loans with terms of up to 72 months.  For new cars, our lending policy provides that the amount financed can be up to 100% of the value of the vehicle, plus applicable taxes and dealer charges (i.e., warranty and insurance charges).  For used cars, our lending policy provides that the amount of the loan should not exceed the “loan value” of the vehicle, as established by industry guides. The interest rates offered on automobile loans are generally the same for new and late-model used automobiles.  Full insurance coverage must be maintained on the financed vehicle, and Beacon Federal must be named loss payee on the policy.  At March 31, 2007, we had $65.0 million of automobile loans, which amounted to 11.6% of our total loans. At March 31, 2007, indirect automobile loans totaled $14.6 million.

          We offer a variety of other consumer loans, principally to customers with acceptable credit ratings residing in our primary market area. Our other consumer loans generally consist of secured and unsecured personal loans, motorcycle and motor home loans and boat loans.  Other consumer loans totaled $28.1 million, or 5.0% of our total loans at March 31, 2007. Unsecured personal loans totaled $7.5 million at March 31, 2007.

          Consumer loans have greater risk than residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles, motorcycles, motor homes and boats.  In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.  In addition, consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

          Loan Originations, Purchases, Sales, Participations and Servicing.  Lending activities are conducted primarily by our loan personnel operating at our main and branch office locations.  All loans that we originate are underwritten pursuant to our policies and procedures, which incorporate Freddie Mac underwriting guidelines to the extent applicable.  We originate both adjustable-rate and fixed-rate loans.  Our ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by current market interest rates as well as anticipated future market interest rates.  Our loan origination and sales activity may be adversely affected by a rising interest rate environment that typically results in decreased loan demand.  Most of our commercial real estate, multi-family real estate and commercial business loans are generated by referrals from accountants and other professional contacts.  Most of our one- to four-family residential mortgage loan, consumer loan and home equity loan originations are generated by referrals from brokers and automobile dealers participating in our indirect auto loan program, walk-in business and from our internet website.  We also advertise extensively throughout our market areas.

          We decide whether to retain the loans that we originate or sell loans in the secondary market after evaluating current and projected market interest rates, our interest rate risk objectives, our liquidity needs and other factors.  We sold $559,000 of residential mortgage loans (all fixed-rate loans, with terms of 15 years or longer) during the year ended December 31, 2006. No loans were sold during the three months ended March 31, 2007.  There were no loans held for sale in the secondary market at March 31, 2007.

          At March 31, 2007, we were servicing loans owned by others with a principal balance of $4.8 million.  Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.  We retain a portion of the interest paid by the borrower on the loans we service as consideration for our servicing activities.

          Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by Beacon Federal’s Board of Directors.  The loan approval process is intended to assess the borrower’s ability to repay the loan and value of the property that will secure the loan.  To assess the borrower’s ability to repay, we review the borrower’s employment and credit history and information on the historical and projected income and expenses of the borrower.

          Beacon Federal’s policies and loan approval limits are established by the Board of Directors.  Aggregate lending relationships in amounts up to $500,000 that are secured by real estate and in amounts up to $200,000 if unsecured may be approved by specified loan officers. All loans in excess of the individual officer limits must be approved by the Officers’ Loan Committee, consisting of Beacon Federal’s Chief Executive Officer, Senior Vice President and Senior Loan Officer. All loans in excess of the Officers’ Loan Committee limit ($500,000) must be approved by the Executive Committee of the Board of Directors. All loans that are approved by individual loan officers are reported to the Board of Directors upon closing.

          We require appraisals by independent, licensed, third-party appraisers of all real property securing loans.  All appraisers are approved by the Board of Directors annually.

Non-performing and Problem Assets

          When a loan is 15 days past due, we send the borrower a late charge notice.  When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and we attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date.  If necessary, subsequent late charges and delinquency notices are issued and the account will be monitored on a regular basis thereafter.  By the 90th day of delinquency, we will send the borrower a final demand for payment and we may recommend foreclosure.  Any of our officers can shorten these time frames in consultation with certain of our executive officers.  A summary report of all loans 30 days or more past due is provided to the Board of Directors of Beacon Federal.

          Loans are automatically placed on non-accrual status when payment of principal or interest is more than 120 days delinquent.  Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt or if the loan has been restructured.  When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received.  The loan may be returned to accrual status if unpaid principal and interest are repaid so that the loan is less than 120 days delinquent.

          Non-Performing Assets.  The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.  At each date presented, we had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates materially less than current market rates).

		At December 31,
	At March 31, 2007
		2006	2005	2004	2003	2002

	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One- to Four- Family Residential	$—	$—	$23	$—	$26	$26
Commercial business loans	—	—	652	—	—	—
Consumer loans	—	—	17	8	8	82
Home equity	—	—	—	—	19	31

Total non-accrual loans	—	—	692	8	53	139

Loans greater than 90 days delinquent and still accruing:
Real estate loans:
One- to Four- Family Residential	—	4	—	—	78	18
Commercial business loans	—	—	—	—	650	—
Consumer loans	—	—	—	38	40	157
Home equity	—	—	44	11	109	—

Total loans greater than 90 days delinquent and still accruing	—	4	44	49	877	175

Impaired commercial business loans	385	—	—	—	—	—

Total non-performing loans	385	4	736	57	930	314

Foreclosed and repossessed assets:
Real estate:
Commercial	700	869	—	—	—	—
One- to Four- Family Residential	102	25	—	—	—	—
Repossessed assets	42	58	174	—	—	—

Total foreclosed and repossessed assets	844	952	174	—	—	—

Total non-performing assets	$1,229	$956	$910	$57	$930	$314

Ratios:
Non-performing loans to total loans	0.07%	—%	0.16%	0.02%	0.32%	0.13%
Non-performing assets to total assets	0.19%	0.16%	0.18%	0.01%	0.27%	0.12%

          At March 31, 2007, Beacon Federal had no loans that were not currently classified as nonaccrual, 90 days past due or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure as nonaccrual, 90 days past due or impaired.

           Delinquent Loans. The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

	Loans Delinquent For

	60-89 Days		90 Days and Over			Total

	Number	Amount	Number	Amount		Number	Amount

	(Dollars in thousands)
At March 31, 2007
Real estate loans:
One- to Four- Family Residential	1	$140		$		1	$140
Commercial business loans	2	1,014	—		—	2	1,014
Consumer loans	1	8	—		—	1	8
Home equity	1	64	—		—	1	64

Total	5	$1,226	—		$—	5	$1,226

At December 31, 2006
Real estate loans:
One- to Four- Family Residential	2	$47	1		$4	3	$51
Construction	1	150	—		—	1	150
Consumer loans	4	61	—		—	4	61
Home equity	2	67	—		—	2	67

Total	9	$325	1		$4	10	$329

At December 31, 2005
Real estate loans:
One- to Four- Family Residential	3	$81	1		$23	4	$104
Commercial business loans	—	—	2		652	2	652
Consumer loans	11	57	11		17	22	74
Home equity	—	—	1		44	1	44

Total	14	$138	15		$736	29	$874

At December 31, 2004
Real estate loans:
One- to Four- Family Residential	1	$11	—		$—	1	$11
Consumer loans	13	45	11		46	24	91
Home equity	—	—	1		11	1	11

Total	14	$56	12		$57	26	$113

At December 31, 2003
Real estate loans:
One- to Four- Family Residential	2	$152	2		$104	4	$256
Commercial business loans	1	1	2		650	3	651
Consumer loans	49	182	11		48	60	230
Home equity	—	—	3		128	3	128

Total	52	$335	18		$930	70	$1,265

At December 31, 2002
Real estate loans:
One- to Four- Family Residential	1	$64	2		$44	3	$108
Commercial business loans	4	62	—		—	4	62
Consumer loans	106	385	69		239	175	624
Home equity	—	—	2		31	2	31

Total	111	$511	73		$314	184	$825

          Foreclosed and Repossessed Assets.  Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed real estate until sold.  When property is acquired it is recorded at the lower of cost or estimated fair market value at the date of foreclosure, establishing a new cost basis.  Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property.  Holding costs and declines in estimated fair market value result in charges to expense after acquisition. In addition, we periodically repossess certain collateral, including automobiles and other titled vehicles. At March 31, 2007, we had $802,000 in foreclosed real estate and $42,000 in repossessed assets.

          Classification of Assets.  Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.  Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted.  Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are required to be designated as special mention.  As of March 31, 2007, we had $14.0 million of assets designated as special mention.

          When we classify assets as either substandard or doubtful, we allocate a portion of the related general loss allowances to such assets as we deem prudent.  The allowance for loan losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date.  When we classify a problem asset as loss, we provide a specific reserve for that portion of the asset that is uncollectible.  Our determination as to the classification of our assets and the amount of our loss allowances are subject to review by our principal federal regulator, the Office of Thrift Supervision, which can require that we establish additional loss allowances.  We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations.  On the basis of our review of our assets at March 31, 2007, classified assets consisted of substandard assets of $3.3 million, no doubtful assets and no loss assets.  As of March 31, 2007, our largest substandard asset was a loan secured by commercial real estate located in Morrison, Tennessee, with a principal balance of $1.1 million.

Allowance for Loan Losses

          We provide for loan losses based on the allowance method.  Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to it.  Additions to the allowance for loan losses are provided by charges to income based on various factors which, in our judgment, deserve current recognition in estimating probable losses.  We regularly review the loan portfolio and make provisions for loan losses in order to maintain the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America.  The allowance for loan losses consists of three components:

(1)	specific allowances established for any impaired loans for which the carrying value of the loan exceeds the fair value of the collateral or the present value of expected future cash flows;

(2)	general allowances for loan losses for each loan type based on historical loan loss experience; and

(3)	adjustments to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of probable losses for each loan type.

          The adjustments to historical loss experience are based on our evaluation of several factors, including:

•	underwriting standards;

•	collection, charge-off and recovery practices;

•	the nature and volume of the loan portfolio;

•	loan concentrations; and

•	current economic conditions.

          We evaluate the allowance for loan losses based upon the combined total of the specific, historical loss and general components.  Generally, when the loan portfolio increases, absent other factors, the allowance for loan loss methodology results in a higher dollar amount of estimated probable losses than would be the case without the increase.  Generally when the loan portfolio decreases, absent other factors, the allowance for loan loss methodology results in a lower dollar amount of estimated probable losses than would be the case without the decrease.

          Commercial real estate loans generally have greater credit risks compared to one- to four-family residential mortgage loans, as they typically involve large loan balances concentrated with single borrowers or groups of related borrowers.  In addition, the payment experience on loans secured by income-producing properties typically depends on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market and in the general economy.

          Commercial business loans involve a higher risk of default than residential loans of like duration since their repayment generally depends on the successful operation of the borrower’s business and the sufficiency of collateral, if any.  Loans secured by multi-family residential mortgages generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances.  This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans.  Furthermore, the repayment of loans secured by multi-family mortgages typically depends upon the successful operation of the related real estate property.  If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

          Construction loans generally have greater credit risk than traditional one- to four-family residential mortgage loans.  The repayment of these loans depends upon the sale of the property to third parties or the availability of permanent financing upon completion of all improvements.  In the event we make a loan on property that is not yet approved for the planned development, there is the risk that approvals will not be granted or will be delayed.  These events may adversely affect the borrower and the collateral value of the property.  Construction loans also expose us to the risk that improvements will not be completed on time in accordance with specifications and projected costs.  In addition, the ultimate sale or rental of the property may not occur as anticipated.

          We periodically evaluate the carrying value of loans and the allowance is adjusted accordingly.  While we use the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the information used in making the evaluations.  In addition, as an integral part of their examination process, the Office of Thrift Supervision periodically reviews the allowance for loan losses.  The Office of Thrift Supervision may require us to recognize additions to the allowance based on their analysis of information available to them at the time of their examination.

          The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,

	2007	2006	2006	2005	2004	2003	2002

	(Dollars in thousands)
Balance at beginning of period	$5,192	$4,437	$4,437	$3,454	$2,458	$2,388	$1,929

Charge-offs:
Real estate loans:
One- to Four- Family Residential	(15)	—	—	—	—	—	(87)
Multifamily	—	—	(32)	—	—	—	—
Commercial business loans	—	—	(560)	—	(164)	(4)	(124)
Consumer loans	(84)	(128)	(409)	(590)	(834)	(1,608)	(2,186)
Home equity	(77)	—	(2)	(96)	(90)	(23)	(11)

Total charge-offs	(176)	(128)	(1,003)	(686)	(1,088)	(1,635)	(2,408)

Recoveries:
Real estate loans:
Multifamily	32	—	—	—	—	—	—
Commercial business loans	4	—	355	393	77	8	25
Consumer loans	65	78	331	51	539	645	701
Home equity	1	2	6	—	28	8	10

Total recoveries	102	80	692	444	644	661	736

Net (charge-offs) recoveries	(74)	(48)	(311)	(242)	(444)	(974)	(1,672)

Provision for loan losses	193	182	1,066	1,225	1,440	1,044	2,131

Balance at end of period	$5,311	$4,571	$5,192	$4,437	$3,454	$2,458	$2,388

Ratios:
Net charge-offs to average loans outstanding (annualized)	0.01%	0.01%	0.06%	0.06%	0.13%	0.38%	0.73%
Allowance for loan losses to non-performing loans at end of period	NM	NM	NM	NM	NM	NM	NM
Allowance for loan losses to total loans at end of period	0.95%	0.98%	0.96%	0.98%	0.92%	0.86%	0.99%

NM Not meaningful

          Allocation of Allowance for Loan Losses.  The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category (including loans held for sale), and the percent of loans in each category to total loans at the dates indicated.  The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

			At December 31,

	At March 31, 2007		2006		2005

	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
Real estate loans:
One- to Four- Family Residential	$494	23.3%	$896	22.3%	$827	18.2%
Multifamily	419	3.3	431	2.6	223	2.7
Commercial	751	10.5	703	11.4	680	10.0
Construction	42	1.0	34	1.0	15	1.0
Commercial business loans	1,490	10.7	340	9.5	605	7.1
Home equity	433	34.6	433	35.9	788	42.0
Consumer loans	1,682	16.6	2,355	17.3	1,299	19.0

Total	$5,311	100.0%	$5,192	100.0%	$4,437	100.0%

	At December 31,

	2004		2003		2002

	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
Real estate loans:
One- to Four- Family Residential	$754	21.8%	$467	19.0%	$447	19.5%
Multifamily	—	—	—	—	—	—
Commercial	—	—	1	—	2	0.1
Construction	33	1.0	1	—	3	0.1
Commercial business loans	184	5.4	71	3.0	63	2.9
Home equity	1,683	49.7	1,139	47.9	591	26.8
Consumer loans	800	22.1	779	30.1	1,282	50.6

Total	$3,454	100.0%	$2,458	100.0%	$2,388	100.0%

Investments

          The asset/liability management committee, consisting of Beacon Federal’s President and Chief Executive Officer, Chief Financial Officer, Senior Vice President and Chief Operating Officer, two members of its Board of Directors and three additional officers of Beacon Federal, has primary responsibility for establishing and overseeing Beacon Federal’s investment policy, subject to oversight by our entire Board of Directors.  Authority to make investments under approved guidelines is delegated to the President and Chief Executive Officer and his designated investment officers, the Chief Financial Officer or the Senior Vice President and Chief Operating Officer. These officers are authorized to execute investment transactions up to $5 million per transaction without the prior approval of the committee; transactions in excess of $5 million must be approved in advance by the committee. All investment transactions are reported to the Board of Directors for ratification at the next regular board meeting.

          The investment policy is reviewed at least annually by the asset/liability management committee, and any changes to the policy are subject to ratification by the full Board of Directors.  This policy dictates that investment decisions be made based on the safety of the investment, liquidity requirements, potential returns, the ability to provide collateral for pledging requirements, and consistency with our interest rate risk management strategy.

          Our current investment policy requires that we invest primarily in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises.  The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae as well as collateralized mortgage obligations (“CMOs”) issued or backed by securities issued by these government-sponsored enterprises, as well as securities rated as “A” or higher issued by private issuers.  The investment policy also permits investments in “A”-rated asset-backed securities, bankers acceptances, money market funds and federal funds.

          Our current investment policy does not permit investment in preferred and common stock of government agencies and government sponsored enterprises or in equity securities, other than our required investment in the common stock of the Federal Home Loan Bank of New York and the investment in the common stock of Fannie Mae and Freddie Mac required to maintain our status as a qualified lender with these entities.  As a federal savings association, Beacon Federal is not permitted to invest in equity securities.  This general restriction does not apply to Beacon Federal Bancorp, Inc.

          SFAS No. 115 requires that, at the time of purchase, we designate a security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent.  Securities available for sale are reported at fair value, while securities held to maturity are reported at amortized cost. We do not maintain a trading portfolio; establishing a trading portfolio would require specific authorization by our Board of Directors.

          Our securities portfolio at March 31, 2007, consisted of $9.8 million of mortgage-backed securities issued or guaranteed by the United States Government or United States Government-sponsored enterprises, $34.1 million of collateralized mortgage obligations and $1.8 million of debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises.

          United States Government and Federal Agency Obligations.  While United States Government and federal agency securities generally provide lower yields than other investments in our securities investment portfolio, we maintain these investments, to the extent appropriate, for liquidity purposes, as collateral for borrowings and as an interest rate risk hedge in the event of significant mortgage loan prepayments.

          Mortgage-Backed Securities.  We invest in mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Our policy allows us to purchase privately-issued mortgage-backed securities rated “A” or higher, although in practice we generally limit purchases of such securities to those rated “AAA.” We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae.

          Mortgage-backed securities are created by pooling mortgages and issuing a security with an interest rate that is less than the interest rate on the underlying mortgages.  Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we invest primarily in mortgage-backed securities backed by one- to four-family mortgages.  The issuers of such securities pool and resell the participation interests in the form of securities to investors such as

Beacon Federal.  Some securities pools are guaranteed as to payment of principal and interest to investors.  Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements.  However, mortgage-backed securities are more liquid than individual mortgage loans since there is an active trading market for such securities.  In addition, mortgage-backed securities may be used to collateralize our specific liabilities and obligations.  Finally, mortgage-backed securities are assigned lower risk weightings for purposes of calculating our risk-based capital level.

          Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities.  We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

          CMOs are debt securities issued by a special-purpose entity that aggregates pools of mortgages and mortgage-backed securities and creates different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics.  The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows, while cash flows on pass-through mortgage-backed securities are distributed pro rata to all security holders. All of the CMOs in our investment portfolio are rated “AAA” by at least one of the major investment securities rating services.

          Investment Securities Portfolio.  The following tables set forth the composition of our investment securities portfolio at the dates indicated.

			At December 31,

	At March 31, 2007		2006		2005		2004

	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(In thousands)
Securities held to maturity:
Agency obligations	$1,829	$1,817	$1,829	$1,809	$1,833	$1,816	$300	$300
Mortgage-backed securities:
Freddie Mac	3,494	3,392	3,689	3,558	4,665	4,485	6,759	6,626
Ginnie Mae	4	4	4	4	5	5	6	6
Fannie Mae	6,262	6,093	6,425	6,236	7,527	7,288	7,454	7,330
Collateralized mortgage obligations	25,214	24,823	25,759	25,267	29,304	28,737	22,852	22,660

Total securities held to maturity	$36,803	$36,129	$37,706	$36,874	$43,334	$42,331	$37,371	$36,922

			At December 31,

	At March 31, 2007		2006		2005		2004

	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(In thousands)
Securities available for sale:
Mortgage-backed securities:
Fannie Mae	$3	$3	$3	$3	$4	$4	$6	$6
Collateralized mortgage obligations	8,865	8,882	8,864	8,849	—	—	—	—

Total securities available for sale	$8,868	$8,885	$8,867	$8,852	$4	$4	$6	$6

          Portfolio Maturities and Yields.  The composition and maturities of the investment securities portfolio at March 31, 2007 are summarized in the following table.  Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.  State and municipal securities yields have not been adjusted to a tax-equivalent basis.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years

	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield

(Dollars in thousands)
Securities held to maturity:
Agency obligations	$1,079	4.35%	$750	4.53%	$—	—%
Mortgage-backed securities:
Freddie Mac	—	—%	—	—%	1,089	4.46%
Ginnie Mae	—	—%	—	—%	—	—%
Fannie Mae	—	—%	—	—%	—	—%
Collateralized mortgage obligations	—	—%	—	—%	—	—%

Total securities held-to-maturity	$1,079	4.35%	$750	4.53%	$1,089	4.46%

Securities available for sale:
Agency obligations
Mortgage-backed securities:
Fannie Mae	—	—%	—	—%	—	—%
Collateralized mortgage obligations	—	—%	—	—%	—	—%

Total securities available for sale	$—	—%	$—	—%	$—	—%

	More than Ten Years		Total Securities

	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield

	(Dollars in thousands)
Securities held to maturity:
Agency obligations	$—	—%	$1,829	$1,817	4.42%
Mortgage-backed securities:
Freddie Mac	2,405	3.49%	3,494	3,392	3.80%
Ginnie Mae	4	8.06%	4	4	8.06%
Fannie Mae	6,262	4.69%	6,262	6,093	4.69%
Collateralized mortgage obligations	25,214	5.00%	25,214	24,823	5.00%

Total securities held-to-maturity	$33,885	4.84%	$36,803	$36,129	4.81%

Securities available for sale:
Agency obligations
Mortgage-backed securities:
Fannie Mae	3	7.46%	3	3	7.46%
Collateralized mortgage obligations	8,865	6.28%	8,865	8,882	6.28%

Total securities available for sale	$8,868	6.28%	$8,868	$8,885	6.28%

Sources of Funds

          General.  Deposits traditionally have been our primary source of funds for our lending and investment activities.  We also borrow, primarily from the Federal Home Loan Bank of New York, to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage our cost of funds.  Our additional sources of funds are the proceeds of loan sales, scheduled loan payments, maturing investments, loan prepayments, collateralized wholesale borrowings, retained earnings and income on other earning assets.

          Deposits. We generate deposits primarily from the areas in which our branch offices are located and our internet website.  We rely on our competitive pricing, convenient locations and customer service to attract and retain deposits.  We offer a variety of deposit accounts with a range of interest rates and terms.  Our deposit accounts consist of savings accounts, certificates of deposit, NOW accounts, money market accounts, non-interest bearing checking accounts and individual retirement accounts.  We accept brokered deposits and at March 31, 2007, we had $39.9 million in brokered deposits. Brokered deposits represent an alternative and immediate source of funds but generally bear a higher interest rate than local, retail deposits. Brokered deposits are highly susceptible to withdrawal if the rates we pay on such deposits are not competitive.

          Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis.  Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, interest rates paid by competitors and our deposit growth goals.

          At March 31, 2007, we had a total of $289.7 million in certificates of deposit, of which $233.7 million had remaining maturities of one year or less.  Based on historical experience and our current pricing strategy, we believe we will retain a large portion of these accounts upon maturity.

          The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At March 31, 2007			At December 31, 2006

	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate

	(Dollars in thousands)
Non-interest bearing checking	$4,513	0.9%	—%	$3,638	0.8%	—%
Interest bearing checking	53,350	10.3	2.51	55,951	11.9	2.77
Savings	68,126	13.1	0.88	67,160	14.3	0.71
Money market	103,894	20.0	4.37	73,792	15.6	4.17
Certificate of deposit	289,684	55.7	4.96	270,596	57.4	4.81

Total deposits	$519,567	100.0%	4.01%	$471,137	100.0%	3.85%

	At December 31,

	2005			2004

	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate

	(Dollars in thousands)
Non-interest bearing checking	$2,606	0.7%	—%	$4,537	1.4%	—%
Interest bearing checking	25,065	6.4	0.21	30,086	9.1	0.41
Savings	73,698	18.9	0.52	78,429	23.7	0.46
Money market	68,763	17.6	2.59	93,950	28.4	2.08
Certificate of deposit	220,369	56.4	3.72	123,856	37.4	2.70

Total deposits	$390,501	100.0%	2.67%	$331,064	100.0%	1.73%

          As of March 31, 2007, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $116.7 million.  The following table sets forth the maturity of those certificates as of March 31, 2007.

Maturity Period	At March 31, 2007

(In thousands)
Three months or less	$28,912
Over three months through six months	7,996
Over six months through one year	47,387
Over one year to three years	31,908
Over three years	523

Total	$116,726

          The following table sets forth the amount and maturities of time deposits at March 31, 2007.

	Amount Due

	One Year or Less	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Total

	(In thousands)
Interest Rate
Less than 2.00%	$223	$—	$—	$—	$—	$223
2.00% - 2.99%	127	64	—	—	—	191
3.00% - 3.99%	22,359	4,508	1,287	—	—	28,154
4.00% - 4.99%	31,309	15,333	2,082	1,918	350	50,992
5.00% - 5.99%	179,632	30,318	75	99	—	210,124

Total	$233,650	$50,223	$3,444	$2,017	$350	$289,684

          The following table sets forth time deposits classified by interest rate as of the dates indicated.

	At March 31, 2007	At December 31,

		2006	2005	2004

	(In thousands)
Interest Rate
Less than 2.00%	$223	$222	$981	$23,948
2.00% - 2.99%	191	664	35,640	49,333
3.00% - 3.99%	28,154	35,005	118,493	44,563
4.00% - 4.99%	50,992	59,788	65,187	5,590
5.00% - 5.99%	210,124	174,917	68	117
6.00% - 6.99%	—	—	—	134
7.00% - 7.99%	—	—	—	171

Total	$289,684	$270,596	$220,369	$123,856

          Borrowings.  Our borrowings consist of advances from the Federal Home Loan Bank of New York and securities sold under agreement to repurchase.  At March 31, 2007, we had the ability to borrow up to $151.8 million from the Federal Home Loan Bank of New York.  The following tables set forth information concerning balances and interest rates on all of our borrowings at the dates and for the periods indicated.

FHLB Advances of New York:

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,

	2007	2006	2006	2005	2004

	(Dollars in thousands)
Balance at end of period	$67,600	$64,000	$73,900	$59,000	$56,000
Average balance during period	$69,938	$62,191	$66,701	$52,929	$49,258
Maximum outstanding at any month end	$70,650	$65,315	$88,550	$59,000	$59,350
Weighted average interest rate at end of period	4.93%	3.97%	4.97%	3.87%	3.20%
Average interest rate during period (1)	4.88%	3.98%	4.34%	3.43%	3.28%

(1)	The weighted-average rate paid is based on the weighted-average balances determined on a monthly basis.

Securities Sold Under Agreement to Repurchase:

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,

	2007	2006	2006	2005	2004

	(Dollars in thousands)
Balance at end of period	$15,227	$21,714	$15,227	$21,714	$14,227
Average balance during period	$15,227	$21,714	$19,331	$19,645	$8,563
Maximum outstanding at any month end	$15,227	$21,714	$21,714	$21,821	$15,729
Weighted average interest rate at end of period	3.86%	3.72%	3.86%	3.72%	3.38%
Average interest rate during period (1)	3.84%	3.72%	3.90%	3.51%	3.40%

(1)	The weighted-average rate paid is based on the weighted-average balances determined on a monthly basis.

Properties

          We operate from our main office in East Syracuse, New York, and from our seven full-service branches located in Marcy and Rome, New York, Smartt and Smyrna, Tennessee, Tyler, Texas and Chelmsford, Massachusetts. The net book value of our premises, land and equipment was $3.9 million at March 31, 2007.  The following tables set forth information with respect to our full-service banking offices, including the expiration date of leases with respect to leased facilities.

Location	Address	Leased or Owned	Year Acquired or Leased	Square Footage

Corporate Offices	5000 Brittonfield Parkway	Leased (1)	1999	10,000
	East Syracuse, NY 13057

Full Service Branches

Chelmsford	7 Summer Street	Leased (2)	2003	1,600
	Chelmsford, MA 01824
Marcy	9085 Old River Road	Owned	2006	4,000
	Marcy, NY 13403
Rome	230 South James Street	Owned	2006	3,200
	Rome, NY 13440
Syracuse	6311 Court Street Road	Owned	1985	14,000
	East Syracuse, NY 13057
Smartt	5428 Manchester Highway	Owned	1982	2,200
	Morrison, TN 37357
Smyrna	105 Threat Industrial Road	Owned	2000	12,500
	Smyrna, TN 37167
Tyler	1330 Old Omen Road	Owned	1993	4,500
	Tyler, TX 75701

(1)	Lease expires in January 2010.
(2)	Lease expires in July 2010.

Subsidiary Activities

          Beacon Federal owns 100% of the common stock of Beacon Comprehensive Services, Inc.  Beacon Comprehensive Services, Inc. is a New York corporation that sells tax preparation services, as well as investment and insurance products on an agency basis, primarily to customers of Beacon Federal.

Legal Proceedings

          At March 31, 2007, we were not involved in any legal proceedings, the outcome of which we believe would be material to our financial condition or results of operations.

Expense and Tax Allocation

          Beacon Federal has entered into an agreement with Beacon Federal Bancorp, Inc. to provide it with certain administrative support services, whereby Beacon Federal will be compensated at not less than the fair market value of the services provided.  In addition, Beacon Federal and Beacon Federal Bancorp, Inc. have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

          As of March 31, 2007, we had 105 full-time employees and 14 part-time employees.  Our employees are not represented by any collective bargaining group.  Management believes that we have a good working relationship with our employees.

SUPERVISION AND REGULATION

General

          Beacon Federal is examined and supervised by the Office of Thrift Supervision and is subject to examination by the Federal Deposit Insurance Corporation.  This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance funds and depositors.  Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates.  Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating).  Under federal law, an institution may not disclose its CAMELS rating to the public.  Beacon Federal also is a member of and owns stock in the Federal Home Loan Bank of New York, which is one of the twelve regional banks in the Federal Home Loan Bank System.  Beacon Federal also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters.  The Office of Thrift Supervision will examine Beacon Federal and prepare reports for the consideration of its Board of Directors on any operating deficiencies.  Beacon Federal’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Beacon Federal’s mortgage documents.

          Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or Congress, could have a material adverse impact on Beacon Federal Bancorp, Inc., Beacon Federal and their operations.

          Beacon Federal Bancorp, Inc., as a savings and loan holding company following the conversion, will be required to file certain reports with, will be subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision.  Beacon Federal Bancorp, Inc. will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

          Certain of the regulatory requirements that are or will be applicable to Beacon Federal and Beacon Federal Bancorp, Inc. are described below.  This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Beacon Federal and Beacon Federal Bancorp, Inc. and is qualified in its entirety by reference to the actual statutes and regulations.

Federal Banking Regulation

          Business Activities.  A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision.  Under these laws and regulations, Beacon Federal may invest in mortgage loans secured by residential real estate without limitations as a percentage of assets, and may invest in non-residential real estate loans up to 400% of capital in the aggregate, commercial business loans up to 20% of assets in the aggregate and consumer loans up to 35% of assets in the aggregate, and in certain types of debt securities and certain other assets.  Beacon Federal also may establish subsidiaries that may engage in activities not otherwise permissible for Beacon Federal, including real estate investment and securities and insurance brokerage.

          Capital Requirements.  Office of Thrift Supervision regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for savings associations receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.

          The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively.  In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision, based on the risks believed inherent in the type of asset.  Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships.  The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values.  Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.  Additionally, a savings association that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings association.

          At March 31, 2007, Beacon Federal’s capital exceeded all applicable requirements.  See “ Historical and Pro Forma Regulatory Capital Compliance.”

          Loans-to-One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus.  An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate.  As of March 31, 2007,

Beacon Federal’s largest lending relationship with a single or related group of borrowers totaled $6.6 million, which represented 13.2% of unimpaired capital and surplus.  Therefore, Beacon Federal was in compliance with the loans-to-one borrower limitations.

          Qualified Thrift Lender Test.  As a federal savings association, Beacon Federal must satisfy the qualified thrift lender, or “QTL,” test.  Under the QTL test, Beacon Federal must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of the most recent 12-month period.  “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.

          Beacon Federal also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

          A savings association that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions set forth in the Home Owners’ Loan Act.  At March 31, 2007, Beacon Federal maintained approximately 101.5% of its portfolio assets in qualified thrift investments and, therefore, satisfied the QTL test.

          Capital Distributions.  Office of Thrift Supervision regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the capital account.  A savings association must file an application for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the savings association’s net income for that year to date plus the savings association’s retained net income for the preceding two years;

•	the savings association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

•	the savings association is not eligible for expedited treatment of its filings.

          Even if an application is not otherwise required, every savings association that is a subsidiary of a holding company must still file a notice with the Office of Thrift Supervision at least 30 days before the Board of Directors declares a dividend or approves a capital distribution.

          The Office of Thrift Supervision may disapprove a notice or application if:

•	the savings association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

          In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

          Liquidity.  A federal savings association is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.  We seek to maintain a ratio of 4% or greater of liquid assets to total assets.  For the year ended December 31, 2006, our liquidity ratio averaged 14.2%.  We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

          Community Reinvestment Act and Fair Lending Laws.  All savings associations have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income borrowers.  In connection with its examination of a federal savings association, the Office of Thrift Supervision is required to assess the savings association’s record of compliance with the Community Reinvestment Act.  In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes.  A savings association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities.  The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice.  Beacon Federal received a satisfactory Community Reinvestment Act rating in its most recent federal examination.

          Transactions with Related Parties.  A federal savings association’s authority to engage in transactions with its affiliates is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W promulgated by the Board of Governors of the Federal Reserve System.  An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as Beacon Federal.  Beacon Federal Bancorp, Inc. is an affiliate of Beacon Federal.  In general, loan transactions between an insured depository institution and its affiliates are subject to certain quantitative and collateral requirements.  In this regard, transactions between an insured depository institution and its affiliates are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates.  Collateral in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the savings association.  In addition, Office of Thrift Supervision regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.  Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.  The Office of Thrift Supervision requires savings associations to maintain detailed records of all transactions with affiliates.

          Beacon Federal’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board.  Among other things, these provisions require that extensions of credit to insiders:

(i)

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and

(ii)	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Beacon Federal’s capital.

In addition, extensions of credit in excess of certain limits must be approved by Beacon Federal’s Board of Directors.

          Enforcement.  The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution.  Formal enforcement action by the Office of Thrift Supervision may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator.  Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day.  The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution.  If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.

          Standards for Safety and Soundness.  Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions.  These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate.  The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law.  The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired.  If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.  If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

          Prompt Corrective Action Regulations.  Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings associations.  For this purpose, a savings association is placed in one of the following five categories based on the savings association’s capital:

•	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital);

•	significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and

•	critically undercapitalized (less than 2% tangible capital).

          Generally, the banking regulator is required to appoint a receiver or conservator for a savings association that is “critically undercapitalized” within specific time frames.  The regulations also provide that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings association receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.”  The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities in which the savings association will engage while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings association.  Any holding company for the savings association required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5% of the savings association’s assets at the time it was notified or deemed to be undercapitalized by the Office of Thrift Supervision, or the amount necessary to restore the savings association to adequately capitalized status.  This guarantee remains in place until the Office of Thrift Supervision notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of Thrift Supervision has the authority to requirement payment and collect payment under the guarantee.  Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings association, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations.  The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

          At March 31, 2007, Beacon Federal met the criteria for being considered “well-capitalized.”

           Insurance of Deposit Accounts. Deposit accounts in Beacon Federal are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. Beacon Federal’s deposits, therefore, are subject to Federal Deposit Insurance Corporation deposit insurance assessments. Recent legislation, among other things, has increased the amount of federal deposit insurance coverage for certain types of accounts while preserving the $100,000 coverage limit for individual accounts and municipal deposits. The legislation also gives the Federal Deposit Insurance Corporation discretion to adjust insurance coverage for inflation, beginning in 2010. The legislation also gives the Federal Deposit Insurance Corporation flexibility to adjust the insurance fund reserve ratio between 1.15% and 1.50% of estimated insured deposits, depending on projected losses, economic changes and assessment ratios at the end of a calendar year, and allows for dividends to insured institutions whenever reserve ratios exceed specified levels.

          On November 2, 2006, the Federal Deposit Insurance Corporation adopted final regulations that assess insurance premiums based on risk.  As a result, the new regulation will enable the Federal Deposit Insurance Corporation to more closely tie each financial institution’s deposit insurance premiums to the risk it poses to the deposit insurance fund.  Under the new risk-based assessment system, the Federal Deposit Insurance Corporation will evaluate the risk of each financial institution based on its supervisory rating, its financial ratios, and its long-term debt issuer rating for larger institutions.  The new rates for nearly all of the financial institutions industry vary between five and seven cents for every $100 of domestic deposits.  If this rule had been in effect on December 31, 2006, Beacon Federal would have paid an annual deposit insurance assessment to the Federal Deposit Insurance Corporation of approximately $263,000. At the same time, the Federal Deposit Insurance Corporation adopted final regulations designating the reserve ratio for the deposit insurance fund during 2007 at 1.25% of estimated insured deposits.

          Effective March 31, 2006, the Federal Deposit Insurance Corporation merged the Bank Insurance Fund (“BIF”) and the Savings Association Insurance Fund (“SAIF”) into a single fund called the Deposit Insurance Fund.  As a result of the merger, the BIF and the SAIF were abolished.  The merger of the BIF and the SAIF into the Deposit Insurance Fund does not affect the authority of the Financing Corporation (“FICO”) to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation.  The bonds issued by the FICO are due to mature in 2017 through 2019.  For the quarter ended March 31, 2007, the annualized FICO assessment was equal to 1.22 basis points for each $100 in domestic deposits maintained at an institution.

          Prohibitions Against Tying Arrangements.  Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

          Federal Home Loan Bank System.  Beacon Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks.  The Federal Home Loan Bank System provides a central credit facility primarily for member institutions.  As a member of the Federal Home Loan Bank of New York, Beacon Federal is required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, 1/20th of its borrowings from the Federal Home Loan Bank, or 0.3% of assets, whichever is greater.  As of March 31, 2007, Beacon Federal was in compliance with this requirement.

Other Regulations

          Interest and other charges collected or contracted for by Beacon Federal are subject to state usury laws and federal laws concerning interest rates.  Beacon Federal’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Beacon Federal also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”), which significantly expanded the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the American financial system to fund terrorist activities.  Among other provisions, the USA PATRIOT Act and the related regulations of the Office of Thrift Supervision require savings associations operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

          General.  Upon completion of the conversion, Beacon Federal Bancorp, Inc. will be a non-diversified savings and loan holding company within the meaning of the Home Owners’ Loan Act.  As such, Beacon Federal Bancorp, Inc. will be registered with the Office of Thrift Supervision and subject to Office of Thrift Supervision regulations, examinations, supervision and reporting requirements.  In addition, the Office of Thrift Supervision will have enforcement authority over Beacon Federal Bancorp, Inc. and its subsidiaries.  Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.  Unlike bank holding companies, federal savings and loan holding companies are not subject to any regulatory capital requirements or to supervision by the Federal Reserve Board.

          Permissible Activities. Under present law, the business activities of Beacon Federal Bancorp, Inc. will be generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, or for multiple savings and loan holding companies.  A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity.  A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.

          Federal law prohibits a savings and loan holding company, including Beacon Federal Bancorp, Inc., directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision.  It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a nonsubsidiary company engaged in activities that are not closely related to banking or financial in nature, or acquiring or retaining control of an institution that is not federally insured.  In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

          The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

(i)	the approval of interstate supervisory acquisitions by savings and loan holding companies; and

(ii)	the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

          The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Laws

          We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the shares of common stock to be issued pursuant to the stock offering.  Upon completion of the stock offering, our common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934.  We will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

          The registration under the Securities Act of 1933 of shares of common stock to be issued in the stock offering does not cover the resale of those shares.  Shares of common stock purchased by persons who are not our affiliates may be resold without registration.  Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933.  If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks.  In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

          The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.  We will be subject to further reporting and audit requirements beginning with the year ending December 31, 2008 under the requirements of the Sarbanes-Oxley Act.  We will prepare policies, procedures and systems designed to ensure compliance with these regulations.

TAXATION

Federal Taxation

          General.  Beacon Federal Bancorp, Inc. and Beacon Federal are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below.  The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to Beacon Federal Bancorp, Inc. and Beacon Federal.

          Method of Accounting.  For federal income tax purposes, Beacon Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31st for filing its consolidated federal income tax returns.  The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995.

          Minimum Tax.  The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, referred to as “alternative minimum taxable income.”  The alternative minimum tax is payable to the extent alternative minimum taxable income is in excess of an exemption amount.  Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income.  Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  At December 31, 2006, Beacon Federal had no minimum tax credit carryforward.

          Net Operating Loss Carryovers.  A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years.  At December 31, 2006, Beacon Federal had no net operating loss carryforward for federal income tax purposes.

          Corporate Dividends.  We may exclude from our income 100% of dividends received from Beacon Federal as a member of the same affiliated group of corporations.

          Audit of Tax Returns.  Beacon Federal’s federal income tax returns have not been audited in the most recent five-year period.

State Taxation

          New York State Taxation.  Beacon Federal Bancorp, Inc. and Beacon Federal will report income on a calendar year basis to New York State.  New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 8.0% (for 2002) and 7.5% (for 2003 and forward) of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, (c) 0.01% of the average value of assets allocable to New York State, or (d) a nominal minimum tax.  Entire net income is based on federal taxable income, subject to certain modifications.  Alternative entire net income is equal to entire net income without certain modifications.

          Massachusetts Sate Taxation.  Beacon Federal Bancorp, Inc. and Beacon Federal will report income on a calendar year basis to the State of Massachusetts.  Massachusetts imposes a tax of 10.5% on income taxable in Massachusetts.  Income taxable in Massachusetts is based on federal taxable income, subject to certain modifications.

          Tennessee State Taxation.  Beacon Federal Bancorp, Inc. and Beacon Federal will report net worth and income on a calendar year basis to Tennessee.  Tennessee imposes a franchise tax on the greater of (a) net worth, or (b) the net book value of real and tangible property.  The rate of tax is 0.25% of net worth or property, whichever is greater.  Tennessee also imposes an excise tax of 6.5% on apportioned business income.  Apportioned business income is federal taxable income, subject to certain modifications.

          Texas State Taxation. Beacon Federal Bancorp, Inc. and Beacon Federal will report net worth and income on a calendar year basis to the State of Texas.  Texas franchise tax is the greater of the tax due on (a) net taxable capital, or (b) net taxable earned surplus.  Net taxable capital is shareholders’ equity apportioned to Texas.  The tax rate on net taxable capital is 0.25%.  Net taxable earned surplus is federal taxable income, subject to certain modifications, apportioned to Texas.  The tax rate on net taxable earned surplus is 4.5%.

          Maryland State Taxation.  As a Maryland business corporation, Beacon Federal Bancorp, Inc. will be required to file annual returns and pay annual fees to the State of Maryland.

MANAGEMENT OF BEACON FEDERAL BANCORP, INC.

Shared Management Structure

          The directors of Beacon Federal Bancorp, Inc. are the same persons who are the directors of Beacon Federal.  In addition, each executive officer of Beacon Federal Bancorp, Inc. is also an executive officer of Beacon Federal. We expect that Beacon Federal Bancorp, Inc. and Beacon Federal will continue to have common executive officers until there is a business reason to establish separate management structures.  To date, executive officers and directors have been compensated for their services by Beacon Federal.  In the future, directors and executive officers may receive additional compensation for their services to Beacon Federal Bancorp, Inc.

Executive Officers of Beacon Federal Bancorp, Inc. and Beacon Federal

          The following table sets forth information regarding the executive officers of Beacon Federal Bancorp, Inc. and Beacon Federal as of December 31, 2006.

Name	Age	Position

Ross J. Prossner	58	President and Chief Executive Officer
Darren T. Crossett	46	Senior Vice President, Chief Operating Officer
James D. Lapsley	63	Senior Vice President and Chief Financial Officer
J. David Hammond	62	Senior Vice President, Chief Lending Officer

          The executive officers of Beacon Federal Bancorp, Inc. and Beacon Federal are elected annually.

Directors of Beacon Federal and Beacon Federal Bancorp, Inc.

          Beacon Federal Bancorp, Inc. has seven directors.  Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting.  Directors of Beacon Federal will be elected by Beacon Federal Bancorp, Inc. as its sole stockholder.

          The following table states our directors’ names, their ages as of December 31, 2006, and the years when they began serving as directors of Beacon Federal and when their current term expires:

Name	Position(s) Held With Beacon Federal Bancorp, Inc.	Age	Director Since	Current Term Expires

Timothy P. Ahern	Chairman	50	2000	2010
John W. Altmeyer	Director	47	1992	2009
Robert Berger	Director and Vice Chairman	60	2004	2010
Edward H. Butler	Director	59	1982	2008
Thomas Driscoll	Director	53	1998	2009
David R. Hill	Director and Secretary	57	1991	2010
Ross J. Prossner	Director, President and Chief Executive Officer	58	1976	2008

Board Independence

          The Board of Directors has determined that each of our directors, with the exception of Mr. Prossner, is “independent” as defined in the listing standards of the Nasdaq Stock Market.  Mr. Prossner is not independent because he is one of our executive officers.

The Business Background of Our Directors and Executive Officers

          The business experience for the past five years of each of our directors and executive officers is set forth below.  Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

          Timothy P. Ahern has served as the Chairman of the Board of Beacon Federal since 2005.  Mr. Ahern is the founder and principal of Ahern & Murphy Associates, Cazenovia, New York, a leadership and management development organization in central New York.  He was previously employed as an executive with The Pyramid Companies from 1986 to 1998.

          John W. Altmeyer has served as President and Chief Executive Officer of Carlisle Syntec, Inc., Carlisle, Pennsylvania, a roofing manufacturer, since 1997.  Carlisle Syntec is a key segment of Carlisle Companies, a New York Stock Exchange listed company.  He previously held several corporate positions at Carlisle Companies from 1987 to 1997, with a focus on business development.  He was also employed by Carrier Corporation from 1981 to 1987.

          Robert Berger is a private investor and currently serves as Co-chairman of the Board of OP-TECH Environmental Services, Inc., an environmental and remediation company headquartered in Syracuse, New York.  He is the Chairman, President and Chief Executive Officer of St. Lawrence Industrial Services, Inc. and a member of Seton-Mt. Dora LLC, a commercial real estate holding company.  Mr. Berger served in various capacities with ONBANCorp from 1978 through 1998, including serving as its Chief Financial Officer and Treasurer prior to that institution’s merger with M&T Bank in 1998.

          Edward H. Butler retired in 2007 as Plant Controller for Advanced Motors & Drives, East Syracuse, New York.  He was previously employed as the Plant Controller for New York Chocolate in Fulton, New York from 2004 to 2006, and by McQuay International in corporate finance from 1998 to 2004. He was previously a 25-year employee of the Carrier Corporation as accounting manager for North American operations.

          Thomas Driscoll is currently an independent Sales & Marketing Consultant.  He was most recently employed as Vice President and General Manager with TimBar Packaging and Displays, a paperboard remanufacturer, in Oneida, New York, from 1979 to 2007.  He has served as a board member of the Manufacturers Association of Central New York, Madison County Children’s Camp, Community Action of Madison County and on the Administrative Council for the St. James Parish.

          David R. Hill retired in 2004 as President of OBG Laboratories, an O’Brien & Gere Company.  He is currently employed in the position of Technical Director with Environmental Laboratory Services, a contract laboratory performing environmental testing for both public and private customers located in Syracuse, NY.

          Ross J. Prossner has been President and Chief Executive Officer of Beacon Federal since 1976.

Executive Officers of Beacon Federal Who Are Not Also Directors

          Darren T. Crossett has been employed by Beacon Federal since 1986.  He has served in many capacities including Marketing Director from 1986 to 1989, Vice President of Lending from 1989 to 1997 and as Senior Vice President from 1997 to the present.  He is the President of Beacon Comprehensive Services Corporation, a subsidiary of the Company.

          James D. Lapsley was appointed Senior Vice President and Chief Financial Officer for Beacon Federal in January 2000.  Previously, he worked for Carrier Corporation in corporate finance and North East Distributors as Controller and Business Manager, where he held the position from 1984 through January 2000.  Mr. Lapsley intends to retire upon reaching age 65 in June 2008.

          J. Dave Hammond has been employed by Beacon Federal as Senior Vice President of Lending since 2002.  He has more than 30 years of experience in banking.  Prior to employment at Beacon he was an independent bank consultant from 1998 to 2002.  He formerly served as Executive Vice President with Skaneateles Savings Bank from 1995 through 1998.

          Randy J. Wiley has been employed by Beacon Federal as Vice President since April 2007.  He was previously employed at Partners Trust Financial Corporation as Vice President and Treasurer from 2004 to 2007.  Prior to that, he worked for BSB Bancorp, Inc. from 2001 to 2004 as Senior Vice President and Treasurer.  He has over 20 years of banking experience.  It is expected that Mr. Wiley will be promoted to fill the position of Chief Financial Officer in connection with Mr. Lapsley’s planned retirement. Mr. Wiley is expected to become an executive officer upon his promotion to Chief Financial Officer.

Meetings and Committees of the Board of Directors of Beacon Federal Bancorp, Inc.

          We conduct business through meetings of our Board of Directors and its committees.  During the year ended December 31, 2006, the Board of Directors of Beacon Federal Bancorp, Inc. did not meet and the Board of Directors of Beacon Federal met 13 times. The Board of Directors of Beacon Federal Bancorp, Inc. has established the following standing committees:  the Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee.

          The Audit Committee, currently consisting of Messrs. Butler, Hill and Driscoll, is responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board.  Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.  The Board of Directors believes that Mr. Butler qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the Securities and Exchange Commission.  The Audit Committee of Beacon Federal met four times in fiscal year 2006.

          The Compensation Committee, consisting of Messrs. Ahern and Berger, is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning.  Each member of the Compensation Committee is independent in accordance with the listing standards of the Nasdaq Stock Market.

          The Nominating and Corporate Governance Committee, consisting of Messrs. Butler and Altmeyer, is responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of stockholders, ensuring that the board and its committees have the benefit of qualified and experienced independent directors, and developing a set of corporate governance policies and procedures.

          Each of these committees operates under a written charter, which governs its composition, responsibilities and operations.

Corporate Governance Policies and Procedures

          In addition to having established committees of the Board of Directors, Beacon Federal Bancorp, Inc. has adopted policies to govern the activities of both Beacon Federal Bancorp, Inc. and Beacon Federal, including a corporate governance policy and a code of business conduct and ethics. The corporate governance policy sets forth:

•	the duties and responsibilities of each director;

•	the composition, responsibilities and operation of the Board of Directors;

•	the establishment and operation of board committees, including audit, nominating and compensation committees;

•	succession planning;

•	convening executive sessions of independent directors;

•	the Board of Directors’ interaction with management and third parties; and

•	the evaluation of the performance of the Board of Directors and the chief executive officer.

          Beacon Federal Bancorp, Inc. has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Director Fees

          Director Fees.  Each of the individuals who serves as a director of Beacon Federal Bancorp, Inc. also serves as a director of Beacon Federal and earns director and committee fees in that capacity. Each non-employee director (except for the Chairman of the Board) is paid an annual retainer of $11,000 for service as a director plus $250 for each Committee meeting.  The Chairman of the Audit Committee, currently Mr. Butler, is paid $400 for each meeting of that Committee.  The Chairman of the Board is paid an annual retainer of $13,400 and $250 for each Committee meeting.

          The following table sets forth for the year ended December 31, 2006 certain information as to the total remuneration we paid to our directors other than Mr. Prossner.  Mr. Prossner did not receive additional compensation for his service as a director.

Name	Fees earned or paid in cash ($)	Total ($)

Timothy P. Ahern	$14,900	$14,900
John W. Altmeyer	12,500	12,500
Robert Berger	14,100	14,100
Edward H. Butler	13,900	13,900
Thomas Driscoll	13,500	13,500
David R. Hill	14,500	14,500

Compensation Discussion And Analysis

          Our Compensation Philosophy.  Our compensation philosophy starts from the premise that the success of Beacon Federal depends, in large part, on the dedication and commitment of the people we place in key operating positions.  We strive to satisfy the demands of our business model by providing our management team with incentives tied to the successful implementation of our corporate objectives.  We recognize that the company operates in a competitive environment for talent.  Therefore, our approach to compensation considers the full range of compensation techniques that enable us to be competitive with our peers as we seek to attract and retain key personnel.

          We intend to base our compensation decisions as a public company on several basic principles:

•

Meeting the Demands of the Market – Our goal is to compensate our employees at competitive levels among our peers who provide similar financial services in the markets we serve.  We seek to attract and retain talent needed to succeed in a competitive market environment.

•

Aligning with Shareholders – We intend to use equity compensation as a key component of our compensation mix to develop a culture of ownership among our key personnel and to align their individual financial interest with the interests of our shareholders.

•	Driving Performance – We structure compensation around the attainment of company-wide and individual targets that return positive results to our bottom line.

•

Reflecting a Balanced Approach – We seek to balance the sometimes competing needs of external competitiveness, internal consistency, organizational economics, management flexibility, and simplicity of administration.

          Prior to our stock conversion and initial public offering, our compensation program relied on three primary elements: (i) base compensation or salary, (ii) annual cash incentive compensation, and (iii) a 401(k) profit sharing program.  We also provide additional benefits including participation in Company-wide health and welfare programs and perquisites such as automobile allowances

          Following our initial public offering, we expect that equity-based, long-term incentive compensation will also become an important element of our executive compensation program.  Our ability to introduce equity awards to our compensation mix will depend on shareholder approval of an equity compensation program and compliance with applicable regulatory guidelines relating to such programs.  In addition, we intend to implement an employee stock ownership plan in connection with the stock offering.  As a public company, we believe that we can meet the objectives of our compensation philosophy by achieving a balance among these compensation programs that is competitive with our industry peers and creates appropriate incentives for our management team.

           Base Compensation.  Base salary provides compensation to our key executives based upon the individual’s respective experience, duties, and scope of responsibility. Generally, we believe that base salaries should be targeted at no less than the peer group median of salaries for executives in similar positions with similar responsibilities. The salaries of our executive and other officers are reviewed at least annually to assess our competitive position and make any necessary adjustments. Our goal is to maintain salary levels for our officers at a level consistent with base pay received by officers in comparable positions at peer group companies. To further that goal, we obtain peer group information from a variety of publicly-available sources. We also evaluate salary levels at the time of promotion or other change in responsibilities, or as a result of specific commitments we make when a new officer is hired. Individual performance and retention risk are also considered as part of our annual assessment.

          Cash-Based Incentive Compensation. We provide performance-based cash incentive awards to our executive officers under our cash incentive plan.  Cash incentives are used to motivate and reward achievement of corporate performance objectives.  Funding for the cash incentive plan is based on an assessment of our actual financial performance relative to the Compensation Committee’s financial performance goals based on a combination of financial factors.  Cash incentives are paid in February of each year.  For the year ended December 31, 2006, these factors included the achievement of net income goals and increases in retained earnings.  Generally, in order for any bonus payments to be made under the plan, the company-wide goal is required to meet or exceed 80% of the threshold performance.  However, in the event that the threshold performance is not achieved, the Compensation Committee has discretion to reward incremental progress and to ensure the retention of our key executives.  Determination of individual awards is based primarily on the financial performance of Beacon Federal, but also includes a subjective assessment of each employee’s contributions, as appropriate.  The Compensation Committee believes that this funding and payment strategy provides a direct link between our financial performance and incentive compensation.

          Section 401(k) Profit Sharing.  All employees, including our named executive officers, are eligible to participate in our employer sponsored 401(k) profit sharing plan. Under the plan, employees may make contributions in the form of salary deferrals, up to maximum amounts permitted by the plan and the Internal Revenue Code.  We contribute an amount to match 60% of the participant’s contribution, up to 6% of the participant’s compensation.  The plan also provides for additional discretionary employer contributions on behalf of the participants.  In 2006, in addition to the employer matching contributions the Compensation Committee determined to award profit sharing contributions equivalent to 8.0% of each participant’s salary.

          Employee Stock Ownership Plan (“ESOP”).  In connection with the stock offering, we expect to implement an ESOP.  All employees, including key executives, will be eligible to participate in our ESOP.  Our ESOP will hold shares of our Common Stock purchased in connection with the initial public offering or in the after-market.  Shares purchased by the ESOP will be maintained in a suspense account and held for allocation among the participants.  The purchased shares will be funded by loans from Beacon Federal Bancorp, Inc.  As annual loan payments are made, shares will be released and allocated to employee accounts.

          Excess Benefit Plan.  Our compensation philosophy includes, as part of our recruiting and retention program for senior management, providing tax-deferred retirement savings opportunities for senior executives.  Because the Internal Revenue Code limits the dollar amount of compensation that may be taken into account under tax-qualified retirement plans (such as the 401(k) plan and the ESOP) to $225,000 per year (adjusted annually), and because the Internal Revenue Code limits total contributions to tax-qualified retirement plans to $45,000 per year (adjusted annually), certain senior executives cannot realize the full value of tax-deferred retirement savings under those plans.  Even though the adoption of the ESOP in connection with the stock offering will result in significant benefit to rank-and-file employees through the allocation of employer stock to their accounts, senior management is not likely to receive such allocations due to the limitations imposed by the Internal Revenue Code. Solely in order to make up for these curtailments under the Internal Revenue Code, effective January 1, 2007, we have decided to make available a nonqualified deferred compensation plan to all eligible individuals whose benefits under the tax-qualified plans are cut back as a result of these limits.  We believe that this plan provides an important component in our overall compensation package for senior management.  Because the plan was not effective until 2007, for the year ended December 31, 2006, no accruals were earned under the plan.

          Long-Term Equity-Based Compensation.  Following our initial public offering, we intend to establish a long-term incentive compensation program based on the delivery of competitive equity awards to our management team.  We expect to use an equity-based, long-term incentive compensation program to reward outstanding performance with incentives that focus our management team on the task of creating long-term shareholder value.  By increasing the equity holdings of our management team, we will provide them with a continuing stake in our long-term success.  The nature and size of awards under our equity-based program will be based on a number of factors including regulatory guidelines, awards made to those holding comparable positions among peer group companies, and the tax or accounting treatment of specific equity compensation techniques.

          Role of the Compensation Committee. Prior to our initial public offering, the Compensation Committee of the Board of Directors of Beacon Federal developed and administered the executive compensation program.  The Beacon Federal Compensation Committee does not operate under a formal charter.  As a public company, we will establish a Compensation Committee of the Board of Directors of Beacon Federal Bancorp, Inc. to monitor the success of the overall compensation program in achieving the objectives of our compensation philosophy.  The Beacon Federal Bancorp, Inc. Compensation Committee will consist entirely of independent directors.  The Compensation Committees will be responsible for the administration of our compensation programs and policies, including the administration of our cash-based and future equity-based incentive programs.  Our Compensation Committee will review and approve all compensation decisions relating to our named executive officers.  Our Compensation Committee will operate under the mandate of a formal charter that establishes a framework for the fulfillment of its responsibilities.

          Role of Management.  Our Chief Executive Officer and other named executive officers will, from time to time, make recommendations to the Compensation Committee regarding the appropriate mix and level of compensation for their subordinates.   Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee.  Our senior management team will not participate in Committee discussions or the review of Committee documents relating to the determination of their own compensation.

          Peer Group Analysis.  We firmly believe that the cornerstone of our compensation program is the maintenance of a competitive compensation program relative to the companies with whom we compete for talent.  The Compensation Committee and management annually review surveys of the compensation levels of other financial institutions of similar size and markets.  In addition, our compensation committee has historically taken into account input from independent members of our board of directors and publicly available data relating to compensation practices and policies of other companies within and outside our industry.  While peer group surveys may not be appropriate for a stand-alone tool for setting compensation, we generally believe that gathering this information is an important part of our decision-making process.

          Allocation Among Compensation Components  We recognize that in order to attract, retain and motivate key individuals, the Compensation Committee may determine that it is in our best interest to consider total compensation practices.  Under our present structure, base salary has represented the largest component of compensation for our executive officers.  Annual cash incentive bonuses have also been a substantial component of management compensation.  As a public company, we expect that the mix of base salary, bonus and equity compensation will vary depending upon the role of the individual officer in our organization.  In allocating compensation among these elements, we believe that the compensation of our senior-most levels of management should be predominately performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

          Severance and Change in Control Benefits.  Prior to our initial public offering, we did not maintain formal employment or severance agreements with our executive officers.  As a public company, we expect to enter into employment agreements with our chief executive officer and three other executive officers.  The severance payments under the employment agreements, which will be contingent on the occurrence of certain termination events, are intended to provide our senior executive officers with a sense of security in making the commitment to dedicate their professional careers to the success of our company and Beacon Federal.  Further, we expect to enter into up to six change-in-control agreements, which will provide for certain benefits in the event of a termination of employment following a change in control of the company or the bank.

          Tax and Accounting Considerations.  In consultation with our advisors, we evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and on an annual basis to ensure that we understand the financial impact of the program.  Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirements.  As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences.  To preserve maximum flexibility in the design and implementation of our compensation program, we have not adopted a formal policy that requires all compensation to be tax deductible.  However, to the greatest extent possible, it is our intent to structure our compensation programs in a tax efficient manner.

          Employee Welfare Benefits and Perquisites.  We provide our employees with coverage under medical, life insurance and disability plans on terms consistent with industry practice.

          We annually review the perquisites that we make available to our senior management. The primary perquisites for senior managers include an automobile allowance, computer and communications equipment and certain club dues.

          Director Compensation.  Our outside directors are compensated through a combination of retainers and meeting fees.  Directors who are also employees of Beacon Federal Bancorp, Inc. do not receive additional compensation for service on the board.  The level and mix of director compensation is revised by the Compensation Committee on a periodic basis to ensure consistency with the objectives of our overall compensation philosophy.  We expect that, in the future, our review of director compensation will also consider the increased responsibility and liability of directors of publicly traded companies due to changes in the regulatory environment and the heightened scrutiny of corporate governance practices.

          Stock Compensation Grant and Award Practices.  As a mutual savings association without public stockholders, we have not been able to make equity-based awards to our officers and employees.  As a public company, we expect that, following our implementation of an equity compensation program, our Compensation Committee’s grant-making process will be independent of any consideration of the timing of the release of material nonpublic information, including with respect to the determination of grant dates or stock option exercise prices.  Similarly, we expect that the release of material nonpublic information will never be timed with the purpose or intent to affect the value of executive compensation.

          Stock Ownership Requirements.  We have not adopted formal stock ownership requirements for our senior officers and board members.  We expect that, following our initial public offering, the

Compensation Committee will review prevailing practices among peer companies with respect to stock ownership guidelines and determine whether such guidelines are appropriate.

Compensation for the Named Executive Officers in 2006

          Chief Executive Officer Compensation. In December 2006, the Compensation Committee recommended, and the independent members of the Board approved, an increase of 14.6% in the base salary of Mr. Prossner, our President and Chief Executive Officer, resulting in a new annual base salary of $157,107.  In 2006, the Compensation Committee awarded cash incentives to Mr. Prossner under the cash incentive plan in the amount of $125,000, representing 80.0% of base salary.  Mr. Prossner also received a profit sharing award under the 401(k) Plan equal to 8.0% of base salary, or $22,668.

          Compensation for our Other Named Executive Officers.  The base salaries of Messrs. Crossett, Lapsley and Hammond in 2006 were $108,160, $94,424 and $101,192, respectively, representing increases of 4.0%, 4.0% and 4.0%, respectively, from 2005.  For 2006, Messrs. Crossett, Lapsley and Hammond received cash awards of $100,000, $70,000 and $100,000, respectively, representing 92.0%, 74.0% and 99.0% of their base salary.  These executive officers also received profit sharing contributions under the 401(k) Plan equal to 8.0% or salary, or $15,921, $13,350 and $16,745, respectively.

Executive Officer Compensation

          Summary Compensation Table.  The following table sets forth for the fiscal year ended December 31, 2006, certain information as to the total compensation paid by Beacon Federal to Ross J. Prossner, its principal executive officer, to James D. Lapsley, its principal financial officer, as well as to the two most highly compensated executive officers of Beacon Federal who received total compensation for the 2006 fiscal year exceeding $100,000.  Each of the individuals listed in the table below is referred to as a Named Executive Officer.

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation (2)	Total

Ross J. Prossner,
President and Chief Executive Officer	2006	$157,107	$125,000	—	—	$45,884	$327,991
Darren T. Crossett,
Senior Vice President and Chief Operating Officer	2006	$108,160	$100,000	—	—	$33,023	$241,183
James D. Lapsley,
Senior Vice President and Chief Financial Officer	2006	$94,424	$70,000	—	—	$20,190	$184,614
J. David Hammond,
Senior Vice President, Chief Lending Officer	2006	$101,192	$100,000	—	—	$24,539	$225,731

(1)	Reflects bonus earned in 2006 under the annual cash incentive plan. The bonus was paid in the first quarter of 2007.
(2)

Includes employer matching and profit sharing contributions under Beacon Federal’s 401(k) Plan for the named executive officers, ($30,588, $22,378, $19,089 and $23,351 for Messrs. Prossner, Crossett, Lapsley and Hammond, respectively.)  Also includes income imputed on group  term life insurance in excess of $50,000 per employee ( $774 , $270, $1,101 and $1,188 for Messrs. Prossner, Crossett, Lapsley and Hammond, respectively).  Includes perquisites of $14,522 for Mr. Prossner consisting of premiums on a life insurance policy, imputed income for personal use of a company-owned automobile and club dues. Includes perquisites of $10,375 for Mr. Crossett consisting of an auto allowance and club dues.  Perquisite are not included for the other named officers as they represent less than $10,000 of compensation.  Medical, life and disability insurance premiums paid on behalf of named executive officers under plans available to all Company employees are not included in the table.

Benefit Plans

          Employment Agreements.  Beacon Federal intends to enter into employment agreements with each of Messrs. Prossner, Crossett, Lapsley and Hammond.  The agreement with Mr. Prossner will have an initial term of three years.  The agreement with Mr. Lapsley will have a term expiring on June 30, 2008.  The agreements with Messrs. Crossett and Hammond will have initial terms of two years.  Unless notice of non-renewal is provided, the agreements with Messrs. Prossner, Crossett and Hammond renew annually.  Under the agreements, the initial base salaries for Messrs. Prossner, Crossett, Lapsley and Hammond are $180,000, $125,000, $98,201, and $105,240, respectively.  Base salaries will be reviewed at least annually and may be increased, but not decreased (except for a decrease that is generally applicable to all employees).  In addition to the base salary, each agreement will provide for, among other things, participation in bonus programs and other employee pension benefit and fringe benefit plans applicable to executive employees and use of an automobile.

          The executive’s employment may be terminated for cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination.  In addition, the executive is not entitled to any additional benefits under the employment agreement upon retirement at age 65.  Should the executive become disabled, Beacon Federal would continue to pay the executive his base salary for the longer of the remaining term of the agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive.  In the event the executive dies while employed by Beacon Federal, the executive’s estate will be paid the executive’s base salary for one year and the executive’s family will be entitled to continuation of non-taxable medical, dental and other insurance benefits for one year after the executive’s death.

          Each of the executives is entitled to severance payments and benefits in the event of his termination of employment under specified circumstances.  In the event the executive’s employment is terminated for reasons other than for cause, disability, death or retirement, or in the event the executive resigns within 30 days following (1) the failure to appoint the executive to his executive position, (2) a material change in the executive’s functions, duties, or responsibilities, which change would cause executive’s position to become one of lesser responsibility, importance or scope (to which the executive has not agreed in writing), (3) the relocation of executive’s principal place of employment to a location that is more than 50 miles from the location of the Bank’s principal executive offices as of the date of the agreement, (4) a material reduction in benefits and perquisites including base salary (except for any Bank-wide or officer-wide reduction), (5) the liquidation or dissolution of Beacon Federal, or (6) a material breach of the employment agreement by Beacon Federal, the executive would be entitled to a severance payment.  In the case of Mr. Prossner, the severance payment equals three times the sum of his highest annual base salary and the highest rate of bonus awarded to him during the prior three years, payable in a lump sum.  In the case of Messrs. Crossett, Lapsley and Hammond, the severance payment equals two times the sum of his highest annual base salary and the highest rate of bonus awarded to him during the prior two years, payable in a lump sum.  In addition, the executive would be entitled, at Beacon Federal’s sole expense, to the continuation of life and non-taxable medical and dental coverage as part of his severance benefits.  Such coverage would continue for 36 months in the case of Mr. Prossner and for 24 months for all other executives.  In the event of a change-in-control, Mr. Prossner would be entitled a lump sum cash payment equal to three times the sum of his highest annual rate of base salary paid at any time under the employment agreement and his highest bonus paid with respect to the prior three years, and Messrs. Crossett, Lapsley and Hammond would be entitled to a lump sum cash payment equal to two times the sum of his highest annual rate of base salary paid at any time under the employment agreement and his highest bonus paid with respect to the prior two years.  If the executive’s employment is terminated following a change-in-control, he would also receive, at Beacon Federal’s expense, continuation of life and non-taxable medical and dental coverage following his termination of employment for 36 months (in the case of Mr. Prossner) or for 24 months (in the case of Messrs. Crossett, Lapsley and Hammond). In the event that the severance payments under the employment agreement would have been triggered, as of December 31, 2006, the value of severance benefits would be approximately $799,899 for Mr. Prossner; $361,798 for Mr. Crossett; $310,288, for Mr. Lapsley; and $384,062 for Mr. Hammond.  In the event that the change-in-control payments under the employment agreement would have been triggered without termination of the executive’s employment, as of December 31, 2006, the value of the payments would be approximately $552,158 for Mr. Prossner; $344,720 for Mr. Crossett; $293,248, for Mr. Lapsley; and $270,257 for Mr. Hammond.

          Upon termination of the executive’s employment, the executive agrees not to compete with Beacon Federal for one year following termination of employment within the same geographic locations where Beacon Federal or its affiliates has material business interests.  Upon termination, the executive agrees not to solicit any Beacon Federal employee to terminate his or her employment with Beacon Federal and accept employment with a business that competes with Beacon Federal or any holding company of Beacon Federal or their subsidiaries or affiliates, or has offices within 50 miles of any location of Beacon Federal or any holding company or within 50 miles of any location for which Beacon Federal or any holding company has filed an application for regulatory approval to establish an office.

          Each of the employment agreements also provides for an automatic reduction in the amount of any payments made in connection with a change-in-control which would otherwise constitute “excess parachute payments” under Section 280G of the Internal Revenue Code.  The total payment owed to the executive upon a change-in-control will be reduced to an amount that is $1.00 less than the amount that would otherwise be an “excess parachute payment” under Code Section 280G.

          Change-in-Control Agreements.  Beacon Federal intends to enter into change-in-control agreements with up to six officers who are not otherwise entering into employment agreements, which would provide certain benefits in the event of a termination of employment following a change-in-control of Beacon Federal Bancorp, Inc. or Beacon Federal.  Each of the change-in-control agreements provides for a term of one year.  Commencing on each anniversary date, the agreements will be renewed for an additional year, subject to notice of non-renewal.  The change-in-control agreements enable Beacon Federal to offer to designated officers certain protections against termination without cause in the event of a change-in-control (as defined in the agreements).  Such protections are frequently offered by other financial institutions, and Beacon Federal may be at a competitive disadvantage in attracting and retaining key employees if it does not offer similar protections.

          Following a change-in-control of Beacon Federal Bancorp, Inc. or Beacon Federal, an officer is entitled under the agreement to a payment if, during the term of the agreement following the change-in-control, the officer’s employment is involuntarily terminated, other than for cause, or if the officer voluntarily terminates employment as a result of a demotion, loss of title, office or significant authority (in each case, other than as a result of the fact that either Beacon Federal or Beacon Federal Bancorp, Inc. is merged into another entity in connection with a change-in-control and will not operate as a stand-alone, independent entity), reduction in his annual compensation or benefits, or relocation of his or her principal place of employment by more than 50 miles from its location immediately prior to the change-in-control.  In the event an executive who is a party to a change-in-control agreement is entitled to receive a payment pursuant to the change-in-control agreement, he will receive a cash payment equal to 1.0 times his or her highest rate of base salary and the highest rate of bonus awarded to the executive during the fiscal year prior to the change-in-control, payable in a lump sum within 30 days after his termination of employment; provided, however, that if the executive is a “specified employee” as defined in Internal Revenue Code Section 409A, then such payment will be made on the first day of the seventh full month following the executive’s termination of employment.  In addition to the cash payment, each covered officer is entitled to receive life and non-taxable medical and dental coverage for a period of one year from the date of termination.  Notwithstanding any provision to the contrary in the change-in-control agreement, payments under the change-in-control agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

           Annual Cash Incentive Plan.  Beacon Federal maintains an annual cash incentive plan for each employee who was employed at any time during the current year and who was actively employed at the time the payout is made.    In order to receive a bonus payment under the plan, the employee must have received at least a “satisfactory” overall rating on his or her annual performance review.   The bonus amount is determined based on company-wide goals.  The company-wide goal is based on Beacon Federal’s annual net income before taxes meeting the established threshold level, as recommended to the Compensation Committee and the Board of Directors by senior management.  The company-wide  goals are set by the disinterested members of the Board of Directors in the fourth quarter of the year before the year in which the performance is measured.  Generally, in order for any bonus payments to be made under the plan, the company-wide goal is required to meet or exceed 80% of the threshold performance.  However, in the event that the threshold performance is not achieved, the Compensation Committee has discretion to reward incremental progress.  The amount of the bonus for salaried employees is determined as a percentage of the employee’s base salary.  At the January meeting of the Board of Directors following the close of the performance year, the Board determines whether the company-wide goal  goals have been attained.  Bonuses (if any) are paid in the first payroll period in February following the close of the performance year.

           401(k) Plan.  Beacon Federal maintains a tax-qualified defined contribution plan for all employees of Beacon Federal who have attained age 18 and have performed one month of eligibility service.  Employees who satisfy the eligibility requirements will automatically be enrolled in the 401(k) Plan unless they elect otherwise at the time of hiring by Beacon Federal. Participants in the 401(k) Plan may contribute up to 75% of their annual compensation to the plan on a pre-tax basis each year, subject to the limitations of the Internal Revenue Code (for 2007, the limit is $15,500, exclusive of any catch-up contributions). Participants will have the option to designate all or any part of their contributions to the plan as Roth 401(k) deferrals which will have different tax implications under the Internal Revenue Code. Beacon Federal matches 60% of a participant’s contributions, up to 6% of the participant’s compensation.  Each year, Beacon Federal may decide, in its discretion, to make a discretionary employer contribution on behalf of active participants.  Employer discretionary contributions, if any, and matching contributions become vested at the rate of 20% per year of vesting service, over a five-year period.  In connection with the offering, the 401(k) Plan permits participants to invest their account balances in shares of Beacon Federal Bancorp, Inc. in the offering through an employer stock fund that will be established in the Plan.

Stock Benefit Plans

          Employee Stock Ownership Plan and Trust.  We intend to implement an employee stock ownership plan in connection with the stock offering.  As part of the stock offering, the employee stock ownership plan trust intends to borrow funds from Beacon Federal Bancorp, Inc. and use those funds to purchase a number of shares equal to 8% of the common stock to be issued .  Collateral for the loan will be the common stock purchased by the employee stock ownership plan.  The loan will be repaid principally from discretionary contributions by Beacon Federal to the employee stock ownership plan over a period of up to 20 years.  The loan documents will provide that the loan may be repaid over a shorter period, without penalty for prepayments.  We anticipate that the interest rate on the loan will equal the prime interest rate at the closing of the stock offering, and will adjust annually at the beginning of each calendar year.  Shares purchased by the employee stock ownership plan will be held in a suspense account for allocation among participants as the loan is repaid.

          Shares released from the suspense account will be allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan will vest at the rate of 20% per year, and become fully vested upon completion of five years of service. Credit will be given for vesting purposes to participants for years of service with Beacon Federal, Beacon

Comprehensive Services Corp. and Marcy Federal Credit Union prior to the adoption of the plan, up to five years.  A participant’s interest in his account under the plan will also fully vest in the event of termination of service due to a participant’s normal retirement, death, disability, or upon a change in control (as defined in the plan).  Vested benefits will be payable in a lump sum, in the form of common stock and, to the extent the participant’s account contains cash, benefits will be paid in cash, unless the participant elects to receive his entire vested interest in the form of stock. Beacon Federal’s contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits.  Therefore, benefits payable under the employee stock ownership plan cannot be estimated.  Pursuant to SOP 93-6, we will be required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account.  In the event of a change in control, the employee stock ownership plan will terminate.

           Excess Benefit Plan.  We intend to have adopt a nonqualified deferred compensation plan that is intended to provide supplemental benefits to a select group of management or highly compensated employees whose benefits are curtailed under the tax-qualified 401(k) profit sharing plan and ESOP, due to limits imposed by the Internal Revenue Code on total compensation taken into account under those plans and on total annual contributions that may be made to those plans.  Each year, plan participants will be credited with an amount equal to the value of the mandatory reductions in their employer-provided profit sharing contributions, ESOP allocations or employee deferrals under the tax-qualified retirement plans.  Such amounts generally will be invested in the same manner as the investments in the tax-qualified retirement plans.  Plan benefits will be distributed as a cash lump sum within 90 days after the participant’s separation from service.  However, distributions to “specified employees” (as defined in Section 409A of the Internal Revenue Code) will not be made until the first day of the seventh month following his or her separation from service.  If a participant dies before receiving a distribution from the plan, his or her beneficiary will receive a lump sum payment within 90 days after the participant’s death.  All amounts credited to participants under the plan remain subject to the claims of the general creditors of Beacon Federal until such amounts are distributed to the participant.

Transactions with Certain Related Persons

          Loans and Extensions of Credit.  The Sarbanes-Oxley Act of 2002 generally prohibits us from making loans to our executive officers and directors, but it contains a specific exemption from such prohibition for loans made by Beacon Federal to our executive officers and directors in compliance with federal banking regulations.  Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk or repayment or present other unfavorable features.  Beacon Federal is therefore prohibited from making any loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made under a benefit program generally available to all other employees and that does not give preference to any executive officer or director over any other employee.   Beacon Federal is in compliance with these federal regulations with respect to its loans and extensions of credit to executive officers and directors.

          In addition, loans made to a director or executive officer must be approved in advance by a majority of the disinterested members of the Board of Directors.  The aggregate amount of our loans to our officers and directors and their related entities was $856,000 at December 31, 2006.  As of December 31, 2006, these loans were performing according to their original terms.

Benefits to be Considered Following Completion of the Conversion

          We intend to adopt and request stockholder approval of one or more stock-based incentive plans, including a stock option plan and a stock recognition and retention plan, no earlier than six months after the completion of the conversion.  The stock option plan and stock recognition and retention plan may be established as separate plans or part of a single stock-based incentive plan.

          Stock Option Plan.  If adopted within one year of the conversion and approved by stockholders, the stock option plan would reserve an amount equal to 10% of the shares of common stock issued in the offering for issuance upon exercise of stock options.  10% of the shares of common stock issued in the offering would amount to 701,250 shares, 825,000 shares, 948,750 shares and 1,091,063 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.  If we adopt the stock option plan after one year following the completion of the conversion, we may grant options in an amount greater than 10% of the shares of common stock issued in the offering.  We have not yet determined whether we will present this plan for stockholder approval within 12 months following the completion of the conversion or whether we will present this plan for stockholder approval more than 12 months following the completion of the conversion.  No options would be granted under the new stock option plan until stockholder approval of the plan is received.  In the event that shares underlying options come from authorized but unissued shares of common stock, stockholders would experience dilution of approximately 9.1% of their ownership interest in Beacon Federal Bancorp, Inc.  We will have to recognize compensation expense for accounting purposes ratably over the vesting period, equal to the fair value of the options on the original grant date.

          The exercise price of the options granted under the stock option plan will be equal to the fair market value of Beacon Federal Bancorp, Inc. common stock on the date of grant of the stock options. If the stock option plan is adopted within one year following the conversion, options may vest no faster than 20% per year beginning 12 months after the date of grant.  Options granted under the stock option plan would be adjusted for capital changes such as stock splits and stock dividends. Awards will be 100% vested upon termination of employment due to death, disability or following a change-in-control, and if the stock option plan is adopted more than one year after the conversion, awards would be 100% vested upon normal retirement.  Under Office of Thrift Supervision regulations, if the stock option plan is adopted within one year of the conversion, no individual officer may receive more than 25% of the awards under the plan, no non-employee director may receive more than 5% of the awards under the plan and all non-employee directors as a group may receive in the aggregate no more than 30% of the awards under the plan.

          The stock option plan would be administered by a committee of non-employee members of Beacon Federal Bancorp, Inc.’s Board of Directors. Options granted under the stock option plan to employees may be “incentive” stock options, which are designed to result in a beneficial tax treatment to the employee but no tax deduction to Beacon Federal Bancorp, Inc.  Non-qualified stock options may also be granted to employees under the stock option plan, and will be granted to the non-employee directors who receive stock options. In the event an option recipient terminates his or her employment or service as an employee or director, the options would terminate after certain specified periods following termination.

          Stock Recognition and Retention Plan. If adopted within one year of the conversion and approved by stockholders, the stock recognition and retention plan would reserve an amount equal to 4% of the shares of common stock sold in the offering, or 280,500 shares, 330,000 shares, 379,500 shares and 436,425 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.  If we adopt the recognition and retention plan after one year following the completion of the conversion, we may grant shares in an amount greater than 4% of the shares of common stock issued in the offering.  We have not yet determined whether we will present this plan for stockholder approval within 12 months following the completion of the conversion or whether we will present this plan for stockholder approval more than 12 months following the completion of the conversion.  We must recognize an expense for shares of common stock awarded over their vesting period at the fair market value of the shares on the date they are awarded.  The recipients will be awarded shares of common stock under the stock recognition and retention plan at no cost to them.  No awards would be made under the stock recognition and retention plan until the plan is approved by stockholders.  If the shares awarded under the stock recognition and retention plan come from authorized but unissued shares of the common stock totaling 4% of the shares sold in the offering, stockholders would experience dilution of approximately 3.9% in their ownership interest in Beacon Federal Bancorp, Inc.

          Awards granted under the stock recognition and retention plan would be nontransferable and nonassignable. Under Office of Thrift Supervision regulations, if the stock recognition and retention plan is adopted within one year following the conversion, the shares of common stock which are subject to an award may vest no faster than 20% per year beginning 12 months after the date of grant of the award.  Awards would be adjusted for capital changes such as stock dividends and stock splits.  Awards would be 100% vested upon termination of employment or service due to death, disability or following a change-in-control, and if the stock recognition and retention plan is adopted more than one year after the conversion, awards also would be 100% vested upon normal retirement.  Under Office of Thrift Supervision rules, if the stock recognition and retention plan is adopted within one year of the conversion, no individual officer may receive more than 25% of the awards under the plan, no non-employee director may receive more than 5% of the awards under the plan, and all non-employee directors as a group may receive no more than 30% of the awards under the plan in the aggregate.

          The recipient of an award will recognize income equal to the fair market value of the stock earned, determined as of the date of vesting, unless the recipient makes an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to be taxed earlier. The amount of income recognized by the recipient would be a deductible expense of Beacon Federal Bancorp, Inc. for tax purposes.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth information regarding intended common stock subscriptions by each of the directors and executive officers of Beacon Federal and their associates, and by all directors and executive officers as a group.  In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order.  Directors and executive officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering.  This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any recognition and retention plan awards or stock option grants that may be made no earlier than six months after the completion of the offering.  The directors and officers have indicated their intention to subscribe in the offering for an aggregate of $2.8  million of shares of common stock, equal to 4.0% of the number of shares of common stock to be sold in the offering at the minimum of the offering range, assuming shares are available.  Purchases by directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale.

Name	Number of Shares	Aggregate Purchase Price	Percent at Minimum

Timothy P. Ahern	20,000	200,000	*	%
John W. Altmeyer	40,000	400,000	*
Robert Berger	25,000	250,000	*
Edward H. Butler	25,000	250,000	*
Thomas Driscoll	25,000	250,000	*
David R. Hill	25,000	250,000	*
Ross J. Prossner	40,000	400,000	*
Darren T. Crossett.	40,000	400,000	*
James D. Lapsley	20,000	200,000	*
J. David Hammond	20,000	200,000	*
All directors and executive officers as a group (10 persons)	280,000	2,800,000	4.0%

*	Less than 1%.

          Includes purchases by the individual’s spouse and other relatives of the named individual living in the same household.  The above named individuals are not aware of any other purchases by a person who, or entity which, would be considered an associate of the named individuals under the plan of conversion.

THE CONVERSION; PLAN OF DISTRIBUTION

          Our Board of Directors has approved the plan of conversion.  The plan of conversion must also be approved by our members.  A special meeting of members has been called for this purpose. The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

General

          Our Board of Directors adopted the plan of conversion on March 22, 2007.  Pursuant to the plan of conversion, Beacon Federal will convert from the mutual form of organization to the fully stock form and we will sell shares of common stock to the public in our offering.  In the conversion, we will organize a new Maryland stock holding company named Beacon Federal Bancorp, Inc. When the conversion is completed, all of the capital stock of Beacon Federal will be owned by Beacon Federal Bancorp, Inc., and all of the common stock of Beacon Federal Bancorp, Inc. will be owned by public stockholders.

          We intend to retain between $34.1 million and $46.4 million of the net proceeds of the offering, or $53.4 million if the offering range is increased by 15%, and to contribute the balance of the net proceeds to Beacon Federal.  The conversion will be consummated only upon the issuance of at least 7,012,500 shares of our common stock offered pursuant to the plan of conversion.

          The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, supplemental eligible account holders and other members. If all shares are not subscribed for in the subscription offering, we may, in our discretion, offer common stock for sale in a community offering to members of the general public, with a preference given to natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex.

          We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering.  The community offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the Office of Thrift Supervision. See “—Community Offering.”

          We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of Beacon Federal Bancorp, Inc.  All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock.  The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Determination of Share Price and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

          The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each branch office of Beacon Federal and at the Northeast Regional and the Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to Beacon Federal’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. See “Where You Can Find Additional Information.”

Reasons for the Conversion

          Our primary reasons for converting and raising additional capital through the offering are:

•	to support our internal growth through lending in communities we serve or may serve in the future;

•	to enhance our existing products and services and to support the development of new products and services;

•	to improve our overall competitive position;

•

to provide additional financial resources to pursue future acquisitions of banks, thrifts, credit unions and financial services companies, and branch offices, although we have no current arrangements or agreements with respect to any such acquisitions;

•	to reduce a portion of our existing borrowings;

•	to provide better capital management tools, including the ability to pay dividends and to repurchase shares of our common stock, subject to market conditions; and

•

to retain and attract qualified personnel by establishing stock benefit plans for management and employees, including a stock option plan, a stock recognition and retention plan and an employee stock ownership plan.

          In the stock holding company structure, we will have greater flexibility in structuring mergers and acquisitions.  Our current mutual structure prevents us from offering shares of our common stock as consideration for a merger or acquisition.  Potential sellers often want stock for at least part of the acquisition consideration.  Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination thereof, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.

          We have no current arrangements or agreements to acquire other banks, thrifts, credit unions and financial service companies and branch offices.  However, we have had, and intend to continue to have, discussions with local financial institutions to determine whether they would be interested in exploring the possibility of our acquiring them after the offering is completed, and we have sufficient capital resources to fund an acquisition.  In addition, we have participated in, and intend to continue to participate in, sales processes initiated on behalf of local financial institutions that have made a decision to explore the possibility of a sale.  We have also explored, and intend to continue to explore, the possibility of acquiring financial service companies.  There can be no assurance that we will be able to consummate any acquisitions or establish any new branches.  See “Risk Factors—Our ability to successfully complete acquisitions will affect our ability to grow our franchise and compete effectively in our market areas.”

Approvals Required

          The affirmative vote of a majority of the total eligible votes of our members at the special meeting of members is required to approve the plan of conversion.  The plan of conversion also must be approved by the Office of Thrift Supervision, which has given its conditional approval.

          A special meeting of members to consider and vote upon the plan of conversion has been set for September 26 , 2007.

Effects of Conversion on Depositors, Borrowers and Members

          Continuity. While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. We will continue to be a federally chartered savings association and will continue to be regulated by the Office of Thrift Supervision. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers.  The directors serving Beacon Federal at the time of the conversion will be the directors of Beacon Federal and of Beacon Federal Bancorp, Inc., a Maryland corporation, after the conversion.

          Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Beacon Federal at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

          Effect on Loans. No loan outstanding from Beacon Federal will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

          Effect on Voting Rights of Members. At present, all of our depositors are members of, and have voting rights in, Beacon Federal as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Beacon Federal and will no longer have voting rights. Upon completion of the conversion, all voting rights in Beacon Federal will be vested in Beacon Federal Bancorp, Inc. as the sole stockholder of Beacon Federal.  The stockholders of Beacon Federal Bancorp, Inc. will possess exclusive voting rights with respect to Beacon Federal Bancorp, Inc. common stock.

          Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to Beacon Federal or its members. See “—Material Income Tax Consequences.”

          Effect on Liquidation Rights.  Each depositor in Beacon Federal has both a deposit account in Beacon Federal and a pro rata ownership interest in the net worth of Beacon Federal based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Beacon Federal. Any depositor who opens a deposit account obtains a pro rata ownership interest in Beacon Federal without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Beacon Federal, which is lost to the extent that the balance in the account is reduced or closed.

          Consequently, depositors in a mutual savings association normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that the association is completely liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Beacon Federal after other claims, including claims of depositors to the amounts of their deposits, are paid.

          In the unlikely event that Beacon Federal were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of the “liquidation account” to depositors as of February 28, 2006 and June 30, 2007 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to Beacon Federal Bancorp, Inc. as the holder of Beacon Federal’s capital stock. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.  See “—Liquidation Rights.”

Determination of Share Price and Number of Shares to be Issued

          The plan of conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial will receive a fee of $52,500, and will be reimbursed for its expenses.  RP Financial will receive an additional fee of $10,000 for each update to the valuation appraisal.  We have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

          The independent valuation appraisal considered the pro forma impact of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, subject to valuation adjustments applied by RP Financial to account for differences between us and our peer group.

          The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including our consolidated financial statements. RP Financial also considered the following factors, among others:

•	our present and projected results and financial condition;

•	the economic and demographic conditions in our existing market area;

•	certain historical, financial and other information relating to us;

•

a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly traded savings institutions located in the State of New York, Pennsylvania and Massachusetts;

•	the impact of the conversion and the offering on our equity and earnings potential;

•	our proposed dividend policy; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

          Included in the independent valuation were certain assumptions as to our pro forma earnings after the conversion that were utilized in determining the appraised value.  These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

          The independent valuation states that as of July 30 , 2007, the estimated pro forma market value of Beacon Federal Bancorp, Inc. ranged from $70.1 million to $94.9 million, with a midpoint of $82.5 million.  Our Board of Directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 7,012,500 shares, the midpoint of the offering range will be 8,250,000 shares and the maximum of the offering range will be 9,487,500 shares, or 10,910,625 shares if the maximum amount is adjusted because of demand for shares or changes in market conditions.

          The following table presents a summary of selected pricing ratios for Beacon Federal Bancorp, Inc. and our peer group companies identified by RP Financial.  Our pro forma price-to-core earnings multiple is based on earnings for the twelve months ended June 30 , 2007, while information for the peer group companies is based on earnings for the year ended March 31, 2007 or December 31, 2006.  Our pro forma price-to-book value and price-to-tangible book value ratios are based on our equity as of June 30 , 2007, while information for the peer group is based on equity as of March 31, 2007 or December 31, 2006.  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a premium of 78.0% on a price-to-core earnings basis, a discount of 36.6% on a price-to-book basis and a discount of 40.4% on a price-to-tangible book basis.  The pricing ratios result from our generally having higher levels of equity but lower earnings than the companies in the peer group on a pro forma basis.  Our Board of Directors, in reviewing and approving the valuation, considered the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering.  The appraisal did not consider one valuation approach to be more important than the other.  Instead, the appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing us, and the number of shares to be sold, in comparison to the peer group institutions.  Specifically, in approving the valuation, the board believed that Beacon Federal Bancorp, Inc. would not be able to sell its shares at a price-to-book value that was in line with the peer group without unreasonably exceeding the identified peer group on a price-to-core earnings basis.  The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion and offering.

	Pro forma price-to-core earnings multiple	Pro forma price-to-book value ratio	Pro forma price-to-tangible book value ratio

Beacon Federal Bancorp, Inc.
Maximum, as adjusted	38.22x	78.47%	78.47%
Maximum	35.32x	74.93	74.93
Minimum	29.30x	66.77	66.77
Valuation of peer group companies using stock prices as of July 30 , 2007
Averages	19.84x	118.24%	125.63%
Medians	18.00x	121.52	124.73

          Our Board of Directors reviewed the independent valuation and, in particular, considered the following:

•	Our financial condition and results of operations;

•	comparison of our financial performance ratios to those of other financial institutions of similar size; and

•	market conditions generally and, in particular, for financial institutions.

          All of these factors are set forth in the independent valuation. Our Board of Directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in our financial condition or market conditions generally. In the event the independent valuation is updated to amend our pro forma market value to less than $70.1  million or more than $109.1  million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to our registration statement.

          The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Beacon Federal as a going concern and should not be considered as an indication of the liquidation value of Beacon Federal. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

          Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $109.1 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 10,910,625 shares, to reflect changes in the market and financial conditions or demand for the shares.  We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers.  The subscription price of $10.00 per share will remain fixed.  See “—Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

          If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $109.1 million and a corresponding increase in the offering range to more than 10,910,625 shares, or a decrease in the minimum of the valuation range to less than $70.1 million and a corresponding decrease in the offering range to fewer than 7,012,500 shares, then we will promptly return with interest at our regular savings rate of interest all funds previously delivered to us to purchase shares of common stock and cancel deposit account withdrawal authorizations, and, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion.  Alternatively, we may hold a new offering, establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Office of Thrift Supervision in order to complete the conversion and the offering.  In the event that a resolicitation is commenced, we will promptly cancel deposit account withdrawal authorizations and return all funds received to subscribers as described above.  We will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time.  Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended by the Office of Thrift Supervision for periods of up to 90 days.

          An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

          Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at our main office and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

          In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority.  The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and as described below under “—Limitations on Common Stock Purchases.”

           Priority 1: Eligible Account Holders. Each depositor (including members of Marcy Federal Credit Union, which merged with Beacon Federal in December 2006) with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) on February 28, 2006 (an “Eligible Account Holder”) will receive, without payment therefore, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to 30,000 shares of our common stock or, if greater, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders, subject to the overall purchase limitations.  See “—Limitations on Common Stock Purchases.”  If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

          To ensure proper allocation of shares of our common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on February 28, 2006.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also our directors or executive officers or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding February 28, 2006.

          Priority 2: Tax-Qualified Plans.  Our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, will receive, without payment therefore, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering.

           Priority 3: Supplemental Eligible Account Holders.  To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee benefit plans, each depositor with a Qualifying Deposit on June 30, 2007 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefore, nontransferable subscription rights to purchase up to 30,000 shares of common stock or, if greater, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Supplemental Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Supplemental Eligible Account Holders, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.”  If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.  If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

          To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at June 30, 2007.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

          Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee benefit plans and Supplemental Eligible Account Holders, each depositor on the voting record date of July 31 , 2007 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefore, nontransferable subscription rights to purchase up to 30,000 shares of common stock, or, if greater, 0.10% of the total number of shares of common stock issued in the offering, subject to the overall purchase limitations.  See “—Limitations on Common Stock Purchases.”  If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated on a pro rata basis based on the size of the order of each Other Member whose order remains unfilled.

          Expiration Date. The Subscription Offering will expire at 4:30 p.m., local time, on September 14 , 2007, unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift Supervision, if necessary. Subscription rights will expire whether or not each eligible depositor or borrower can be located.  We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights that have not been exercised prior to the expiration date will become void.

          We will not execute orders until we have received orders to purchase at least the minimum number of shares of common stock.  If we have not received orders to purchase at least 7,012,500 shares within 45 days after the expiration date and the Office of Thrift Supervision has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at our regular savings rate and all deposit account withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration date is granted by the Office of Thrift Supervision, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at our regular savings rate and all deposit account withdrawal authorizations will be canceled.  We will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time.  Extensions may not go beyond September 26 , 2009, which is two years after the special meeting of our members to vote on the conversion.

Community Offering

          To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, our tax-qualified employee benefit plans, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering.  Shares may be offered with a preference to natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex.

          Subscribers in the community offering may purchase up to 30,000 shares of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

          If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person.  Thereafter, unallocated shares will be allocated among natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas

counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex, whose orders remain unsatisfied on an equal number of shares basis per order.

          The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex, has a present intent to remain within this community for a period of time and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature.  We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

          Expiration Date.  The community offering may begin during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering. We may decide to extend the community offering for any reason and are not required to give purchasers notice of any such extension unless such period extends beyond October 29 , 2007.  If we have not received orders to purchase 7,012,500 shares by October 29 , 2007, all funds delivered to us will be returned promptly to the subscribers with interest at our regular savings rate and all withdrawal authorizations will be canceled. If an extension is granted by the Office of Thrift Supervision, we will notify purchasers of the extension of time and of the rights of purchasers to place a new stock order for a specified period of time.  These extensions may not go beyond September 26 , 2009, which is two years after the special meeting of our members to vote on the conversion.

Syndicated Community Offering

          The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc., acting as our agent. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision.  See “—Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

          The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right to reject orders, in whole or in part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.  If your order is rejected in part, you will not have the right to cancel the remainder of your order.

          Purchasers in the syndicated community offering are eligible to purchase up to 30,000 shares of common stock, subject to the overall purchase limitations.  See “—Limitations on Common Stock

Purchases.”  We may begin the syndicated community offering at any time following the commencement of the subscription offering.

          If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible.  Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases by directors, officers, their associates and other persons in excess of the limitations provided in the plan of conversion and in excess of the proposed director purchases discussed earlier, although no purchases are currently intended. If other purchase arrangements cannot be made, we may do any of the following: terminate the offering and promptly return all funds; set a new offering range, notify all subscribers and give them the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted by the Office of Thrift Supervision.

Limitations on Common Stock Purchases

          The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

•	No person may purchase fewer than 25 shares of common stock or generally more than 30,000 shares;

•

Our tax-qualified stock benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%;

•

Except for the tax-qualified employee benefit plans, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than 40,000 shares in all categories of the offering combined; and

•

The maximum number of shares of common stock that may be purchased in all categories of the offering by our executive officers and directors and their associates, in the aggregate may not exceed 25% of the shares issued in the offering.

          Depending upon market or financial conditions, our Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of our members, may decrease or increase the purchase limitations.  If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and, in our sole discretion, some other large subscribers may be, given the opportunity to increase their subscriptions up to the then applicable limit.  The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.

          In the event of an increase in the offering range of up to 15% of the total number of shares of common stock offered in the offering, shares will be allocated in the following order of priority in accordance with the plan of conversion:

(1)	to fill our tax-qualified employee benefit plans’ subscriptions for up to 10% of the total number of shares of common stock issued in the offering;

(2)

in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

(3)

to fill unfulfilled subscriptions in the community offering, with preference given first to natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego, the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White, the Texas counties of Gregg, Rusk, Smith and Cherokee, and the Massachusetts county of Middlesex.

          The term “associate” of a person means:

(1)	any corporation or organization, other than Beacon Federal or a majority-owned subsidiary of Beacon Federal, of which the person is a senior officer, partner or 10% beneficial stockholder;

(2)

any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a fiduciary capacity, excluding any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a fiduciary capacity; and

(3)	any blood or marriage relative of the person, who either lives in the same home as the person or who is a director or officer of Beacon Federal or Beacon Federal Bancorp, Inc.

The term “acting in concert” means:

(1)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(2)

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

          A person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

          Our directors are not treated as associates of each other solely because of their membership on the Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert.  Shares of common stock purchased in the offering will be freely transferable except for shares purchased by our executive officers and directors and except as described below.  Any purchases made by any associate of Beacon Federal or Beacon Federal Bancorp, Inc. for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.  In addition, under the guidelines of the National Association of Securities Dealers, Inc., members of the National Association of Securities Dealers and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.  For a further discussion of limitations on purchases of shares of our common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares After Conversion” and “Restrictions on Acquisition of Beacon Federal Bancorp, Inc.”

Marketing and Distribution; Compensation

          Offering materials have been initially distributed to certain persons by mail, with additional copies made available through our Conversion Center.

          We have engaged Keefe, Bruyette & Woods, Inc., Inc., a broker-dealer registered with the National Association of Securities Dealers, as a financial and marketing advisor in connection with the offering of our common stock.  In its role as financial and marketing advisor, Keefe, Bruyette & Woods, Inc., Inc. will assist us in the offering as follows:

•	consulting as to the securities marketing implications of any aspect of the plan of conversion or any related corporate documents;

•	reviewing with our Board of Directors the securities marketing implications of the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including this prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting us in scheduling and preparing for meetings with potential investors and broker-dealers;

•	providing conversion agent services; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

          For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of .80% of the aggregate dollar amount of the common stock sold in the subscription and community offerings if the conversion is consummated, excluding in each case shares purchased by our tax qualified employee benefit plans and shares purchased by our directors, officers and employees and their immediate families.  For these services, we have made an advance payment of $40,000 to Keefe, Bruyette & Woods, Inc.

          The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc.  In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers.  Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.  If there is a syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a management fee of 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.  The total fees payable to Keefe, Bruyette & Woods, Inc. and other NASD member firms in the syndicated community offering will not exceed 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

          We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses (including legal fees and expenses) associated with its marketing effort, up to a maximum of $75,000 unless otherwise agreed by us.  If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will only receive reimbursement of its reasonable out-of-pocket expenses and will return any amounts paid or advanced by us in excess of these expenses. We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the common stock, including liabilities under the Securities Act of 1933.

          Our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other trained employees of Beacon Federal or its affiliates may assist in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature.  No offers or sales may be made by tellers or at the teller counters.  All sales activity will be conducted in a segregated or separately identifiable area of our main office facility apart from the area accessible to the general public.  Other questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc.  Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock.  We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

          The offering will comply with the requirements of Rule 10b-9 under the Securities Exchange Act of 1934.

Procedure for Purchasing Shares

          Expiration Date. The offering will expire at 4:30 p.m., local time, on September 14 , 2007, unless we extend it for up to 45 days, with the approval of the Office of Thrift Supervision, if required. This extension may be approved by us, in our sole discretion, without further approval or additional notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond October 29 , 2007 would require the Office of Thrift Supervision’s approval.  All funds delivered to us to purchase shares of common stock in the offering would be returned promptly to the subscribers with interest at our regular savings rate and all deposit account withdrawal authorizations would be canceled.  Potential purchasers would be given the right to place new orders for common stock.  If we have not received orders to purchase the minimum number of shares offered in the offering by the expiration date or any extension thereof, we may terminate the offering and promptly refund all funds received for shares of common stock.  If the number of shares offered is reduced below the minimum of the offering range, or increased above the adjusted maximum of the offering range, we will promptly return all funds previously delivered to us to purchase shares of common stock with interest at our regular savings rate and all deposit account withdrawal authorizations will be canceled.  Subscribers may be resolicited with the approval of the Office of Thrift Supervision.

          To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to the expiration date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. Subscription funds will be maintained in a segregated account at Beacon Federal or at another insured depository institution and will earn interest at our regular savings rate from the date of receipt.

          We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds delivered to us, with interest at our regular savings rate from the date of receipt.

          We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

          Use of Order Forms. In order to purchase shares of common stock in the subscription offering and community offering, you must complete an order form and remit full payment.  We will not be required to accept incomplete order forms, unsigned order forms, orders submitted on photocopied or facsimiled order forms. We must receive all order forms prior to 4:30 p.m., local time, on September 14 , 2007. We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions.  A postmark prior to September 14 , 2007 will not entitle you to purchase shares of common stock unless we receive the envelope by September 14 , 2007.  We are not required to notify subscribers of incomplete or improperly executed order forms.  We have the right to permit the correction of incomplete or improperly executed order forms or waive immaterial irregularities.  We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects.  You may submit your order form and payment by mail using the return envelope provided, by bringing your order form to our Conversion Center or by overnight delivery to the indicated address on the order form. Once tendered, an order form cannot be modified or revoked without our consent.  We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.  If you are ordering shares, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.  Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final, subject to the authority of the Office of Thrift Supervision.

          By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Beacon Federal or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

          Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

(1)	personal check, bank check or money order, payable to Beacon Federal Bancorp, Inc.; or

(2)	authorization of withdrawal from Beacon Federal deposit accounts designated on the order form.

          Appropriate means for designating withdrawals from deposit accounts at Beacon Federal are provided in the order forms. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at our current regular savings rate subsequent to the withdrawal.  In the case of payments made by check or money order, these funds must be available in the account(s) and will be immediately cashed and placed in a segregated account at Beacon Federal and/or another insured depository institution and will earn interest at our regular savings rate from the date payment is received until the offering is completed or terminated.

          You may not use a check drawn on a Beacon Federal line of credit, and we will not accept third-party checks (a check written by someone other than you) payable to you and endorsed over to Beacon Federal Bancorp, Inc.  If you request that we place a hold on your checking account for the subscription amount, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account.  Once we receive your executed order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by the expiration date, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

          If you are interested in using your individual retirement account funds to purchase shares of common stock, you must do so through a self-directed individual retirement account such as a brokerage firm individual retirement account.  By regulation, Beacon Federal’s individual retirement accounts are not self-directed, so they cannot be invested in shares of our common stock.  Therefore, if you wish to use your funds that are currently in a Beacon Federal individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock.  The funds you wish to use for the purchase of common stock will have to be transferred to a brokerage account.  It may take several weeks to transfer your Beacon Federal individual retirement account to an independent trustee, so please allow yourself sufficient time to take this action.  There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers.  Depositors interested in using funds in an individual retirement account or any other retirement account to purchase shares of common stock should contact our Conversion Center as soon as possible, preferably at least two weeks prior to the end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held.  We cannot guarantee that you will be able to use such funds.

          We will have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the offering.  This payment may be made by wire transfer.

          Our employee stock ownership plan will not be required to pay for any shares purchased in the offering until consummation of the offering, provided there is a loan commitment from an unrelated financial institution or Beacon Federal Bancorp, Inc. to lend to the employee stock ownership plan the necessary amount to fund the purchase.

          Regulations prohibit Beacon Federal from knowingly lending funds or extending credit to any persons to purchase shares of common stock in the offering.

          Delivery of Stock Certificates. Certificates representing shares of common stock issued in the offering and Beacon Federal checks representing any applicable refund and/or interest paid on subscriptions made by check or money order will be mailed to the persons entitled thereto at the certificate registration address noted on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. Any certificates returned as undeliverable will be held by the transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.

          Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.  In addition, we are not required to offer shares of common stock to any person who resides in a foreign country.

Restrictions on Transfer of Subscription Rights and Shares

          Office of Thrift Supervision regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account.  Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

          We intend to pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

          If you have any questions regarding the offering, please call or visit our Stock Information Center, toll free, at 1-866-662-7477 , Monday between 11:00 a.m. and 4:30 p.m., local time, Tuesday through Thursday between 9:00 a.m. and 4:30 p.m., local time, and Friday between 9:00 a.m. and noon, local time, or visit the Stock Information Center located at 6311 Court Street Road, East Syracuse, NY 13057.  The Stock Information Center will be closed weekends and bank holidays.

Liquidation Rights

          In the unlikely event of a complete liquidation of Beacon Federal prior to the conversion, all claims of creditors of Beacon Federal, including those of depositors of Beacon Federal (to the extent of their deposit balances), would be paid first. Then, if there were any assets of Beacon Federal remaining, members of Beacon Federal would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Beacon Federal immediately prior to liquidation. In the unlikely event that Beacon Federal were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to certain depositors, with any assets remaining thereafter distributed to Beacon Federal Bancorp, Inc. as the holder of Beacon Federal capital stock. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

          The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the total equity of Beacon Federal as of the date of its latest balance sheet contained in this prospectus.

          The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Beacon Federal after the conversion with a liquidation interest in the unlikely event of the complete liquidation of Beacon Federal after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Beacon Federal, would be entitled, on a complete liquidation of Beacon Federal after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of Beacon Federal Bancorp, Inc.  Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Beacon Federal on February 28, 2006 and June 30, 2007, respectively.  Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on February 28, 2006 and June 30, 2007, respectively, bears to the balance of all deposit accounts in Beacon Federal on such dates.

          If, however, on any December 31 annual closing date commencing on or after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on February 28, 2006 and June 30, 2007, as applicable, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Beacon Federal Bancorp, Inc., as the sole stockholder of Beacon Federal.

Material Income Tax Consequences

          Consummation of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that the conversion will not be a taxable transaction to Beacon Federal, Beacon Federal Bancorp, Inc., Eligible Account Holders, Supplemental Eligible Account Holders, and other members of Beacon Federal.  Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Beacon Federal or Beacon Federal Bancorp, Inc. would prevail in a judicial proceeding.

          Beacon Federal and Beacon Federal Bancorp, Inc. have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.	The conversion of Beacon Federal to a federally chartered stock savings association will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

2.	Neither Beacon Federal Bancorp, Inc., nor Beacon Federal will recognize any gain or loss upon the transfer of assets of Beacon Federal Bancorp, Inc. to Beacon Federal in exchange for shares of common stock of Beacon Federal. (Sections 361 and 1032(a) of the Internal Revenue Code).

3.

The basis of the assets of Beacon Federal Bancorp, Inc. and the holding period of such assets to be received by Beacon Federal will be the same as the basis and holding period in such assets in the hands of Beacon Federal Bancorp, Inc. immediately before the exchange.  (Sections 362(b) and 1223(2) of the Internal Revenue Code).

4.

None of Beacon Federal, nor Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, will recognize any gain or loss on the transfer of the assets of Beacon Federal, in its mutual form, to Beacon Federal, in its stock form, in exchange for an interest in a liquidation account established in Beacon Federal, in its stock form, for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who remain depositors of Beacon Federal, in its stock form, and nontransferable subscription rights to purchase shares of Beacon Federal Bancorp, Inc. common stock.

5.

It is more likely than not that the nontransferable subscription rights have no value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the subscription price for the shares of common stock in the offering.  Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Beacon Federal Bancorp, Inc. common stock, provided that the amount to be paid for Beacon Federal Bancorp, Inc. common stock is equal to the fair market value of Beacon Federal Bancorp, Inc. common stock.

6.

The basis of the shares of Beacon Federal Bancorp, Inc. common stock purchased in the offering will be the purchase price.  The holding period of the Beacon Federal Bancorp, Inc. common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

7.	No gain or loss will be recognized by Beacon Federal Bancorp, Inc. on the receipt of money in exchange for shares of Beacon Federal Bancorp, Inc. common stock sold in the offering.

          In the view of RP Financial, LC. (which is acting as independent appraiser of the value of the shares of Beacon Federal Bancorp, Inc. common stock in connection with the conversion), which view is not binding on the Internal Revenue Service, the subscription rights do not have any value for the reasons set forth above.   If the subscription rights granted to Eligible Account Holders and Supplemental Eligible Account Holders are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders and Supplemental Eligible Account Holders who exercise the subscription rights in an amount equal to their value, and Beacon Federal Bancorp, Inc. could recognize gain on a distribution.  Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

          The Internal Revenue Service has announced that it will not issue private letter rulings with respect to the issue of whether nontransferable rights have value.  Unlike private letter rulings, an opinion of counsel or the view of an independent appraiser is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein.  Depending on the conclusion or conclusions with which the Internal Revenue Service disagrees, the Internal Revenue

Service may take the position that the transaction is taxable to any one or more of Beacon Federal, the members of Beacon Federal, Beacon Federal Bancorp, Inc. and the Eligible Account Holders and Supplemental Eligible Account Holders who exercise their subscription rights.  In the event of a disagreement, there can be no assurance that Beacon Federal Bancorp, Inc. or Beacon Federal would prevail in a judicial or administrative proceeding.

          The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to Beacon Federal Bancorp, Inc.’s registration statement.  Advice regarding the New York state income tax consequences consistent with the federal tax opinion has been issued by Crowe Chizek and Company LLC, tax advisors to Beacon Federal and Beacon Federal Bancorp, Inc.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

           The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. All shares of common stock purchased in the offering by a director or an executive officer of Beacon Federal generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of Beacon Federal Bancorp, Inc. also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934.

          Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any recognition and retention plans or restricted stock plans.

          Office of Thrift Supervision regulations prohibit Beacon Federal Bancorp, Inc. from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases. After one year, the Office of Thrift Supervision does not impose any repurchase restrictions.

RESTRICTIONS ON ACQUISITION OF BEACON FEDERAL BANCORP, INC.

          Although the Board of Directors of Beacon Federal Bancorp, Inc. is not aware of any effort that might be made to obtain control of Beacon Federal Bancorp, Inc. after the conversion, the Board of Directors believes that it is appropriate to include certain provisions as part of Beacon Federal Bancorp, Inc.’s articles of incorporation to protect the interests of Beacon Federal Bancorp, Inc. and its stockholders from takeovers which our Board of Directors might conclude are not in the best interests of Beacon Federal, Beacon Federal Bancorp, Inc. or Beacon Federal Bancorp, Inc.’s stockholders.

          The following discussion is a general summary of the material provisions of Beacon Federal Bancorp, Inc.’s articles of incorporation and bylaws, Beacon Federal’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Beacon Federal Bancorp, Inc.’s articles of incorporation and bylaws and Beacon Federal’s stock charter and bylaws, reference should be made in each case to the document in question, each of which is part of Beacon Federal’s application for conversion with the Office of Thrift Supervision and Beacon Federal Bancorp, Inc.’s registration statement filed with the Securities and Exchange Commission.  See “Where You Can Find Additional Information.”

Beacon Federal Bancorp, Inc.’s Articles of Incorporation and Bylaws

          Beacon Federal Bancorp, Inc.’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts.  As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of Beacon Federal Bancorp, Inc. more difficult.

          Directors. The Board of Directors will be divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of our Board of Directors.  Further, the articles of incorporation and bylaws authorize the Board of Directors to fill any vacancies so created, including any vacancy created by an increase in the number of directors, by a two-thirds vote of directors then in office.  The bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

          Restrictions on Call of Special Meetings.  The bylaws provide that special meetings of stockholders can be called by the President, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors.  Special meetings of stockholders shall also be called upon the upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

          Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

          Limitation of Voting Rights.   The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

          Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed from office only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”)

          Authorized but Unissued Shares.  After the conversion, Beacon Federal Bancorp, Inc. will have authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock.” The articles of incorporation authorize 100,000,000 shares of common stock and 50,000,000 shares of serial preferred stock.  The Board of Directors of Beacon Federal Bancorp, Inc. may amend the articles of incorporation, without action by the stockholders, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Beacon Federal Bancorp, Inc. has authority to issue.  In addition, the Board of Directors of Beacon Federal Bancorp, Inc. is authorized, without further approval of the stockholders, to issue additional shares of preferred stock from time to time in series, and the Board of Directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of Beacon Federal Bancorp, Inc. that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Beacon Federal Bancorp, Inc.  The Board of Directors has no present plan or understanding to issue any preferred stock.

          Amendments to Articles of Incorporation and Bylaws. Maryland law provides that, subject to limited exceptions, the amendment or repeal of any provision of our articles of incorporation requires the approval of at least two-thirds shares of common stock entitled to vote on the matter (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).  Our articles of incorporation, however, provide that if a proposed amendment or repeal is approved by at least two-thirds of the total number of authorized directors, assuming no vacancies, of Beacon Federal Bancorp, Inc., the proposed amendment or repeal need only be approved by a majority of the shares entitled to vote on the matter (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).  Maryland law and our articles of incorporation also provide that, in any event, the proposed amendment or repeal of any provision of our articles of incorporation must be approved and deemed advisable by our board of directors before it can be submitted for consideration at an annual or special meeting.  Notwithstanding the foregoing, our articles of incorporation provide that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

•	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

•	The inability of stockholders to act by written consent;

•	The division of the Board of Directors into three staggered classes;

•	The ability of the Board of Directors to fill vacancies on the board;

•	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

•	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

•	The ability of the Board of Directors to amend and repeal the bylaws; and

•	The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Beacon Federal Bancorp, Inc.

          The bylaws may be amended by the affirmative vote of a majority of our directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Conversion Regulations

          Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Office of Thrift Supervision, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Office of Thrift Supervision has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution.  However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

          Under the Change in Bank Control Act, no person may acquire control of an insured federal savings association or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings association without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.

          Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association’s stock who do not intend to participate in or seek to exercise control over a savings association’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

          The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF CAPITAL STOCK

General

          At the effective date, Beacon Federal Bancorp, Inc. will be authorized to issue 100,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Beacon Federal Bancorp, Inc. currently expects to issue in the offering up to 9,487,500 shares of common stock, subject to adjustment.  Beacon Federal Bancorp, Inc. will not issue shares of preferred stock in the conversion. Each share of Beacon Federal Bancorp, Inc. common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock.

Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

          The shares of common stock of Beacon Federal Bancorp, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

          Dividends. Beacon Federal Bancorp, Inc. may pay dividends out of statutory surplus or from net earnings if, as and when declared by our Board of Directors. The payment of dividends by Beacon Federal Bancorp, Inc. is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Beacon Federal Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If Beacon Federal Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

          Voting Rights. Upon consummation of the conversion, the holders of common stock of Beacon Federal Bancorp, Inc. will have exclusive voting rights in Beacon Federal Bancorp, Inc.  They will elect Beacon Federal Bancorp, Inc.’s Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  Any person who beneficially owns more than 10% of the then-outstanding shares of Beacon Federal Bancorp, Inc.’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit.  If Beacon Federal Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

          As a federal stock savings association, corporate powers and control of Beacon Federal are vested in its Board of Directors, who elect the officers of Beacon Federal and who fill any vacancies on the Board of Directors. Voting rights of Beacon Federal are vested exclusively in the owners of the shares of capital stock of Beacon Federal, which will be Beacon Federal Bancorp, Inc., and voted at the direction of Beacon Federal Bancorp, Inc.’s Board of Directors.  Consequently, the holders of the common stock of Beacon Federal Bancorp, Inc. will not have direct control of Beacon Federal.

          Liquidation. In the event of any liquidation, dissolution or winding up of Beacon Federal, Beacon Federal Bancorp, Inc., as the holder of 100% of Beacon Federal’s capital stock, would be entitled to receive all assets of Beacon Federal available for distribution, after payment or provision for payment of all debts and liabilities of Beacon Federal, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Beacon Federal Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Beacon Federal Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

          Preemptive Rights. Holders of the common stock of Beacon Federal Bancorp, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the Board of Directors. The common stock is not subject to redemption.

Preferred Stock

          None of the shares of Beacon Federal Bancorp, Inc.’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

          The transfer agent and registrar for Beacon Federal Bancorp, Inc.’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

          The consolidated financial statements of Beacon Federal as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, appearing elsewhere in this prospectus have been included herein and in the registration statement in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, which is included herein and upon the authority of that firm as experts in accounting and auditing.

          RP Financial, LC. has consented to the publication herein of the summary of its report to Beacon Federal Bancorp, Inc. setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

LEGAL MATTERS

          Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Beacon Federal Bancorp, Inc. and Beacon Federal, will issue to Beacon Federal Bancorp, Inc. its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion.  Certain legal matters will be passed upon for Keefe, Bruyette and Woods, Inc. by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          Beacon Federal Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement.  Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates.  The Securities and Exchange Commission telephone number is 1-800-SEC-0330.  In addition, the Securities and Exchange Commission maintains a web site

(http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Beacon Federal Bancorp, Inc.  The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

          Beacon Federal has filed with the Office of Thrift Supervision an Application on Form AC with respect to the conversion. This prospectus omits certain information contained in the application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision, located at Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.  Our Plan of Conversion is available, upon request, at each of our branch offices.

          In connection with the offering, Beacon Federal Bancorp, Inc. will register its common stock under Section 12(g) of the Securities Exchange Act of 1934 and, upon such registration, Beacon Federal Bancorp, Inc. and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.  Under the plan of conversion and reorganization, Beacon Federal Bancorp, Inc. has undertaken that it will not terminate such registration for a period of at least three years following the offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF BEACON FEDERAL

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets at March 31, 2007 (Unaudited) and December 31, 2006 and 2005	F-2

Consolidated Statements of Income for the three months ended March 31, 2007 and 2006 (Unaudited) and the years ended December 31, 2006, 2005 and 2004	F-3

Consolidated Statements of Equity for the three months ended March 31, 2007 (Unaudited) and the years ended December 31, 2006, 2005 and 2004	F-4

Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006 (Unaudited) and the years ended December 31, 2006, 2005 and 2004	F-5

Notes to Consolidated Financial Statements	F-7

***

Separate financial statements for Beacon Federal Bancorp, Inc. have not been included in this prospectus because Beacon Federal Bancorp, Inc. has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
Beacon Federal
East Syracuse, New York

We have audited the accompanying consolidated balance sheets of Beacon Federal as of December 31, 2006 and 2005, and the related consolidated statements of income, statements of equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beacon Federal as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Livingston, New Jersey
May 30, 2007

BEACON FEDERAL

CONSOLIDATED BALANCE SHEETS

March 31, 2007 (Unaudited) and December 31, 2006 and 2005
(Dollars in thousands)

	March 31,	December 31,

	2007	2006	2005

	(Unaudited)
ASSETS
Cash and due from financial institutions	$6,284	$8,799	$10,697
Federal funds sold	25,900	—	1,230

Cash and cash equivalents	32,184	8,799	11,927
Interest-bearing deposits in other financial institutions	1,835	2,135	85
Securities held to maturity (fair value of $36,129, $36,874 and $42,331, respectively)	36,803	37,706	43,334
Securities available for sale	8,885	8,852	4
Loans, net of allowance for loan losses of $5,311 $5,192 and $4,437, respectively	557,211	537,097	449,148
Federal Home Loan Bank stock of New York	3,807	4,091	3,264
Premises and equipment, net	3,912	3,717	3,886
Accrued interest receivable	2,184	2,233	1,653
Foreclosed and repossessed assets	844	952	174
Other assets	1,403	2,087	1,624

Total assets	$649,068	$607,669	$515,099

LIABILITIES AND EQUITY
Deposits	$519,567	$471,137	$390,501
Federal Home Loan Bank advances	67,600	73,900	59,000
Securities sold under agreement to repurchase	15,227	15,227	21,714
Accrued interest payable and other liabilities	1,966	3,160	1,944

Total liabilities	604,360	563,424	473,159

Commitments and contingencies (notes 12 and 13)
Accumulated other comprehensive income (loss), net	10	(9)	—
Retained earnings - substantially restricted	44,698	44,254	41,940

Total equity	44,708	44,245	41,940

Total liabilities and equity	$649,068	$607,669	$515,099

See accompanying notes to consolidated financial statements.

BEACON FEDERAL

CONSOLIDATED STATEMENTS OF INCOME
Three Months Ended March 31, 2007 and 2006 (Unaudited)
and Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Interest and dividend income:
Loans, including fees	$8,432	$6,558	$29,370	$23,095	$19,206
Securities	532	484	2,199	2,066	1,223
FHLB stock	26	36	238	122	43
Federal funds sold and other	107	137	540	346	229

Total interest income	9,097	7,215	32,347	25,629	20,701

Interest expense:
Deposits	4,826	2,724	14,424	8,036	4,686
FHLB advances	854	619	2,897	1,816	1,616
Securities sold under agreement to repurchase	146	202	754	690	291

Total interest expense	5,826	3,545	18,075	10,542	6,593

Net interest income	3,271	3,670	14,272	15,087	14,108
Provision for loan losses	193	182	1,066	1,225	1,440

Net interest income after provision for loan losses	3,078	3,488	13,206	13,862	12,668

Noninterest income:
Service charges	570	559	2,344	2,429	2,384
Commission income	138	123	388	387	688
Gain (loss) on sale of loans	—	—	(4)	10	27
Gain on sale of securities available for sale	—	—	124	—	—
Gain on sale of premises and equipment	—	—	—	10	13
Other	44	45	202	327	189

Total noninterest income	752	727	3,054	3,163	3,301

Noninterest expense:
Salaries and employee benefits	1,689	1,655	7,467	5,350	5,030
Occupancy and equipment	294	269	1,038	1,159	1,199
Advertising and marketing	98	88	361	412	281
Telephone, delivery and postage	133	68	338	348	365
Supplies	150	104	416	340	344
Audit and examination	84	62	322	277	265
Provision for loss on foreclosed assets	110	—	—	—	—
Other	548	450	2,128	1,859	1,914

Total noninterest expense	3,106	2,696	12,070	9,745	9,398

Income before income taxes	724	1,519	4,190	7,280	6,571

Income tax expense	280	565	1,876	2,766	2,493

Net income	$444	$954	$2,314	$4,514	$4,078

See accompanying notes to consolidated financial statements.

BEACON FEDERAL

CONSOLIDATED STATEMENTS OF EQUITY
Three Months Ended March 31, 2007 (Unaudited)
and Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings	Total Equity

Balance at January 1, 2004, as previously reported	$—	$29,201	$29,201
Restatement for pooling of interests	—	4,147	4,147

Balance at January 1, 2004, as restated	—	33,348	33,348
Net income	—	4,078	4,078

Balance at December 31, 2004	—	37,426	37,426
Net income	—	4,514	4,514

Balance at December 31, 2005	—	41,940	41,940

Change in unrealized gain, net of tax of $42	66	—	66
Reclass for gain on sale of securities included in income, net of tax of $49	(75)		(75)
Net income	—	2,314	2,314

Total comprehensive income			2,305

Balance at December 31, 2006	(9)	44,254	44,245

Change in unrealized gain, net of tax of $12 (unaudited)	19	—	19
Net income (unaudited)	—	444	444

Total comprehensive income (unaudited)			463

Balance at March 31, 2007 (unaudited)	$10	$44,698	$44,708

See accompanying notes to consolidated financial statements.

BEACON FEDERAL

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2007 and 2006 (Unaudited)
and Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Cash flows from operating activities:
Net income	$444	$954	$2,314	$4,514	$4,078
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for loan losses	193	182	1,066	1,225	1,440
Loss on foreclosed assets	110	—	—	—	—
Depreciation and amortization	100	111	440	614	599
Amortization of net deferred loan costs	185	182	816	749	494
Net amortization of premiums and discounts on securities	19	(14)	116	274	55
Net loss (gain) on sale of loans	—	—	4	(10)	(27)
Originations of loans held for sale	—	(54)	(559)	(2,606)	(2,151)
Proceeds from loans held for sale	—	54	555	2,616	2,178
Gain on sale of available for sale securities	—	—	(124)	—	—
Net gain on sale of premises and equipment	—	—	—	(10)	(13)
Net change in:
Accrued interest receivable	49	55	(580)	(675)	(216)
Other assets	671	225	(457)	(901)	504
Accrued interest payable and other liabilities	(1,194)	(1,125)	1,216	369	774

Net cash provided by (used for) operating activities	577	570	4,807	6,159	7,715

Cash flows from investing activities:
Purchase of FHLB stock	(1,017)	(1,161)	(827)	(314)	(2,000)
Redemption of FHLB stock	1,301	933	—	—	1,000
Purchase of interest-bearing deposits	—	(5,620)	(2,050)	—	(198)
Maturities of interest-bearing deposits	300	—	—	6,292	554
Securities held to maturity:
Maturities, prepayments and calls	883	1,779	7,029	14,351	11,558
Purchases	—	—	(1,499)	(20,589)	(25,036)
Securities available for sale:
Maturities, prepayments and calls	—	—	33	—	—
Purchases	—	—	(13,120)	—	—
Proceeds from sale	—	—	4,330	—	—
Loan originations and payments, net	(20,492)	(16,014)	(90,609)	(78,787)	(89,705)
Proceeds from sale of premises and equipment	—	—	—	10	294
Purchase of premises and equipment	(295)	(37)	(271)	(25)	(381)
Proceeds from (additions to) foreclosed and repossessed assets	(2)	24	—	—	23

Net cash provided by (used for) investing activities	$(19,322)	$(20,096)	$(96,984)	$(79,062)	$(103,891)

BEACON FEDERAL

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2007 and 2006 (Unaudited)
and Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

Continued

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Cash flows from financing activities:
Net change in deposits	$48,430	$35,482	$80,636	$59,437	$54,263
Proceeds from FHLB advances	153,200	27,190	50,900	15,000	23,000
Repayment of FHLB advances	(159,500)	(22,190)	(36,000)	(12,000)	(6,000)
Proceeds from securities sold under agreement to repurchase	—	—	—	7,487	14,227
Repayments of securities sold under agreement to repurchase	—	—	(6,487)	—	—

Net cash provided by (used for) financing activities	42,130	40,482	89,049	69,924	85,490

Net change in cash and cash equivalents	23,385	20,956	(3,128)	(2,979)	(10,686)
Cash and cash equivalents at beginning of period	8,799	11,927	11,927	14,906	25,592

Cash and cash equivalents at end of period	$32,184	$32,883	$8,799	$11,927	$14,906

Supplemental cash flow information:
Interest paid	$5,808	$3,264	$17,898	$10,443	$6,059
Income taxes paid	31	251	2,508	3,501	1,910
Real estate and repossessions acquired in settlement of loans	$—	$—	$951	$141	$—
Loans originated to finance the sale of foreclosed real estate	—	—	173	—	—

See accompanying notes to consolidated financial statements.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 (Unaudited) and December 31, 2006 and 2005
and Three Months Ended March 31, 2007 and 2006 (Unaudited)
and Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include Beacon Federal (Bank); and the Bank’s wholly owned subsidiary, Beacon Comprehensive Services (BCS).  Intercompany transactions and balances are eliminated in consolidation.

The Bank provides financial services through its offices in New York, Massachusetts, Texas, and Tennessee.  Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans.  Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.  Commercial loans are expected to be repaid from cash flow from operations of businesses.  There are no significant concentrations of loans to any one industry or customer.  However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.  Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis.  As a result, all of the Bank’s operations are considered by management to be aggregated in one reportable operating segment. The Bank’s subsidiary, BCS, sells insurance and investment products and provides tax-preparation services.

Prior to its conversion to a savings institution charter, the Bank operated as a credit union with its sponsors operating primarily in Central New York.  Consequently, a substantial amount of the Bank’s business activity (loans and deposits) was with customers who are concentrated by a common employer or within a relatively small geographic region.

Unaudited Interim Financial Statements
The interim consolidated financial statements at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and the related footnote information are unaudited. Such unaudited interim financial statements have been prepared in accordance with the requirements for presentation of interim financial statements of Regulation S-X and are in accordance with U.S. generally accepted accounting principles. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the results of operations for the interim periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year or any other interim period.

Reorganization:  On January 22, 2004, the Bank, with the consent of its members, reorganized into Beacon Federal Financial Services, MHC, a mutual holding company (MHC); formed Beacon Federal Financial Services, Inc., a new holding company (Holding Company); and established Beacon Federal, a new savings bank.  On December 11, 2006, members of the MHC approved a plan to dissolve the MHC and Holding Company and reorganize the Bank as a federal mutual savings association.  On December 29, 2006, the Bank merged with Marcy Federal Credit Union (Marcy), which was accounted for as a pooling of interests (see Note 15).

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:  To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.  The allowance for loan losses is particularly subject to change.

Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.  Cash and cash equivalents include interest-bearing deposits in other financial institutions of $3,797, $4,315 and $6,205 at March 31, 2007 (unaudited) and December 31, 2006 and 2005, respectively.

Comprehensive Income (Loss):  Comprehensive income (loss) consists of net income and the unrealized gains and losses on securities available for sale, (AFS), net of taxes, which is also recognized as a separate component of equity. There was no unrealized gain or loss on securities AFS, net of tax at March 31, 2006 (unaudited). Comprehensive income was $954 for the three months ended March 31, 2006 (unaudited).

Securities:  Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity.  Debt securities are classified as available for sale when they might be sold before maturity.  Equity securities with readily determinable fair values are classified as available for sale.  Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.  The Bank does not purchase securities for trading purposes.  Federal Home Loan Bank stock is carried at cost, which represents redemption value, and periodically evaluated for impairment based on ultimate recovery of par value.  Dividends received on such stock are reported as income.  The Bank is a member of the Federal Home Loan Bank system.  The required investment in the common stock is based upon a certain percentage of the Bank’s assets and advances.

Interest income includes amortization of purchase premium or discount.  Premiums and discounts on securities are amortized using the interest method based upon anticipated prepayments.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Bank’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.  There were no loans held for sale at March 31, 2007 (unaudited), December 31, 2006 or 2005.  The carrying amount and fair value of mortgage servicing rights were not significant at March 31, 2007 (unaudited), December 31, 2006 and 2005.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage loans held for sale are generally sold with servicing rights retained.  The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right.  Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Servicing fee income is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan costs and allowance for loan losses.  Interest income is accrued daily on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 120 days delinquent unless the loan is well-secured and in process of collection.  Consumer loans are typically charged off no later than 120 days past due.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received for loans placed on nonaccrual, is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience; the nature and volume of the portfolio; information about specific borrower situations; and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.  The Bank is subject to periodic examination by regulatory agencies that may require the Bank to record increases in the allowances based on their evaluation of available information.  There can be no assurance that the Bank’s regulators will not require further increases to the allowances.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.  The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when full payment under the loan terms is not expected.  Commercial and commercial real estate loans are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Costs after acquisition are expensed.  Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Buildings and related components are depreciated using the straight-line method with useful lives ranging from 4 to 39 years.  Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Long-Term Assets:  Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows.  If impaired, the assets are recorded at fair value.

Accrued Interest Receivable:  Interest on securities and loans is accrued as earned.  Accrued interest receivable as of March 31, 2007 (unaudited) and December 31, 2006 and 2005 is summarized as follows:

	March 31,	December 31,

	2007	2006	2005

	(Unaudited)
Securities	$250	$277	$258
Loans	1,934	1,956	1,395

	$2,184	$2,233	$1,653

Loan Commitments and Related Financial Instruments:  Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

Recent Accounting Pronouncements:   The following paragraphs summarize recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123(R)) “Share-Based Payment”.  SFAS No. 123(R) requires all entities to recognize compensation expense equal to the fair value of share-based payments such as stock options granted to employees.  SFAS No. 123(R) is effective for the first interim period after the effective date of the Conversion and Reorganization (see Note 16).  The effect on future operations will depend on the level of future option grants, vesting period of such options and fair value of options granted at such future dates.

In March 2005, the Securities and Exchange Commission (“SEC”) issued SEC Staff Accounting Bulletin No. 107 (SAB 107), which expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public entities.  The Bank will consider the guidance provided by SAB 107 as part of its adoption of SFAS No. 123(R).

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments  -  an amendment of FASB Statements No. 133 and No. 140.”  SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  SFAS No. 155 did not have a material impact on the Bank’s financial position or results of operation.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMEMNTS
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”  SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006.  SFAS No. 156 did not have a material impact on the Bank’s financial position or results of operation.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109” (FIN 48”).  This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition.  The Bank adopted the provisions of FIN 48, effective January 1, 2007.  No adjustments were recognized for uncertain tax positions.  The Bank is subject to U.S. Federal income taxes, as well as State of New York, Massachusetts, Texas and Tennessee income taxes.  Tax years ending December 31, 2004 through December 31, 2006 remain open to examination by these jurisdictions.  The Bank recognizes interest and penalties related to tax positions in income tax expense.  At March 31, 2007, there was no accrual for uncertain tax positions or related interest.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value and expand disclosures about fair values.  The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Bank does not expect SFAS No. 157 to have a material impact on the Bank’s financial position or results of operation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Entities shall report unrealized gains and losses on those items which the fair value option has been elected in earnings.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Bank is currently evaluating the requirements of the Statement and impact on the Bank’s financial position and results of operations.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMEMNTS
(Dollars in thousands)

NOTE 2 – SECURITIES

The amortized cost, unrealized gross gains and losses and fair values of securities were as follows:

March 31, 2007 (Unaudited)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Held to maturity:
Agencies due:
Within one year	$1,079	$—	$(5)	$1,074
After one through five years	750	—	(7)	743

	1,829	—	(12)	1,817

Mortgage backed securities	9,760	8	(279)	9,489
Collateralized mortgage obligations	25,214	—	(391)	24,823

	34,974	8	(670)	34,312

Total	$36,803	$8	$(682)	$36,129

Available for sale:
Mortgage backed securities	$3	$—	$—	$3
Collateralized mortgage obligations	8,865	30	(13)	8,882

Total	$8,868	$30	$(13)	$8,885

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Held to maturity:
Agencies due:
Within one year	$1,079	$—	$(8)	$1,071
After one through five years	750	—	(12)	738

	1,829	—	(20)	1,809

Mortgage backed securities	10,118	7	(327)	9,798
Collateralized mortgage obligations	25,759	15	(507)	25,267

	35,877	22	(834)	35,065

Total	$37,706	$22	$(854)	$36,874

Available for sale:
Mortgage backed securities	$3	$—	$—	$3
Collateralized mortgage obligations	8,864	12	(27)	8,849

Total	$8,867	$12	$(27)	$8,852

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMEMNTS
(Dollars in thousands)

NOTE 2 – SECURITIES (Continued)

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Held to maturity:
Agencies due:
Within one year	$1,083	$—	$(9)	$1,074
After one through five years	750	—	(8)	742

	1,833	—	(17)	1,816

Mortgage backed securities	12,197	12	(431)	11,778
Collateralized mortgage obligations	29,304	—	(567)	28,737

	41,501	12	(998)	40,515

Total	$43,334	$12	$(1,015)	$42,331

Available for sale:
Mortgage backed securities	$4	$—	$—	$4
Collateralized mortgage obligations	—	—	—	—

Total	$4	$—	$—	$4

Mortgage-backed securities, and to a lesser extent, collateralized mortgage obligations (CMOs) are issued by federal agencies, primarily FNMA and FHLMC. Privately issued CMOs generally carry a higher yield and greater degree of credit risk and liquidity risk than agency issues. Privately issued collateralized mortgage obligations, which have primarily a AAA credit rating, are summarized as follows:

	March 31, 2007 (Unaudited)		December 31, 2006		December 31, 2005

	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Held to maturity	$16,992	$16,736	$17,334	$17,007	$19,427	$19,109
Available for sale	8,865	8,882	8,864	8,849	—	—

	$25,857	$25,618	$26,198	$25,856	$19,427	$19,109

Securities with a carrying amount of $13,571, $13,958 and $20,209 at March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively, were pledged to secure securities sold under agreement to repurchase.

Proceeds from sales of securities available for sale and gross realized gains and losses on such sales were $4,330, $124 and $0, respectively, for 2006.  There were no gross realized gains or losses for the three months ended March 31, 2007 and 2006 (unaudited) or years ended December 31, 2005 and 2004.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMEMNTS
(Dollars in thousands)

NOTE 2 – SECURITIES (Continued)

Securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or Longer		Total

March 31, 2007 (Unaudited)	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss

Agencies	$1,817	$(12)	$—	$—	$1,817	$(12)
Mortgage-backed securities	—	—	9,179	(279)	9,179	(279)
Collateralized mortgage obligations	3,945	(12)	23,322	(392)	27,267	(404)

	$5,762	$(24)	$32,501	$(671)	$38,263	$(695)

	Less than 12 Months		12 Months or Longer		Total

December 31, 2006	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss

Agencies	$—	$—	$1,809	$(20)	$1,809	$(20)
Mortgage-backed securities	—	—	9,486	(327)	9,486	(327)
Collateralized mortgage obligations	3,931	(27)	23,750	(507)	27,681	(534)

	$3,931	$(27)	$35,045	$(854)	$38,976	$(881)

	Less than 12 Months		12 Months or Longer		Total

December 31, 2005	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss

Agencies	$1,738	$(16)	$78	$(1)	$1,816	$(17)
Mortgage-backed securities	3,104	(57)	8,203	(374)	11,307	(431)
Collateralized mortgage obligations	23,287	(388)	5,450	(179)	28,737	(567)

	$28,129	$(461)	$13,731	$(554)	$41,860	$(1,015)

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 2 – SECURITIES (Continued)

For all of the above securities, the unrealized losses are primarily due to changes in market interest rates and not credit quality of the issuers and, as such, are considered to be temporary by the Bank.  In addition, management of the Bank has the intent and ability to hold these securities for the foreseeable future and believes that the fair value of these securities will recover in the future.

NOTE 3 - LOANS, NET

Loans, net are summarized as follows:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
Real estate:
Residential, 1-4 family	$130,596	$120,615	$81,991
Multi-family	18,561	14,187	12,132
Commercial	59,059	61,526	44,897
Construction	5,674	5,286	4,474
Consumer - secured	83,438	83,069	74,168
Consumer - unsecured	9,710	10,243	11,849
Home equity loans	193,444	194,088	189,846
Commercial business loans	59,720	51,017	32,312

	560,202	540,031	451,669
Net deferred loan costs	2,320	2,258	1,916
Allowance for loan losses	(5,311)	(5,192)	(4,437)

	$557,211	$537,097	$449,148

Activity in the allowance for loan losses was as follows:

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Beginning balance	$5,192	$4,437	$4,437	$3,454	$2,458
Provision for loan losses	193	182	1,066	1,225	1,440
Loans charged off	(176)	(128)	(1,003)	(686)	(1,088)
Recoveries	102	80	692	444	644

Ending balance	$5,311	$4,571	$5,192	$4,437	$3,454

There was one loan impaired under SFAS No. 114 of $385 at March 31, 2007 (unaudited).  There were no impaired loans under SFAS No. 114 at December 31, 2006 or 2005.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 3 - LOANS, NET (Continued)

On occasion, the Bank originates single-family loans with high loan to value ratios exceeding 90 percent.  The Bank does not consider the level of such loans to be a significant concentration of credit risk as of the balance sheet dates presented within the consolidated financial statements.

Following is a summary of nonperforming loans:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
Nonaccrual loans	$—	$—	$692
Loans past due over 90 days still on accrual	—	4	44
Impaired loan	385	—	—

Total nonperforming loans	$385	$4	$736

The allowance for losses on the impaired loan was $342 at March 31, 2007 (unaudited).  The average balance of the impaired loan for the three months ended March 31, 2007 (unaudited) and interest income recognized during the period that the loan was impaired was $128 and $2, respectively.

Nonperforming loans include smaller balance homogeneous loans that are collectively evaluated for impairment.

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at March 31, 2007 and 2006 (unaudited) and December 31, 2006, 2005 and 2004 were $4,753, $4,617, $4,782, $4,598, and $1,768.

NOTE 4 – PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
Land	$874	$874	$874
Buildings and improvements	3,902	3,902	3,902
Furniture, fixtures and equipment	3,885	3,591	3,747

	8,661	8,367	8,523
Accumulated depreciation	(4,749)	(4,650)	(4,637)

	$3,912	$3,717	$3,886

Depreciation expense was $100, $111, $440, $614 and $599 for the three months ended March 31, 2007 and 2006 (unaudited) and the years ended December 31, 2006, 2005 and 2004, respectively.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 4 – PREMISES AND EQUIPMENT, NET (Continued)

The Bank leases two branch properties and some equipment, which agreements expire on January 31, 2010 and July 14, 2010, respectively.  Currently, the lease agreements do not contain any options to extend the lease term.  Rent expense was $36, $24, $95, $96 and $94 for the three months ended March 31, 2007 and 2006 (unaudited) and the years ended December 31, 2006, 2005 and 2004, respectively.  Rent commitments under non-cancelable operating leases were as follows:

	March 31, 2007	December 31, 2006

	(Unaudited)
First year	$177	$153
Second year	179	179
Third year	153	179
Fourth year	7	26
Fifth year	—	—
Thereafter	—	—

	$516	$537

NOTE 5 – FORECLOSED AND REPOSSESSED ASSETS

Foreclosed and repossessed assets were as follows:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
Foreclosed and repossessed assets	$844	$952	$174

During the three months ended March 31, 2007 (unaudited), one property secured by an apartment complex was written down by $110, which was included in non-interest expense.  There was no activity in the allowance for losses for any other periods covered by the consolidated financial statements.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 6 – DEPOSITS

Deposits are summarized as follows:

	March 31, 2007	December 31,

Description and interest rate		2006	2005

	(Unaudited)
Non-interest bearing checking	$4,513	$3,638	$2,606
Interest-bearing checking accounts	53,350	55,951	25,065
Savings accounts	68,126	67,160	73,698
Money market accounts	103,894	73,792	68,763

Total transaction accounts	229,883	200,541	170,132

Certificates:
Less than 2.00%	223	222	981
2.00 - 2.99%	191	664	35,640
3.00 - 3.99%	28,154	35,005	118,493
4.00 - 4.99%	50,992	59,788	65,187
5.00 - 5.99%	210,124	174,917	68

Total certificates	289,684	270,596	220,369

Total deposits	$519,567	$471,137	$390,501

At March 31, 2007 (unaudited), brokered deposits were $39,935. Brokered deposits represent an alternative and immediate source of funds and generally have a higher interest rate than local, retail deposits. Brokered deposits are highly susceptible to withdrawal if rates are not competitive.

Time deposits of $100 or more at March 31, 2007 (unaudited) and December 31, 2006 and 2005 were $116,726, $69,754 and $89,667, respectively.  Generally, deposits in excess of $100 are not Federally insured.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 6 – DEPOSITS (Continued)

Scheduled maturities of time deposits for the next five years and thereafter were as follows:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
First year	$233,650	$198,064	$163,514
Second year	50,223	65,124	34,750
Third year	3,444	4,876	16,300
Fourth year	2,017	2,262	4,049
Fifth year	350	270	1,756
Thereafter	—

	$289,684	$270,596	$220,369

Interest expense on deposits was as follows:

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Checking and money market accounts	$1,317	$463	$2,948	$1,926	$1,430
Savings accounts	142	91	445	379	388
Certificates	3,367	2,170	11,031	5,731	2,868

	$4,826	$2,724	$14,424	$8,036	$4,686

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 7- FEDERAL HOME LOAN BANK ADVANCES AND SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Fixed-rate advances from FHLB of New York payable at its maturity date are summarized as follows:

	Weighted-Average Interest Rate March 31, 2007	March 31, 2007	December 31,

Maturity			2006	2005

	(Unaudited)	(Unaudited)
Within one year	4.58%	$21,000	$22,300	$36,000
Second year	5.16%	32,600	37,600	16,000
Third year	5.03%	10,000	10,000	3,000
Fourth year	4.40%	2,000	2,000	—
Fifth year	—	—	—	2,000
Therafter	4.95%	2,000	2,000	2,000

		$67,600	$73,900	$59,000

Weighted-average rate		4.93%	4.97%	3.87%

At March 31, 2007 (unaudited), interest rates on advances ranged from 3.30% to 5.82%.  The advances were collateralized by $151,884 and $148,429 of first mortgage loans under a blanket lien arrangement at March 31, 2007 (unaudited) and December 31, 2006, respectively.  Based on this collateral and the Bank’s holdings of FHLB stock, the Bank is eligible to borrow up to an additional $84,284 and $80,711 at March 31, 2007 (unaudited) and December 31, 2006, respectively.

Securities sold under agreement to repurchase were as follows:

		March 31, 2007	December 31,

Maturity	Interest Rate		2006	2005

		(Unaudited)
May 26, 2006	2.93%	$—	$—	$3,000
November 27, 2006	3.80%	—	—	3,487
May 21, 2007	3.63%	5,100	5,100	5,100
May 25, 2007	3.63%	5,127	5,127	5,127
August 23, 2007	4.33%	5,000	5,000	5,000

		$15,227	$15,227	$21,714

Market value of securities		$13,571	$13,958	$20,209

Average balance of borrowings		$15,227	$19,331	$19,645

Maximum balance at any month end		$15,227	$21,714	$21,821

The securities sold under agreement to repurchase are under the Bank’s control.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 8 – BENEFIT PLANS

401 (K) Plan:   A 401(K) benefit plan allows substantially all employees to contribute up to 75% of their compensation up to a maximum of $15, which is matched equal to 60% of the first 6% of compensation, and an additional discretionary contribution is reviewed annually by the Board.  Participants are fully vested after five years of service.  Expense for the three months ended March 31, 2007 and 2006 (unaudited) and the years ended December 31, 2006, 2005 and 2004 was $212, $169, $458, $379 and $401, respectively.

As a result of the Marcy Federal Credit Union merger (see Note 15), the Bank assumed liabilities under a deferred compensation agreement and severance agreement for Marcy’s CEO in the amount of $500 and $277, respectively.  These amounts were expensed during 2006.

NOTE 9 - INCOME TAXES

The Bank computes its tax bad debt deduction using the specific charge-off method.  As a result of the Bank’s assets exceeding $500 million, the tax bad debt reserve is being amortized into taxable income over a four-year period, beginning in 2006.  The tax bad debt reserve at March 31, 2007 (unaudited) and December 31, 2006 was approximately $1.1 million and $1.2 million, respectively.

Income tax expense was as follows:

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Current:
Federal	$235	$543	$1,877	$2,805	$2,218
State	52	119	310	520	360

	287	662	2,187	3,325	2,578

Deferred:
Federal	(6)	(80)	(255)	(459)	(114)
State	(1)	(17)	(56)	(100)	29

	(7)	(97)	(311)	(559)	(85)

Total income taxes	$280	$565	$1,876	$2,766	$2,493

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 9 - INCOME TAXES (Continued)

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Three Months Ended March 31,		Years Ended December 31,

	2007	2006	2006	2005	2004

	(Unaudited)
Federal statutory rate of 34% times financial statement income	$246	$516	$1,425	$2,475	$2,234
Effect of:
Income from Credit Union	—	—	70	8	(2)
Nondeductible merger expenses	13	5	37	—	—
Nondeductible compensation	—	—	170	—	—
State taxes, net of federal benefit	32	63	168	277	257
Other, net	(11)	(19)	6	6	4

	$280	$565	$1,876	$2,766	$2,493

Effective tax rate	38.7%	37.2%	44.8%	38.0%	37.9%

The components of the net deferred tax assets included in other assets are summarized as follows:

	March 31, 2007	December 31,

		2006	2005

	(Unaudited)
Deferred tax assets:
Allowance for loan losses	$1,534	$1,512	$1,209
Deferred compensation	108	108	—
Accumulated depreciation	64	54	21

	1,706	1,674	1,230
Deferred tax liabilities- net deferred loan costs	905	880	747

Net deferred tax assets	$801	$794	$483

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 10 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates were as follows:

	March 31, 2007	December 31, 2006

	(Unaudited)
Balance, beginning of period	$856	$828
Additions	—	147
Repayments	(86)	(119)

Balance, end of period	$770	$856

Deposits from principal officers, directors and their affiliates at March 31, 2007 (unaudited) and December 31, 2006 and 2005 were $1,200, $599 and $711, respectively.

NOTE 11 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can initiate regulatory action.  At March 31, 2007 (unaudited) the Bank met all capital adequacy requirements.

Prompt corrective action regulations provide five classifications:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If adequately capitalized, regulatory approval is required to accept brokered deposits.  If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  At March 31, 2007 (unaudited) and December 31, 2006 and 2005, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes have changed the institution’s category.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 11 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

Actual and required capital amounts and ratios for the Bank are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

March 31, 2007 (Unaudited)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Equity	$44,708
Unrealized gain on AFS securities	(10)

Tier 1 (Core) Capital and Tangible Capital	44,698		$9,734	1.50%
General valuation allowance	4,969
Deduction for low-level recourse	(118)

Total Capital to risk-weighted assets	$49,549	11.18%	$35,460	8.00%	$44,325	10.00%

Tier 1 (Core) Capital to risk- weighted assets	$44,580	10.06%	$17,730	4.00%	$26,595	6.00%

Tier 1 (Core) Capital to adjusted total assets	$44,698	6.89%	$25,958	4.00%	$32,447	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

December 31, 2006	Amount	Ratio	Amount	Ratio	Amount	Ratio

Equity	$44,245
Unrealized loss on AFS securities	9

Tier 1 (Core) Capital and Tangible Capital	44,254		$9,110	1.50%
General valuation allowance	5,192
Deduction for low-level recourse	(96)

Total Capital to risk-weighted assets	$49,350	11.74%	$33,624	8.00%	$42,030	10.00%

Tier 1 (Core) Capital to risk- weighted assets	$44,158	10.51%	$16,812	4.00%	$25,218	6.00%

Tier 1 (Core) Capital to adjusted total assets	$44,254	7.29%	$24,293	4.00%	$30,366	5.00%

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 11 – CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

December 31, 2005	Amount	Ratio	Amount	Ratio	Amount	Ratio

Equity	$41,940
Unrealized gain on AFS securities	—

Tier 1 (Core) Capital and Tangible Capital	41,940		$7,726	1.50%
General valuation allowance - limited	4,376
Deduction for low-level recourse	(92)

Total Capital to risk-weighted assets	$46,224	13.19%	$28,030	8.00%	$35,038	10.00%

Tier 1 (Core) Capital to risk- weighted assets	$41,848	11.94%	$14,015	4.00%	$21,023	6.00%

Tier 1 (Core) Capital to adjusted total assets	$41,940	8.14%	$20,604	4.00%	$25,755	5.00%

The Qualified Thrift Lender test requires that at least 65% of assets be maintained in housing-related finance and other specified areas.  If this test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the Bank must convert to a commercial bank charter.  Management believes that this test is met.

NOTE 12 - OFF-BALANCE-SHEET ARRANGEMENTS AND DERIVATIVES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used.  Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Standby letters of credit are unconditional commitments issued by the Bank to guarantee the performance of the borrower to a third party.  The guarantees generally extend for a term of up to one year and are fully collateralized by generally corporate assets.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 12 - OFF-BALANCE-SHEET ARRANGEMENTS AND DERIVATIVES (Continued)

The contractual amount of financial instruments with off-balance-sheet risk was as follows:

	March 31, 2007 (Unaudited)		December 31, 2006		December 31, 2005

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$14,377	$11,298	$11,012	$4,894	6,532	$7,088
Unused lines of credit and letters of credit	$6,241	$39,630	$8,716	$34,229	3,784	$28,413
Range of fixed-rate commitments	5.375%-15.00%	—	5.625%-9.50%	—	5.50%-8.99%	—

The following instruments are considered financial instruments under FASB Interpretation 45.  These instruments are carried at fair value.  The contract amount and carrying value of these instruments was as follows:

	March 31, 2007 (Unaudited)		December 31, 2006		December 31, 2005

	Contract Amount	Carrying Value	Contract Amount	Carrying Value	Contract Amount	Carrying Value

Standby letters of credit	$738	$—	$729	$—	$219	$—
Loans sold with recourse	$4,753	$—	$4,782	$—	$4,598	$—

Loans sold to the Federal Home Loan Bank (FHLB) of New York under the Mortgage Partnership Finance program are sold with recourse.  The Bank has an agreement to sell residential loans up to $10 million to the FHLB of New York.  Approximately $5.6 million has been sold through March 31, 2007 (unaudited).  Under the agreement, the Bank has a maximum credit enhancement of $118 at March 31, 2007 (unaudited).  Based upon a favorable payment history, the Bank does not anticipate recognizing any losses on these residential loans, and accordingly, has not recorded a liability for the credit enhancement.

The Bank purchased a 2 year, $30 million notional value interest rate cap in February 2007, to limit potential exposure to rising interest rates.  The cost of the transaction was $37.  The counter-party in the transaction, an approved broker dealer, will pay the Bank when the one-month LIBOR rate is above the cap rate of 5.75%.

For fully effective hedges, the changes in the fair value of the interest rate cap will exactly offset the gain or loss on the hedged item. For ineffective hedges, differences resulting from changes in cash flows of the hedged item and changes in the fair value of the interest rate cap are recognized as other fee income. For derivatives not designated as a hedge, gains and losses related to the change in fair value are recognized currently in earnings. Management of the Bank has determined that the interest rate cap does not qualify as part of a hedging relationship. The carrying amount of the interest rate cap was $34 at March 31, 2007 (unaudited). The agreement expires in February 2009.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 13 – CONTINGENCIES

At March 31, 2007 (unaudited) and December 31, 2006 there were no known pending litigation or other claims that management believes will be material to the Bank’s financial position.

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows:

	March 31, 2007 (Unaudited)		December 31, 2006		December 31, 2005

	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	$32,184	$32,184	$8,799	$8,799	$11,927	$11,927
Interest-bearing deposits	1,835	1,835	2,135	2,135	85	85
Securities held to maturity	36,803	36,129	37,706	36,874	43,334	42,331
Securities available for sale	8,885	8,885	8,852	8,852	4	4
Loans, net	557,211	553,437	537,097	529,319	449,148	442,641
FHLB stock	3,807	3,807	4,091	4,091	3,264	3,264
Accrued interest receivable	2,184	2,184	2,233	2,233	1,653	1,653
Financial liabilities:
Deposits	519,567	514,038	471,137	464,717	390,501	387,366
Federal Home Loan Bank advances	67,600	67,694	73,900	73,562	59,000	58,245
Securities sold under agreement to repurchase	15,227	15,227	15,227	15,151	21,714	21,433
Accrued interest payable	$839	$839	$821	$821	$644	$644

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully.  Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer.  For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values.  Fair value of debt is based on current rates for similar financing.  The fair value of off-balance sheet items is not considered material.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 15 - CREDIT UNION MERGER

On December 29, 2006, the Bank completed a merger with Marcy Federal Credit Union.  The transaction was accounted for as a pooling of interests and prior financial statements were restated.  As of the date of the merger, Marcy had assets of approximately $22.9 million (including $3.5 million of cash and cash equivalents and other interest-earning deposits in other financial institutions, $1.8 million of securities, $1.4 million of premises and equipment and $15.5 million of net loans) and assumed liabilities of approximately $19.7 million (primarily members’ deposits).  Members’ equity was approximately $3.2 million.

The results of operations for the separate companies have been presented below:

	Beacon Federal	Marcy Federal Credit Union	Combined

Year Ended December 31, 2006
Net interest income	$13,438	$834	$14,272
Provision for loan losses	904	162	1,066
Noninterest income	2,906	148	3,054
Noninterest expense	10,267	1,803	12,070
Income tax expense	1,876	—	1,876
Net income (loss)	$3,297	$(983)	$2,314

	Beacon Federal	Marcy Federal Credit Union	Combined

Year Ended December 31, 2005
Net interest income	$14,271	$816	$15,087
Net income	$4,490	$24	$4,514
Year Ended December 31, 2004
Net interest income	$13,319	$789	$14,108
Net income (loss)	$4,084	$(6)	$4,078

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 15 - CREDIT UNION MERGER (Continued)

The balance sheet data at December 31, 2005 for the separate companies has been presented below:

At December 31, 2005	Beacon Federal	Marcy Federal Credit Union	Combined

Assets	$491,453	$23,646	$515,099
Loans	435,816	13,332	449,148
Deposits	371,114	19,387	390,501
Equity	$37,772	$4,168	$41,940

The results of operations for the period December 30, 2006 through December 31, 2006 were not significant.  There were no inter-company transactions or adjustments needed to adopt the same accounting practices.  Both entities have a December 31 fiscal year end.  The Bank incurred merger expenses for the three months ended March 31, 2007 and 2006 (unaudited) and year ended December 31, 2006 of $38, $16 and $109, respectively.

BEACON FEDERAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 16- SUBSEQUENT EVENT – PLAN OF CONVERSION
(Dollars in thousands)

On March 22, 2007, the Board of Directors of Beacon Federal adopted a Plan of Conversion to convert from a mutual savings association to a capital stock corporation (Conversion).

A new holding company will be established as part of the Conversion.  Shares of the new holding company’s common stock will be offered in a subscription offering pursuant to non-transferable subscription rights at a predetermined and uniform price in the following order of preference: (1) to the eligible account holders of record of Beacon Federal (Bank) as of February 28, 2006; (2) to tax qualified employee stock benefit plans; (3) if applicable, to supplemental eligible account holders of record as of the last day of the calendar quarter preceding OTS approval of the Conversion; and (4) any person other than an eligible account holder or a supplemental eligible account holder, holding a qualifying deposit on the voting record date.  Concurrently with the subscription offering, shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering with preference given first to natural persons residing in the New York counties of Onondaga, Madison, Oneida and Oswego; the Tennessee counties of Coffee, DeKalb, Grundy, Warren, Rutherford and White; the Texas counties of Gregg, Rusk, Smith and Cherokee; and the Massachusetts county of Middlesex; and thereafter to other members of the general public.

Subsequent to the Conversion, voting rights will be held and exercised exclusively by the stockholders of the new holding company. Deposit account holders will continue to be insured by the FDIC. A liquidation account will be established in an amount equal to the Bank’s total equity as of the latest balance sheet date in the final prospectus used in the Conversion. Each eligible account holder or  supplemental account holder will be entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the eligible account holder’s or supplemental account holder’s deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after Conversion in the related deposit balance.

Following completion of the Conversion, the Bank may not declare, pay a dividend on, or repurchase any of its capital stock of the Bank, if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements.  Any purchase of the new holding company’s common stock will be conducted in accordance with applicable laws and regulations.

Conversion costs will be deferred and reduce the proceeds from the shares sold in the Conversion. If the Conversion is not completed, all costs will be expensed.  At March 31, 2007 (unaudited), Conversion costs of $45 had been deferred.

The transaction is subject to certain conditions, including the required regulatory approvals and approval of the Plan of Conversion by the Bank.

You should rely only on the information contained in this document or that to which we have referred you.  No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Beacon Federal Bancorp, Inc. or Beacon Federal.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Beacon Federal Bancorp, Inc. or Beacon Federal since any of the dates as of which information is furnished herein or since the date hereof.

BEACON FEDERAL BANCORP, INC.

(Holding Company for
Beacon Federal)

9,487,500 Shares of
Common Stock
Par value $0.01 per share
(Subject to Increase to up to 10,910,625 )

PROSPECTUS

Keefe, Bruyette & Woods

August 10 , 2007

Until September 14 , 2007 or 25 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver the prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount(1)

*	Registrant’s Legal Fees and Expenses	$475,000
*	Marketing Agent Legal Fees and Expenses	50,000
*	Registrant’s Accounting Fees and Expenses	200,000
*	Conversion Agent and Data Processing Fees	25,000
*	Marketing Agent Fees and Expenses	677,400
*	Appraisal Fees and Expenses	70,000
*	Printing, Postage and Mailing	315,000
*	Filing Fees (OTS, NASD, Nasdaq and SEC)	128,058
*	Accounting Consulting Fees and Expenses	90,000
*	Business Plan Fees and Expenses	30,000
*	Other	91,542

*	Total	$2,152,000

*	Estimated
(1)

Beacon Federal Bancorp, Inc. has retained Keefe, Bruyette & Woods, Inc. to assist in the sale of common stock on a best efforts basis in the offerings.  Fees are estimated at the midpoint of the offering range.

Item 14.	Indemnification of Directors and Officers

          Articles 10 and 11 of the Articles of Incorporation of Beacon Federal Bancorp, Inc., a Maryland corporation (the “Corporation”), set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

          ARTICLE 10.  Indemnification, etc. of Directors and Officers.

          A.     Indemnification.  The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          B.     Procedure.  If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim.  If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit.  It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.  In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL.  Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit.  In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

          C.     Non-Exclusivity.  The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

          D.     Insurance.  The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

          E.     Miscellaneous.  The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder.  The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

          Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

          ARTICLE 11.  Limitation of Liability.  An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL.  If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

          Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between Beacon Federal and Keefe, Bruyette & Woods, Inc.*
1.2	Form of Agency Agreement between Beacon Federal, Beacon Federal Bancorp, Inc., and Keefe, Bruyette & Woods, Inc. *
2	Plan of Conversion, as amended *
3.1	Articles of Incorporation of Beacon Federal Bancorp, Inc.*
3.2	Bylaws of Beacon Federal Bancorp, Inc.*
4	Form of Common Stock Certificate of Beacon Federal Bancorp, Inc.*
5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*
8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick *
10.1	Form of Employee Stock Ownership Plan*
10.2	Form of Employment Agreement for Chief Executive Officer*
10.3	Form of Employment Agreement for Chief Financial Officer*
10.4	Form of Employment Agreement for Executive Officers*
10.5	Form of Change in Control Agreement*
10.6	Beacon Federal Excess Benefit Plan *
10.7	Beacon Federal Annual Cash Incentive Plan *
21	Subsidiaries of Registrant*
23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8) *
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of RP Financial, LC.
24	Power of Attorney *
99.1	Appraisal Agreement between Beacon Federal and RP Financial, LC.*
99.2	Letter of RP Financial, LC. with respect to Subscription Rights*
99.3	Appraisal Report of RP Financial, LC.*,**
99.3.1	Updated Appraisal Report of RP Financial, LC.**
99.4	Marketing Materials *
99.5	Order and Acknowledgment Form *

*	Previously filed.
**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.

(b) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

           (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                    (2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of East Syracuse, State of New York on August 7 , 2007.

BEACON FEDERAL BANCORP, INC.

By:	/s/ Ross J. Prossner

Ross J. Prossner
Chief Executive Officer and President
(Duly Authorized Representative)

POWER OF ATTORNEY

          We, the undersigned directors and officers of Beacon Federal Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Ross J. Prossner as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Ross J. Prossner may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company=s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Ross J. Prossner shall do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Ross J. Prossner	President, Chief Executive Officer and Director (Principal Executive Officer)	August 7 , 2007

Ross J. Prossner

/s/ James D. Lapsley	Chief Financial Officer (Principal Financial and Accounting Officer)	August 7 , 2007

James D. Lapsley

/s/ Timothy P. Ahern	Chairman of the Board	August 7 , 2007

Timothy P. Ahern

Director

John W. Altmeyer

/s/ Robert Berger	Director and Vice Chairman of the Board	August 7 , 2007

Robert Berger

/s/ Edward H. Butler	Director	August 7 , 2007

Edward H. Butler

/s/ Thomas Driscoll	Director	August 7 , 2007

Thomas Driscoll

/s/ David R. Hill	Director	August 7 , 2007

David R. Hill

As filed with the Securities and Exchange Commission on August 7 , 2007

Registration No. 333-143522

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

EXHIBITS
TO
PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
REGISTRATION STATEMENT
ON
FORM S-1

Beacon Federal Bancorp, Inc.
East Syracuse, New York

EXHIBIT INDEX

1.1	Engagement Letter between Beacon Federal and Keefe, Bruyette & Woods, Inc.*
1.2	Form of Agency Agreement between Beacon Federal, Beacon Federal Bancorp, Inc., and Keefe, Bruyette & Woods, Inc. *
2	Plan of Conversion, as amended *
3.1	Articles of Incorporation of Beacon Federal Bancorp, Inc.*
3.2	Bylaws of Beacon Federal Bancorp, Inc.*
4	Form of Common Stock Certificate of Beacon Federal Bancorp, Inc.*
5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*
8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick *
10.1	Form of Employee Stock Ownership Plan*
10.2	Form of Employment Agreement for Chief Executive Officer*
10.3	Form of Employment Agreement for Chief Financial Officer*
10.4	Form of Employment Agreement for Executive Officers*
10.5	Form of Change in Control Agreement*
10.6	Beacon Federal Excess Benefit Plan *
10.7	Beacon Federal Annual Cash Incentive Plan *
21	Subsidiaries of Registrant*
23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8) *
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of RP Financial, LC.
24	Power of Attorney *
99.1	Appraisal Agreement between Beacon Federal and RP Financial, LC.*
99.2	Letter of RP Financial, LC. with respect to Subscription Rights*
99.3	Appraisal Report of RP Financial, LC.*,**
99.3.1	Updated Appraisal Report of RP Financial, LC.**
99.4	Marketing Materials *
99.5	Order and Acknowledgment Form *

*	Previously filed.
**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.